Filed Pursuant to Rule 424(b)(5)
Registration No. 333-190718

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying base prospectus are not an offer to sell these securities, and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT	SUBJECT TO COMPLETION, DATED MAY 23, 2016

(To Prospectus dated August 19, 2013)

5,000,000 Shares

Seaspan Corporation

Class A Common Shares

$            per share

We are offering up to 5,000,000 of our Class A common shares in this offering. We have granted the underwriters an option to purchase up to 750,000 additional Class A common shares. Our chief executive officer and affiliates of one of our directors and of Dennis Washington have committed to purchase directly from us, at the public offering price, an aggregate of $15 million of additional shares of our Class A common stock concurrently with the closing of this offering. We refer to this separate sale as the concurrent sale. The shares sold in the concurrent sale will not be subject to any underwriting discounts or commissions. Please read “Underwriting” for more information.

Our Class A common shares are listed on The New York Stock Exchange under the symbol “SSW.” The last reported sale price of our Class A common shares on The New York Stock Exchange on May 20, 2016 was $16.76 per share.

Investing in our Class A common shares involves risks. Please read “Risk Factors” beginning on page S-12 of this prospectus supplement and page 4 of the accompanying base prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds to Us (Before Expenses)	$	$

(1)	If the underwriters exercise the option to purchase additional Class A common shares in full, the total underwriting discounts and commissions payable by us will be $ , and total proceeds to us before expenses will be $ .

The underwriters expect to deliver the Class A common shares to purchasers on or about May    , 2016, through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Wells Fargo Securities	Morgan Stanley	UBS Investment Bank
Credit Suisse	J.P. Morgan	Stifel

Co-Managers

RBC Capital Markets	BB&T Capital Markets	Janney Montgomery Scott	Ladenburg Thalmann

May    , 2016

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer to the “prospectus,” we are referring to both parts combined. If information in the prospectus supplement conflicts with information in the accompanying base prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will be deemed not to constitute a part of this prospectus except as so modified or superseded.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of our Class A common shares in any state or jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus or the information that is incorporated by reference herein is accurate as of any date other than its respective date.

Unless we otherwise specify, when used in this prospectus supplement, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its subsidiaries, except that when such terms are used in this prospectus supplement in reference to our Class A common shares, they refer specifically to Seaspan Corporation.

References to shipbuilders are as follows:

SHIPBUILDER	REFERENCE
CSBC Corporation, Taiwan	CSBC
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu
HHIC-PHIL INC.	HHIC

References to customers are as follows:

CUSTOMER	REFERENCE
CMA CGM S.A.	CMA CGM
China Shipping Container Lines (Asia) Co., Ltd.(1)(2)	CSCL Asia
COSCO Container Lines Co., Ltd.(2)(3)	COSCON
Hanjin Shipping Co., Ltd.	Hanjin
Hapag-Lloyd AG	Hapag-Lloyd
Hapag-Lloyd USA, LLC(4)	HL USA
Kawasaki Kisen Kaisha Ltd.	K-Line
Maersk Line A/S(5)	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.	MOL
Yang Ming Marine Transport Corp.	Yang Ming Marine
ZIM Integrated Shipping Services Ltd.	ZIM

(1)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL.
(2)	While we continue to charter our vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping businesses in March 2016.
(3)	A subsidiary of China COSCO Holdings Company Limited.
(4)	A subsidiary of Hapag-Lloyd.
(5)	A subsidiary of A.P. Møeller – Mærsk A/S.

S-i

Prospectus Supplement

Base Prospectus

S-ii

SUMMARY

This summary highlights important information contained elsewhere in this prospectus supplement and the accompanying base prospectus. You should carefully read this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference to understand fully our business and the terms of our Class A common shares, as well as tax and other considerations that are important to you in making your investment decision. You should consider carefully the “Risk Factors” section beginning on page S-12 of this prospectus supplement and on page 4 of the accompanying base prospectus to determine whether an investment in our Class A common shares is appropriate for you. Unless otherwise indicated, all references in this prospectus supplement to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus supplement is prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our Company

We are the leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We operate a fleet of 88 containerships, and we have entered into contracts for the purchase of an additional eight newbuilding containerships, which have scheduled delivery dates through October 2017. Of our eight newbuilding containerships, six will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into long-term charter contracts for the remaining newbuilding containerships in the future. The average age of the 88 vessels in our operating fleet is approximately six years, on a TEU-weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. The charters on the 88 vessels in our operating fleet have an average remaining term of approximately five years, on a TEU weighted basis, excluding the effect of charterers’ options to extend certain time charters.

Customers for our current operating fleet are COSCON, CSCL Asia, CMA CGM, Hanjin, Hapag-Lloyd, HL USA, K-Line, Maersk, MSC, MOL, Yang Ming Marine and ZIM. The customers for the six newbuilding containerships that are subject to charter contracts are Maersk, MSC and Yang Ming Marine.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions.

Our eight newbuilding vessels, which have scheduled delivery dates through October 2017, consist of the following:

Vessel	Vessel Class (TEU)	Length of Charter(1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 1120	10000	5 years + two one-year options	Maersk	2016	New Jiangsu and Jiangsu Xinfu
Hull No. 1037	14000	10 years + one 2-year option	Yang Ming Marine	2016	CSBC
Hull No. 1039	14000	10 years + one 2-year option	Yang Ming Marine	2017	CSBC
Hull No. 1122	10000	—(2)	—(2)	2017	New Jiangsu and Jiangsu Xinfu
Hull No. 1169	10000	—(2)	—(2)	2017	New Jiangsu and Jiangsu Xinfu
Hull No. 145	11000	17 years	MSC	2017	HHIC
Hull No. 147	11000	17 years	MSC	2017	HHIC
Hull No. 153	11000	17 years	MSC	2017	HHIC

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer.

(2)	We expect to enter into a long-term charter for this vessel in the future.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of May 15, 2016:

	Scheduled for the Year Ended December 31,
	2016	2017
Owned and leased vessels, beginning of year	85	86
Deliveries	5	6
Contractual sale(1)	(4)	–

Total, end of period	86	92
GCI managed vessels, beginning of year	15	17
Deliveries	2	5
Total, end of period	17	22
Total Fleet	103	114
Total Capacity (TEU)	796,300	919,300

(1)

Relates to four 4800 TEU vessels that commenced five-year bareboat charters in 2011. The charterer has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms in 2016.

Market Opportunity

We believe that there is an opportunity for shipowners with access to capital to acquire vessels at attractive prices and employ them in a manner that will generate attractive returns on capital and is accretive to cash flow. Due to the financial constraints of shipowners and lower rates of growth in global trade, orders for newbuilding containerships, as a percentage of the global fleet, have declined since peaking in 2008. The current orderbook represents approximately 17.8% of global fleet capacity and is heavily weighted towards larger post-panamax vessels greater than 8000 TEU. We believe demand for large fuel-efficient ships will remain strong as container liner companies seek to reduce costs and achieve operating efficiencies, creating opportunities for shipowners with the necessary operational and financial capabilities.

We intend to continue to expand our fleet primarily through entering into newbuilding contracts with shipyards and opportunistic secondhand and newbuilding vessel acquisitions. We believe there will also be select opportunities to acquire existing or newbuilding vessels from other shipowners, from shipbuilders if purchasers default on construction contracts, or from banks and other lessors that may acquire vessels upon borrower or lessee defaults. We believe we are well positioned to take advantage of current market opportunities. We believe that we will be able to fund the remaining payments for the containerships that we have contracted to purchase through the availability under our credit facilities, including future credit facilities, other financings, current cash balances and operating cash flow.

We may seek to undertake additional acquisitions of high-quality newbuilding or secondhand vessels through asset or business acquisitions, and we regularly consider potential opportunities. In evaluating these opportunities, we consider, among other things, the size of the vessels and the tenor of the related time charters relative to those in our existing fleet. We anticipate that we would fund the purchase price for any secondhand vessels we may acquire primarily through the assumption of debt, with the balance funded through borrowings under our existing credit facilities, cash, other financings or a combination thereof.

There is no assurance that we will be able to acquire any of the containerships opportunities we are evaluating.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on the opportunities in the containership industry, including the following:

•

Scale, Diversity and Quality of Our Fleet.    We are the largest independent charter owner and manager of containerships and believe that the size of our fleet appeals to our customers and provides us cost savings through volume purchases and leverage in negotiating newbuilding contracts and accessing shipyard berths. Our operating fleet of 88 containerships has an average age of approximately six years, on a TEU-weighted basis, which is significantly below the industry average of approximately eight years. Our newbuilding containerships are also subject to our high standards for design, construction quality and maintenance. The vessels in our current operating fleet range in size from 2500 TEU to 14000 TEU, and our 14000 TEU containerships are among the largest containerships in operation. All of our newbuilding containerships under construction are 10000 TEU, 11000 TEU and 14000 TEU containerships.

•

Strong, Long-Term Relationships with High-Quality Customers, Including Leading Asian Container Liner Companies.    We have developed strong relationships with our customers, which include leading container liner companies. We believe we are the largest charterer of containerships to China, and we anticipate that Asian demand for containerships will continue to rebound and grow in the long run. We attribute the strength of our customer relationships in part to our consistent operational quality, customer oriented service and historical average utilization of approximately 99% since our initial public offering, or IPO, in 2005.

•

Enhanced Stability of Cash Flows Through Long-Term, Fixed-Rate Time Charters.    Our vessels are primarily subject to long-term, fixed-rate time charters, which have an average remaining term of approximately five years, on a TEU-weighted basis. As a result, the majority of our current revenue is protected from the volatility of spot rates and short-term charters. To further promote cash flow stability, we have primarily placed newbuilding orders and purchased secondhand vessels when we have concurrently entered into long-term time charters with our customers. As at May 15, 2016, we had an aggregate of approximately $5.9 billion of contracted future minimum revenue under existing fixed-rate time charters and interest income from sales-type capital leases and direct financing leases.

•

Proven Ability to Source Capital for Growth.    Since our IPO in 2005, we have successfully raised capital to grow our fleet. Including our IPO, we have raised approximately $2.8 billion in public and private issuances of equity securities and $345 million in public issuances of debt securities. In addition, we have secured credit and lease facilities with aggregate outstanding borrowings and commitments of $4.1 billion as of March 31, 2016. We accessed capital during the most recent worldwide economic downturn, including raising preferred share equity and entering into sale-leaseback financings. As of March 31, 2016, we had total remaining capital expenditures of approximately $0.6 billion relating to eight newbuilding containerships. We expect to fund our remaining capital expenditures for these newbuilding vessels with our cash, availability under credit facilities associated with the newbuilding vessels and new debt or lease financing that we expect to arrange in advance of vessel deliveries. We intend to continue to access existing capital, and to seek new sources of capital, to cost-effectively maintain and grow our fleet over the long term.

•

Significant Delivered Fleet Growth.    We have significantly grown our fleet since our IPO in August 2005. At that time, we had an operating fleet of 10 vessels with another 13 vessels on order, aggregating 116,950 TEU. We now have 88 vessels in operation and eight newbuilding containerships on order, aggregating 684,100 TEU, an increase since our IPO of 485% in TEU capacity. The aggregate capacity of these eight newbuilding vessels that we have contracted to purchase, with scheduled delivery dates through October 2017, represents approximately 14.9% of the aggregate capacity of our vessels currently in operation. We believe that our longstanding relationships with key constituents in the containership industry, including container liner companies, shipbuilders and shipping banks, will enable us to continue sourcing newbuilding and secondhand vessel acquisition opportunities at terms attractive to us.

•

Experienced Management.    Our chief executive officer, chief operating officer and chief financial officer have over 60 years of combined professional experience in the shipping and ship finance industry, and they have experience managing shipping companies through several economic cycles. The members of our management team have prior experience with many companies in the international ship management industry, such as China Merchants Group, Neptune Orient Lines, APL Limited, Safmarine Container Lines, Columbia Ship Management and Höegh LNG Partners LP, and provide expertise across commercial, technical, financial and other functional management areas of our business.

Our Business Strategies

We seek to continue to expand our business and increase our cash flow by employing the following business strategies:

•

Pursuing Long-Term, Fixed-Rate Charters.    We intend to continue to primarily employ our vessels under long-term, fixed-rate charters, which contribute to the stability of our cash flows. In addition, container liner companies typically employ long-term charters for strategic expansion into major trade routes, while using spot charters for shorter term discretionary needs. To the extent container liner companies expand their services into major trade routes, we believe we are well positioned to participate in their growth.

•

Expanding and Diversifying Our Customer Relationships.    Since our IPO, we have increased our customer base from two to 12 customers and have expanded our revenue from existing customers. We intend to continue to expand our existing customer relationships and to add new customers to the extent container liner companies increase their use of chartered-in vessels to add capacity in their existing trade routes and establish new trade routes. We believe we are well positioned to secure new chartering business from existing and potential new customers due to our experience in ship design and construction supervision and our reputation for high quality operations.

•

Actively Acquiring Newbuilding and Secondhand Vessels.    We have increased, and intend to further increase, the size of our fleet through selective acquisitions of new and secondhand containerships that we believe will be accretive to our cash flow. We believe that entering into newbuilding contracts will continue our long-term fleet growth and provide modern vessels to our customers. In addition, we intend to continue to selectively consider any nearer-term growth opportunities to acquire high-quality secondhand vessels, primarily either with existing long-term charters or where we can enter into long-term charters concurrently with the acquisitions. We also intend to consider appropriate partnering opportunities that would allow us to seek to capitalize on opportunities in the newbuilding and secondhand markets with more modest investments. We may also consider business acquisitions, as appropriate.

•

Maintaining Efficient Capital Structure and Diversified Sources of Capital.    We intend to pursue a financial strategy that aims to preserve our financial flexibility and achieve a low cost of capital so that we may take advantage of acquisition and expansion opportunities in the future while also meeting our existing obligations. We operate a capital-intensive business. We believe that our ability to access new and innovative sources of capital from a broad range of capital providers has provided a competitive advantage for us.

An investment in our Class A common shares involves risks. Our growth depends on our ability to make accretive vessel acquisitions, expand existing and develop new relationships with charterers and obtain new charters. Substantial competition may hinder achievement of our business strategy. Our growth also depends upon continued growth in demand for containerships. A reduction in demand for containerships, increased competition or an inability to make accretive vessel acquisitions may lead to reductions and volatility in charter hire rates and profitability. In addition, we may be unable to realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results. Adverse changes to our current business condition or market conditions may adversely affect our ability to pay a dividend or the amount of the dividend we could pay, and our board of directors may determine at some future date to reduce, or possibly eliminate, our dividend. During the year ended December 31, 2015 and the quarter ended March 31, 2016, our cash flow used in investing activities exceeded our cash flow from operating activities. If recent adverse trends in charter rates and vessel utilization continue, our ability to continue paying our current dividend per Class A common share may decrease and future dividend payments, if any, may need to be reduced or financed. Before investing in our Class A common shares, you should consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page S-12 of this prospectus supplement and on page 4 of the accompanying base prospectus.

Greater China Intermodal Investments LLC

In March 2011, we co-founded Greater China Intermodal Investments LLC, or GCI, which is our investment partnership established with an affiliate of global asset manager The Carlyle Group, or Carlyle, and others. GCI invests equity capital in containership assets, primarily newbuilding vessels strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau, or Greater China. Our belief in co-founding GCI was that the combination of our expertise and relationships in the containership market and Carlyle’s financial resources, global business network and access to capital would enhance our ability to take advantage of growth opportunities in the containership market.

GCI intends to invest up to $900 million equity capital in containership assets, of which we committed up to $100 million. We currently have an ownership interest in GCI of approximately 10.7% and, as of March 31, 2016, our equity investment in GCI totaled approximately $45.9 million. GCI’s fleet of 22 containerships is comprised primarily of modern large and ultra-large vessels, including 15 on-the-water vessels and seven newbuilding vessels with delivery dates scheduled through the end of 2017. All such vessels, other than two of the newbuildings and two of the on-the-water vessels, are subject to long-term charter contracts with liner companies that are existing customers of us. We have overseen the construction of nearly all of GCI’s vessels and manage all of their operating fleet. For additional information about GCI, please read “Certain Relationships and Related Party Transactions – Our Investment in Carlyle Containership-Focused Investment Vehicle.”

Recent Developments

Potential Acquisition of Greater China Intermodal Investments LLC

Our growth strategy includes expanding our fleet through the selective acquisition of newbuildings and on-the-water containerships. We have had extensive discussions with the owners of GCI about potentially acquiring the remaining approximate 89% equity interests of GCI that we do not currently own. Any such acquisition would be subject to the approval of our board of directors’ independent governance and conflicts committee, the receipt of a fairness opinion and the approval of GCI’s board of managers. We have not entered into any definitive agreement for an acquisition of GCI and may not determine or agree to pursue any such transaction. If we were to acquire GCI, we expect that a substantial portion of the purchase price would consist of our assumption of GCI vessel-related debt and remaining newbuilding obligations.

GCI is owned 83% by Greater China Industrial Investments LLC, or GC Industrial, an affiliate of Carlyle, 10.7% by our subsidiary Seaspan Investment I Ltd., 3.6% by Tiger Management Limited, an entity controlled by one of our directors, Graham Porter, or the Tiger Member, and 2.7% by Blue Water Commerce, LLC, an affiliate of Dennis R. Washington, our largest shareholder, or the Washington Member. The Tiger Member also has an ownership interest in GC Industrial, and the Washington Member and Gerry Wang, our co-founder, co-chairman and chief executive officer, have interests in the Tiger Member. As a result, Messrs. Wang and Porter and the Washington Member would have indirect interests in certain incentive distributions that GC Industrial would receive from GCI, pursuant to GCI’s operating agreement, upon any sale of GCI. Our employment agreement with Mr. Wang provides that we would pay him certain transaction fees in connection with any acquisition by us of GCI. An affiliate of Mr. Porter is party to a services agreement with us that would result in payments to the affiliate relating to certain debt and lease financings we may incur in connection with any acquisition by us of GCI. For additional information about GCI and these arrangements, please read “Certain Relationships and Related Party Transactions.”

We can provide no assurance as to whether any transaction involving GCI may occur or, if a transaction is completed, the terms of such transaction. In addition, there can be no assurance that any such transaction, if completed, would be viewed in a positive manner by investors.

Hanjin Shipping Restructuring

Our customer Hanjin Shipping Co. Ltd., or Hanjin, announced on May 4, 2016 that it is pursuing a voluntary restructuring arrangement with its lenders, led by state-owned Korea Development Bank, or KDB. Hanjin charters three of our 10000 TEU vessels and four of GCI’s 10000 TEU vessels under 10-year charter contracts, with options to extend. The total contracted future revenue under our three charter contracts with Hanjin is approximately $375.8 million, excluding extension options. Hanjin currently is making monthly payments under its charters with us, but, as of the date of this prospectus supplement, we have a total of approximately $11.6 million of accounts receivable relating to the charters, all of which is past due.

Hanjin has made a request to us and other owners of containership vessels that Hanjin charters for a reduction in existing charter rates for a period of three and one half years, in exchange for securities in a restructured Hanjin. We rejected this request, and neither Hanjin nor KDB can change the charter rates in the voluntary restructuring without our consent. However, Hanjin may fail to continue to promptly make charter payments or may seek to terminate the charter contracts. A failure by Hanjin to continue to promptly make payments under the charter contracts, termination of the charter contracts or an insolvency or similar event involving Hanjin could result in a default under our financing agreements relating to our Hanjin vessels and permit the lenders to exercise available remedies. Hanjin’s failure to continue to make charter payments would also permit us to arrest the applicable vessels, terminate the charters and seek to recharter the vessels, and exercise other remedies under the charters and otherwise, which, we believe would further materially harm Hanjin’s business and restructuring efforts. It is uncertain at this time how the Hanjin restructuring may affect us and Hanjin’s obligations under its existing contracts with us. We have not taken any reserve or allowance in our financial statements when valuing the past due receivables.

Series F Preferred Stock Financing

On May 17, 2016, we issued to a third-party Asian investor 5.6 million shares of our 6.95% Cumulative Convertible Perpetual Preferred Shares – Series F, or Series F Preferred Shares, at a price of $25.00 per Series F Preferred Share, for an aggregate purchase price of $140 million. We intend to use the net proceeds from the Series F Preferred Share issuance to finance substantially all of our announced redemption of 5.6 million shares of our Series C preferred shares, which is scheduled to occur on June 7, 2016. The 5.6 million Series C preferred shares to be redeemed represent approximately 42% of the outstanding Series C preferred shares. For a summary of preferences, rights and powers of the holders of Series F Preferred Shares, please see “Description of Capital Stock – Series F Preferred Shares.”

Partial Redemption of Series C Preferred Shares

We intend to use approximately $85 million of the net proceeds from this offering and the concurrent sale to redeem shares of our Series C preferred shares. Such redemption will be in addition to our pending redemption of 5.6 million Series C preferred shares, which redemption is scheduled to occur on June 7, 2016 and will be financed from the net proceeds of the issuance of our Series F Preferred Shares. The Series C preferred shares will be redeemed at the cash redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends from April 30, 2016 to the applicable redemption date.

Employment Agreement with CEO Gerry Wang

On May 16, 2016, we entered into an employment agreement with Gerry Wang to replace the existing employment agreement, dated December 7, 2012. Pursuant to the new employment agreement, Mr. Wang has agreed to continue to serve as our chief executive officer and co-chairman through May 31, 2021. The new employment agreement will result in increased general and administrative expense, due primarily to the equity-based compensation granted to Mr. Wang under the agreement, commencing in the second quarter of 2016. For additional information about the new employment agreement, please read “Certain Relationships and Related Party Transactions – Employment Agreement with Gerry Wang.”

Financial Services Agreement

On May 16, 2016, we entered into a financial services agreement, or the Financial Services Agreement, with Seaspan Financial Services Ltd., or SFSL, an entity owned and controlled by our director Graham Porter, to replace the financial services agreement dated March 14, 2011, between us and Tiger Ventures Limited, an entity also owned and controlled by Mr. Porter. Under the Financial Services Agreement, SFSL will provide us with certain strategic services, including negotiating and procuring pre-delivery and post-delivery financing or refinancing for the construction of new vessels or the acquisition of used vessels. For additional information about the Financial Services Agreement, please read “Certain Relationships and Related Party Transactions – Financial Services Agreement.”

17-Year Lease Financing

In May 2016, we entered into a 17-year lease financing arrangement with an Asian-based leasing company for gross proceeds of over $250 million, which financing bears interest at LIBOR plus a margin. We will use the lease financing proceeds to fund the construction and delivery of three 11000 TEU newbuilding containerships which will commence 17-year bareboat charters upon their deliveries, which are expected during 2017.

Unsecured Revolver Renewal

In April 2016, we completed the renewal of our 364-day unsecured, revolving loan facility with various banks for a total commitment of $150 million. The facility includes features providing for an increase in commitments by up to $30 million, enabling a total facility size of up to $180 million. The revolving loan facility bears interest at LIBOR plus a margin and will be used to fund vessels under construction and for general corporate purposes, and will expire on April 30, 2017.

Lease Financings Involving Vessels Previously Owned by GCI; Termination of Right of First Refusal

On April 28, 2016, we entered into a lease financing arrangement with third parties for one 10000 TEU newbuilding vessel. We are leasing the vessel from the third parties over an initial term of nine years, with an option to purchase the vessel at the end of the lease term for a predetermined fair value purchase price. If the purchase option is not exercised, the lease term will be automatically extended for an additional two years. The lease financing arrangement provides financing at market rates. We received the eight-year time charter contract with MOL for the MOL Beyond from GCI for no consideration.

On May 6, 2016, we entered into a lease financing arrangement with third parties for one 14000 TEU newbuilding vessel. We are leasing the vessel from the third parties over a term of 12 years, with an option to purchase the vessel at the nine year and six month anniversary of the lease for a predetermined fair value purchase price. The lease financing arrangement provides financing at market rates. We received the 10-year time charter contract with Yang Ming for the YM Window from GCI for no consideration.

In May 2016, with the delivery of the MOL Beyond and the YM Window, GCI repaid us $54 million on our demand loan to GCI.

Our right of first refusal arrangement with GCI, or the ROFR, expired on March 31, 2016. The ROFR was established in March 2011 and provided for the allocation of certain containership newbuilding and acquisition opportunities between us and GCI. Following expiration of the ROFR, there are no binding arrangements between us and GCI relating to any such future containership opportunities.

Corporate Information

We are a Marshall Islands corporation incorporated on May 3, 2005. We maintain our principal executive offices at Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686. We maintain a website at www.seaspancorp.com. The information on our website is not part of this prospectus, and you should rely only on the information contained in this prospectus and the documents we incorporate by reference herein when making a decision as to whether to invest in our Class A common shares.

THE OFFERING

Issuer	Seaspan Corporation

Class A common shares offered to the public by us	5,000,000 Class A common shares, plus up to an additional 750,000 Class A common shares if the underwriters exercise their option to purchase additional Class A common shares in full.

Concurrent sale	Our chief executive officer and affiliates of one of our directors and of Dennis Washington have committed to purchase directly from us, at the public offering price, an aggregate of $15 million of additional shares of our Class A common stock concurrently with the closing of this offering.

Class A common shares outstanding immediately after this offering	Class A common shares ( Class A common shares if the underwriters exercise their option to purchase additional Class A common shares in full).

Use of Proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million (or $ million if the underwriters exercise their option to purchase additional Class A common shares in full), after deducting underwriting discounts and estimated offering expenses for this offering. We will receive additional net proceeds of $15 million from the sale of additional shares of Class A common shares in the concurrent sale, based on the same price per share as in the offering. We intend to use approximately $85 million of the net proceeds from this offering and the concurrent sale to redeem a portion of our outstanding Series C preferred shares, with the balance to be used for general corporate purposes. Please read “Use of Proceeds.”

Risk Factors	An investment in our Class A common shares involves risks. You should consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page S-12 of this prospectus supplement and on page 4 of the accompanying base prospectus to determine whether an investment in our Class A common shares is appropriate for you.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents, in each case for the periods and as at the dates indicated, our summary historical financial and operating data.

The summary historical consolidated financial data has been prepared on the following basis:

•

The historical consolidated financial data as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission, or the SEC, on March 10, 2016, and incorporated by reference into this prospectus.

•

The historical consolidated financial data as at December 31, 2013 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 10, 2015.

•

The historical consolidated financial data as at and for the three months ended March 31, 2016 and 2015 is derived from our unaudited interim consolidated financial statements and the notes thereto, which are contained in our Report on Form 6-K filed with the SEC on April 26, 2016 and April 30, 2015, and incorporated by reference into this prospectus.

The following table should be read together with, and is qualified in its entirety by reference to, our financial statements and the notes thereto incorporated by reference into this prospectus, as well as the notes to the table in the section of this prospectus entitled “Selected Historical Consolidated Financial and Operating Data.”

	Year Ended December 31,			Three Months Ended March 31,
	2013	2014	2015	2015	2016
Statements of operations data (in thousands of dollars):
Revenue	$677,090	$717,170	$819,024	$188,547	$215,523
Operating expenses:
Ship operating	150,105	166,097	193,836	44,577	47,607
Cost of services, supervision fees	—	—	1,950	—	1,300
Depreciation and amortization	172,459	181,527	204,862	46,599	58,837
General and administrative	34,783	30,462	27,338	6,799	7,793
Operating leases	4,388	9,544	40,270	6,152	14,851

Operating earnings	315,355	329,540	350,768	84,420	85,135
Other expenses (income):
Interest expense and amortization of deferred financing fees	69,973	98,501	108,693	24,970	30,143
Interest income	(2,045)	(10,653)	(11,026)	(3,413)	(3,077)
Undrawn credit facility fee	2,725	3,109	3,100	857	412
Refinancing expenses and costs	4,038	70	5,770	1,152	—
Change in fair value of financial instruments(1)	(60,504)	105,694	54,576	39,335	52,151
Equity (income) loss on investment	670	(256)	(5,107)	(249)	(1,800)
Other (income) expenses	1,470	1,828	(4,629)	435	178

Net earnings	$299,028	$131,247	$199,391	$21,333	$7,128

Earnings (loss) per share:
Class A common share, basic	$3.36	$0.80	$1.46	$0.08	$(0.06)
Class A common share, diluted	2.93	0.79	1.46	0.08	(0.06)

	Year Ended December 31,			Three Months Ended March 31,
	2013	2014	2015	2015	2016
Statements of cash flows data (in thousands of dollars):
Cash from (used in):
Operating activities	$327,669	$342,959	$335,872	$64,369	$77,902
Financing activities	62,491	73,621	394,527	155,630	94,836
Investing activities	(295,158)	(691,205)	(716,634)	(78,393)	(130,007)

Selected balance sheet data (in thousands of dollars):
Cash and cash equivalents	$476,380	$201,755	$215,520	$343,361	$258,251
Current assets	600,113	516,926	540,163	677,449	595,950
Vessels(2)	4,992,271	5,095,723	5,278,348	5,108,167	5,247,190
Total assets(3)	5,906,037	5,857,344	6,073,819	6,025,773	6,100,723
Long-term debt(3)	3,208,381	3,349,901	3,357,841	3,359,778	3,409,634
Share capital(4)	882	1,209	1,223	1,220	1,220
Total shareholders’ equity	1,571,705	1,745,224	1,776,183	1,739,611	1,729,132

Other data:
Number of vessels in operation at period end	71	77	85	78	86
TEU capacity at period end	414,300	473,300	578,300	484,300	588,300
Fleet utilization rate(5)	98.0%	99.0%	98.5%	98.9%	97.2%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.
(2)	Vessel amounts include the net book value of vessels in operation and vessels under construction.
(3)	Prior to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03), all debt issuance costs were presented as other non-current assets in our consolidated balance sheets. With the adoption of ASU 2015-03 on January 1, 2016, we present debt issuance costs related to a recognized debt liability (which includes long-term debt and other long-term liabilities) as a direct deduction from the carrying amount of that debt liability in our consolidated balance sheets. As a result of adopting ASU 2015-03, total assets and related debt liabilities decreased by $41.7 million (December 31, 2013), $38.0 million (December 31, 2014), $35.3 million (December 31, 2015) and $38.2 million (March 31, 2015) from the amounts previously presented.
(4)	For a description of our capital stock, please see “Description of Capital Stock” of this prospectus supplement and note 10 to our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2015.
(5)	Fleet utilization is based on number of operating days divided by the number of ownership days during the period.

RISK FACTORS

Any investment in our Class A common shares involves a high degree of risk. You should consider carefully the information contained in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference into this document before making an investment in our Class A common shares. If any of these risks were to occur, our business, financial condition, operating results or our ability to pay dividends could be harmed, which may reduce our ability to pay dividends, and lower the trading price of, our Class A common shares. You may lose all or part of your investment. In addition, we are subject to the following risks and uncertainties:

Risks of Investing in our Class A Common Shares

The price of our Class A common shares may be volatile, and the value of an investment in our Class A common shares may decline.

The trading price of our Class A common shares has been volatile. During the period from January 1, 2016 to May 20, 2016, the most recent trading day of our Class A common shares on The New York Stock Exchange, the trading price of our Class A common shares has been as high as $20.00 and as low as $13.67 per share. Please read “Price Range of Class A Common Shares and Dividends.” The market price of our Class A common shares could be subject to wide fluctuations in response to many of the risk factors discussed in this prospectus and others beyond our control, including:

•	the market for similar securities;

•	general economic and financial market conditions;

•	our issuance of debt or preferred equity securities;

•	our financial condition, results of operations and prospects;

•	the rates we obtain from our charters or recharters and the ability of our customers to perform their obligations under their time charters;

•	the level of our operating costs;

•	the number of off-charter or unscheduled off-hire days for our fleet and the timing of, and number of days required for, dry-docking of our containerships;

•	delays in the delivery of new vessels and the beginning of payments under charters relating to those ships;

•	prevailing global and regional economic and political conditions;

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;

•	changes in the basis of taxation of our activities in various jurisdictions;

•	our ability to service and refinance our current and future indebtedness;

•	our ability to raise additional debt and equity to satisfy our capital needs;

•	our ability to draw on our existing credit facilities and the ability of our lenders and lessors to perform their obligations under their agreements with us;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	issuance of new or updated research reports by securities analysts;

•	sales of our Class A common shares by us or our shareholders; and

•	stock price and volume fluctuations attributable to inconsistent trading volume levels of our Class A common shares.

In addition, the stock markets in recent years have experienced substantial price and volume fluctuations that have affected and continue to affect the market prices of securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as factors such as those listed above, may negatively impact the price of our Class A common shares. If the market price of our Class A common shares declines, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Current or future securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could harm our business, results of operations and financial condition.

Future sales of our Class A common shares in the public market could cause our share price to decline.

We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the prevailing trading price of our Class A common shares from time to time. Sales of a substantial number of our Class A common shares could cause our share price to decline.

We may not have sufficient cash from our operations to enable us to pay dividends on our Class A common shares, and the amount of cash we have available for dividends will not depend solely on our profitability.

We expect to continue to pay quarterly dividends on our Class A common shares. Any such dividends will be paid from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. The actual amount of cash we will have available for dividends on our Class A common shares may fluctuate significantly from period to period and depends on many factors, including, among others:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•

restrictions under our existing or future credit and lease facilities or any future debt securities, including existing restrictions under our credit and lease facilities on our ability to declare or pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default;

•	the amount of any reserves established by our board of directors; and

•

restrictions under Marshall Islands law, which generally prohibits the payment of dividends other than from surplus (i.e., retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which is affected by non-cash items, and our board of directors in its discretion may elect not to declare any dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

Adverse changes to our current business condition or market conditions may adversely affect our ability to pay a dividend or the amount of the dividend we could pay, and our board of directors may determine at some future date to reduce, or possibly eliminate, our quarterly dividend. For the past five quarters, we have paid a dividend of $0.375 per Class A common share. For the year ended December 31,

2015, the aggregate amount of dividends per Class A common shares exceeded our basic earnings per Class A common share, and in the quarter ended March 31, 2016, we recorded an $0.06 loss per Class A common share. During the year ended December 31, 2015 and the quarter ended March 31, 2016, our cash flow used in investing activities exceeded our cash flow from operating activities. If recent adverse trends in charter rates and vessel utilization continue, our ability to continue paying our current quarterly dividend per Class A common share may decrease and future dividend payments, if any, may need to be reduced or financed.

Our board of directors periodically assesses our need to retain funds rather than pay them out as dividends. Unless we are successful in making acquisitions with outside sources of financing that add a material amount to our cash available for retention in our business or unless our board of directors concludes that we will likely be able to re-charter our fleet upon expiration of existing charters at rates higher than the rates in our current charters, our board of directors may determine at some future date to reduce, or possibly eliminate, our dividend to provide reasonable assurance that we are retaining funds necessary to preserve our capital base.

Our ability to pay dividends on our Class A common shares is limited by the requirements of Marshall Islands law.

Marshall Islands law provides that we may pay dividends on our Class A common shares only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends on our Class A common shares if we are insolvent or would be rendered insolvent by the payment of such a dividend.

Risks Inherent in Our Business

Our ability to obtain additional debt financing for future acquisitions of vessels may depend upon the performance of our then existing charters and the creditworthiness of our customers.

The actual or perceived credit quality of our customers, and any defaults by them, may materially affect our ability to obtain funds we may require to purchase vessels in the future or for general corporate purposes, or may significantly increase our costs of obtaining such funds. Our inability to obtain additional financing at attractive rates, if at all, could harm our business, results of operations and financial condition.

We will be required to make substantial capital expenditures to complete the acquisition of our newbuilding containerships and any additional vessels we acquire in the future, which may result in increased financial leverage or dilution of our equity holders’ interests.

We have contracted to purchase an additional eight newbuilding containerships with scheduled delivery dates through October 2017. The total purchase price of the eight containerships remaining to be paid is estimated to be approximately $0.6 billion. Our obligation to purchase the eight containerships is not conditional upon our ability to obtain financing for such purchases. We intend to significantly expand the size of our fleet beyond our existing contracted vessel program. The acquisition of additional newbuilding or existing containerships or businesses will require significant additional capital expenditures.

To fund existing and future capital expenditures, we intend to use cash from operations, incur borrowings, raise capital through the sale of additional securities, enter into other sale-leaseback or financing arrangements, or use a combination of these methods. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution, which, subject to the relative priority of our equity securities, could negatively affect our ability to pay dividends. Our ability to obtain or access bank financing or to access the capital markets for future debt or equity financings may be limited by our financial condition at the time of any such financing or offering and covenants in our credit facilities, as well as by adverse market conditions. To the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels, our ability to obtain new financing for such vessels may be limited and we may be required to fund all or a portion of the cost of such acquisitions with our existing capital resources. Our failure to obtain funds for our capital expenditures at attractive rates, if at all, could harm our business, results of operations and financial condition.

Over the long term, we will be required to make substantial capital expenditures to preserve the operating capacity of our fleet.

We must make substantial capital expenditures over the long-term to preserve the operating capacity of our fleet. If we do not retain funds in our business in amounts necessary to preserve the operating capacity of our fleet, over the long-term our fleet and related charter revenues may diminish and we will not be able to continue to refinance our indebtedness. At some time in the future, as our fleet ages, we will likely need to retain additional funds, on an annual basis, to provide reasonable assurance of maintaining the operating capacity of our fleet over the long-term. There are several factors that will not be determinable for a number of years, but which our board of directors will consider in future decisions about the amount of funds to be retained in our business to preserve our capital base. To the extent we use or retain available funds to make capital expenditures to preserve the operating capacity of our fleet, there will be less funds available to pay dividends on our equity securities shares.

Restrictive covenants in our credit and lease facilities and in our preferred shares impose financial and other restrictions on us, which may limit, among other things, our ability to borrow funds under such facilities.

To borrow funds under our credit facilities, we must, among other things, meet specified financial covenants. For example, we are prohibited under certain of our existing credit facilities from incurring total borrowings in an amount greater than 65% of our total assets as defined in the agreement and we must also ensure that certain interest coverage, and interest and principal coverage ratios are met. Total borrowings and total assets are terms defined in our credit facilities and differ from those used in preparing our consolidated financial statements, which are prepared in accordance with U.S. GAAP. To the extent we are not able to satisfy the requirements in our credit facilities, we may not be able to borrow additional funds under the facilities, and if we are not in compliance with specified financial ratios or other requirements, we may be in breach of the facilities, which could require us to repay outstanding amounts. We may also be required to prepay amounts borrowed under our credit facilities if we experience a change of control.

Our credit and lease facilities impose operating and financial restrictions on us and require us to comply with certain financial covenants. These restrictions and covenants limit our ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing under one of our credit facilities or if the payment of the dividend would result in an event of default;

•	incur additional indebtedness under the credit facilities or otherwise, including through the issuance of guarantees;

•	create liens on our assets;

•	sell our vessels without replacing such vessels or prepaying a portion of our loan; or

•	merge or consolidate with, or transfer all or substantially all our assets to, another person.

Accordingly, we may need to seek consent from our lenders or lessors in order to engage in some corporate actions. The interests of our lenders or lessors may be different from ours, and we may be unable to obtain our lenders’ or lessors’ consent when and if needed. In addition, we are subject to covenants for our preferred shares and public debt securities. Please read “Description of Capital Stock.” If we do not comply with the restrictions and covenants in our credit or lease facilities, public debt securities or in our preferred shares, our business, results of operations and financial condition will be harmed.

We may not be able to timely repay or be able to refinance indebtedness incurred under our credit and lease facilities.

We intend to finance a substantial portion of our fleet expansion with secured indebtedness drawn under our existing and future credit and lease facilities. We have significant repayment obligations under our credit and lease facilities, both prior to and at maturity. If we are not able to refinance outstanding indebtedness at an interest rate or on terms acceptable to us, or at all, we will have to dedicate a significant portion of our cash flow from operations to repay such indebtedness, which could reduce our ability to satisfy payment obligations related to our securities and our credit and lease facilities or may require us to delay certain business activities or capital expenditures. If we are not able to satisfy these obligations (whether or not refinanced) under our credit or lease facilities with cash flow from operations, we may have to seek to restructure our indebtedness, undertake alternative financing plans (such as additional debt or equity capital) or sell assets, which may not be available on terms attractive to us or at all. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare all outstanding indebtedness to be immediately due and payable and foreclose on the vessels securing such indebtedness. The market value of our vessels, which fluctuates with market conditions, will also affect our ability to obtain financing or refinancing as our vessels serve as collateral for loans. Lower vessel values at the time of any financing or refinancing may reduce the amounts of funds we may borrow.

Our substantial debt levels and vessel lease obligations may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of March 31, 2016, we had approximately $3.4 billion outstanding under our credit facilities and senior unsecured notes and capital lease obligations of approximately $336.7 million. The amounts outstanding under our credit facilities and our lease obligations will further increase following the completion of our acquisition of the eight newbuilding containerships that we have contracted to purchase. For the eight newbuilding containerships that we have contracted to purchase, we have entered into credit or lease facilities for five of the vessels and plan to enter into additional credit facilities or lease obligations to finance the remaining three vessels. Our level of debt and vessel lease obligations could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•

we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt or make our lease payments, reducing the funds that would otherwise be available for operations and future business opportunities;

•	our debt level could make us more vulnerable to competitive pressures or a downturn in our business or the economy generally than our competitors with less debt; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and vessel lease obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our results of operations are not sufficient to service our current or future indebtedness and vessel lease obligations, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Future disruptions in global financial markets and economic conditions or changes in lending practices may harm our ability to obtain financing on acceptable terms, which could hinder or prevent us from meeting our capital needs.

Global financial markets and economic conditions were disrupted and volatile following the events of 2007 and 2008. During this time, the debt and equity capital markets became exceedingly distressed, and it was difficult generally to obtain financing and the cost of any available financing increased significantly. While markets have stabilized since this time, if global financial markets and economic conditions significantly deteriorate in the future, we may be unable to obtain adequate funding under our credit facilities because our lenders may be unwilling or unable to meet their funding obligations or we may not be able to obtain funds at the interest rate agreed in our credit facilities due to market disruption events or increased costs. Such deterioration may also cause lenders to be unwilling to provide us with new financing to the extent needed to fund our ongoing operations and growth. In addition, in recent years, the number of lenders for shipping companies has decreased and ship-funding lenders have generally lowered their loan-to-value ratios and shortened loan terms and accelerated repayment schedules. These factors may hinder our ability to access financing.

If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our growth strategy, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could harm our business, results of operations and financial condition.

The business and activity levels of many of our customers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us, including payments for the chartering of our vessels, may be hindered by any deterioration in the credit markets or other negative developments.

Our current vessels are, and we anticipate that those that we acquire in the future will be, primarily chartered to customers under long-term time charters. Payments to us under those charters currently, and are expected to continue to, account for nearly all of our revenue. Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. During the financial and economic crises, there occurred a significant decline in the credit markets and the availability of credit and other forms of financing. Additionally, the equity value of many of our customers substantially declined during that period. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the limited or lack of availability of debt or equity financing potentially reduced the ability of our customers to make charter payments to us. Any recurrence of the significant financial and economic disruption of 2007 and 2008, or any other negative developments affecting our customers generally or specifically, could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations and financial condition.

Similarly, the shipbuilders with whom we have contracted to construct newbuilding vessels may be affected by future instability of the financial markets and other market conditions or developments, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders), may also be negatively affected by adverse financial market conditions in the same manner as our lenders and, as a result, be unable or unwilling to meet their obligations to us due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will harm our fleet expansion and may harm our business, results of operations and financial condition.

Charter party-related defaults under certain of our secured financing facilities could permit the lenders to accelerate outstanding obligations under and terminate the facilities.

Many of our vessel financing credit facilities and lease arrangements are secured by, among other things, the charter parties for the applicable vessels and contain default provisions relating to such charter parties. The prolonged failure of the charterer to fully pay under the charter party or the termination or repudiation of the charter party without our entering into a replacement charter contract within a specified period of time constitute an event of default under certain of our financing agreements. If such a default were to occur, our outstanding obligations under the applicable financing agreements may become immediately due and payable, and the lenders’ commitments under the financing agreements to provide additional financing, if any, may terminate. This could also lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. A default under any financing agreement could also result in foreclosure on certain applicable vessels and other assets securing related loans or financings.

Our customer Hanjin announced on May 4, 2016 that it is pursuing a voluntary restructuring arrangement with its lenders, led by state-owned Korea Development Bank, or KDB. Hanjin charters three of our 10000 TEU vessels and four of GCI’s 10000 TEU vessels under 10-year charter contracts, with options to extend. The total contracted future revenue under our three charter contracts with Hanjin is approximately $375.8 million, excluding extension options. Hanjin currently is making monthly payments under its charters with us, but, as of the date of this prospectus supplement, we have a total of approximately $11.6 million of accounts receivable relating to the charters, all of which is past due. Hanjin has made a request to us and other owners of containership vessels that Hanjin charters for a reduction in existing charter rates for a period of three and one half years in exchange for securities in a restructured Hanjin. We rejected this request. However, Hanjin may fail to continue to promptly make charter payments or may seek to terminate the charter contracts. A failure by Hanjin to continue to promptly make payments under the charter contracts, termination of the charter contracts or an insolvency or similar event involving Hanjin could result in a default under our financing agreements relating to our Hanjin vessels and permit the lenders to exercise available remedies as described above in this risk factor. The exercise of any such rights by our lenders would harm our business, results of operations and financial condition. It is uncertain at this time how the Hanjin restructuring may affect us and Hanjin’s obligations under its existing contracts with us. We have not taken any reserve or allowance in our financial statements when valuing the past due receivables.

We will be paying all costs for the newbuilding vessels that we have contracted to purchase, and have incurred borrowings to fund, in part, installment payments under the relevant shipbuilding contracts. If any of these vessels are not delivered as contemplated, we may be required to repay all or a portion of the amounts we borrowed.

The construction period currently required for a newbuilding containership similar to those we have ordered is approximately 18 months. For each of the newbuilding vessels that we have agreed to purchase, we are required to make certain payment installments prior to a final installment payment, which final installment payment generally is approximately 50% to 80% of the total vessel purchase price. We have entered into long-term credit facilities to partially fund the construction of our newbuilding vessels and plan to enter into additional credit facilities or lease obligations to fund the remaining vessels that we have contracted to purchase. We are required to make these payments to the shipbuilder and to pay the debt service cost under the credit facilities in advance of receiving any revenue under the time charters for the vessels, which commence following delivery of the vessels.

If a shipbuilder is unable to deliver a vessel or if we or one of our customers rejects a vessel, we may be required to repay a portion of the outstanding balance of the relevant credit facility. Such an outcome could harm our business, results of operations and financial condition.

We derive our revenue from a limited number of customers, and the loss of any of such customers would harm our revenue and cash flow.

The following table shows, as at March 31, 2016, the number of vessels in our operating fleet that were chartered to our customers and the percentage of our total revenue attributable to such customers for the three months ended March 31, 2016:

Customer	Number of Vessels in our Operating Fleet Chartered to Such Customer	Percentage of Total Revenue for the Three Months Ended March 31, 2016
COSCON(1)	18	33.7%
CSCL Asia(1)	17	14.7%
MOL	9	12.1%
Yang Ming	6	11.7%
Hapag-Lloyd(2)	17	10.1%
Other	19	17.7%

Total	86	100.0%

(1)	While we continue to charter our vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping businesses on March 1, 2016.

(2)	Includes vessels chartered to Hapag-Lloyd and HL USA.

The majority of our vessels are chartered under long-term time charters, and customer payments are our primary source of operating cash flow. The loss of any of these charters or any material decrease in payments thereunder could materially harm our business, results of operations and financial condition.

Under some circumstances, we could lose a time charter or payments under the charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us, defaults on a payment or otherwise;

•	at the time of delivery, the vessel subject to the time charter differs in its specifications from those agreed upon under the shipbuilding contract; or

•

the customer exercises certain limited rights to terminate the charter, including (a) if the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement and (b) under some charters, if we undertake a change of control to which the customer does not consent or if the vessel is unavailable for operation for certain reasons for a specified period of time, or if delivery of a newbuilding is delayed for a prolonged period.

Any recurrence of significant financial and economic disruptions could result in our customers being unable to make charter payments to us in the future or seeking to amend the terms of our charters. Any such event could harm our business, results of operations and financial condition.

Our growth depends upon continued growth in demand for containerships.

Our growth will generally depend on continued growth and renewal in world and regional demand for containership chartering. The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. Short-term containership charter rates have fluctuated significantly during the last few years, and are expected to continue to fluctuate in the future. Fluctuations in containership charter rates result from changes in the supply and demand for vessel capacity which are driven by global fleet capacity and utilization and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships, and the nature, timing and degree of changes in industry conditions are unpredictable.

Factors that influence demand for containership capacity include, among others:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	seaborne and other transportation patterns, including the distances over which container cargoes are transported and changes in such patterns and distances;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of containership capacity include, among others:

•	the number of newbuilding orders and deliveries;

•	the extent of newbuilding vessel deferrals;

•	the scrapping rate of containerships;

•	newbuilding prices and containership owner access to capital to finance the construction of newbuildings;

•	charter rates and the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of containerships;

•	the number of containerships that are slow-steaming or extra slow-steaming to conserve fuel;

•	the number of containerships that are idle;

•	port congestion and canal closures; and

•	demand for fleet renewal.

Our ability to recharter our containerships upon the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the then current state of the containership market. If charter rates are low when our existing time charters expire or when we otherwise are seeking to charter our vessels, we may be required to recharter our vessels at reduced rates or even possibly a rate whereby we incur a loss, which would harm our results of operations. Alternatively, we may determine to leave such vessels off-charter. The same issues will exist if we acquire additional vessels and seek to charter them under long-term time charter arrangements as part of our growth strategy.

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

As of May 1, 2016, newbuilding containerships with an aggregate capacity of 3.5 million TEUs, representing approximately 17.8% of the total worldwide containership fleet capacity as of that date, were under construction. The size of the orderbook will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with stability or any decline in the demand for containerships, may result in a reduction of charter hire rates, which is currently the case. If such a reduction occurs or exists when we seek to charter newbuilding vessels, our growth opportunities may be diminished. If such a reduction occurs or exists upon the expiration or termination of our containerships’ current time charters, we may only be able to re-charter our containerships at unprofitable rates, if at all. As of May 15, 2016, we had two vessels off-charter following charter expiration; we have an additional 13 vessels subject to existing charters that are scheduled to expire during each of the remainder of 2016 and 2017.

Our growth strategy includes selectively acquiring new containerships, existing containerships, containership-related assets and containership businesses as market conditions allow. We may also invest in other containership businesses. Factors that may limit the number of acquisition or investment opportunities in the containership industry include the ability to access capital to fund such transactions, the overall economic environment and the status of global trade and the ability to secure long-term, fixed-rate charters.

Any acquisition of, or investment in, a vessel or business may not be profitable to us at or after the time we acquire or make such acquisition or investment and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and results of operations, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions or investments;

•	increase our leverage or dilute existing shareholders to the extent we fund any acquisitions through the assumption or incurrence of indebtedness or the issuance of equity securities;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired;

•	have difficulties achieving internal controls effectiveness and integrating an acquired business into our internal controls framework;

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges; or

•	not be able to service our debt obligations and other payment obligations related to our securities.

A significant number of our vessels are chartered to Chinese customers and some of our shipbuilders are based in China. The legal system in China is not fully developed and has inherent uncertainties that could limit the legal protections available to us, and the geopolitical risks associated with chartering vessels to Chinese customers and constructing vessels in China could harm our business, results of operations and financial condition.

As of May 15, 2016, a total of 17 of the 92 vessels in our current and contracted fleet were chartered to CSCL Asia, and 18 vessels are chartered to COSCON. On March 1, 2016, the parent entities of CSCL Asia and COSCON entered into a series of agreements to merge their businesses, including their containership business. Integration of the containership business is expected to take several months. Our vessels that are chartered to Chinese customers and our newbuilding vessels that are being constructed in China are subject to various risks as a result of uncertainties in Chinese law, including (a) the risk of loss of revenues, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks and (b) being subject to foreign laws and legal systems and the exclusive jurisdiction of Chinese courts and tribunals.

The Chinese legal system is based on written statutes and their legal interpretation by the standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.

If we are required to commence legal proceedings against a lender, a customer or a charter guarantor based in China with respect to the provisions of a credit facility, a time charter or a time charter guarantee, we may have difficulties in enforcing any judgment obtained in such proceedings in China. Similarly, our shipbuilders based in China provide warranties against certain defects for the vessels that they will construct for us and we have refund guarantees from a Chinese financial institution for installment payments that we will make to the shipbuilders. Although the shipbuilding contracts and refund guarantees are governed by English law, if we are required to commence legal proceedings against these shipbuilders or against the refund guarantor, we may have difficulties enforcing in China any judgment obtained in such proceeding.

A decrease in the level of China’s export of goods or an increase in trade protectionism will harm our customers’ business and, in turn, harm our business, results of operations and financial condition.

Most of our customers’ containership business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could negatively affect the growth rate of China’s exports and our customers’ business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may reduce the supply of goods available for export and may, in turn, result in a decrease in shipping demand.

Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Specifically, increasing trade protectionism in the markets that our customers serve has caused and may continue to cause an increase in (a) the cost of goods exported from China, (b) the length of time required to deliver goods from China and (c) the risks associated with exporting goods from China. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.

Any increased trade barriers or restrictions on trade, especially trade with China and Asia, would harm our customers’ business, results of operations and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could harm our business, results of operations and financial condition.

Adverse economic conditions globally, and especially in the Asia Pacific region, the European Union or the United States, could harm our business, results of operations and financial condition.

The global economy experienced disruption and volatility following adverse changes in global capital markets commencing in 2007 and 2008. The deterioration in the global economy caused, and any renewed deterioration may cause, a decrease in worldwide demand for certain goods and shipping. Economic instability could harm our business, results of operations and financial condition.

In particular, because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP which has increased the demand for shipping. However, China’s high rate of real GDP growth is forecasted to continue to slow during the remainder of 2016. Additionally, the European Union and certain of its member states are facing significant economic and political challenges. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn in the Asia Pacific region, including China, or in the European Union or the United States.

Our growth and our ability to recharter our vessels depends on our ability to expand relationships with existing customers and develop relationships with new customers, for which we will face substantial competition.

We intend to acquire additional containerships as market conditions allow in conjunction with entering primarily into additional long-term, fixed-rate time charters for such ships, and to recharter our existing vessels following the expiration of their current long-term time charters to the extent we retain those vessels in our fleet. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Containership charters are awarded based upon a variety of factors relating to the vessel operator, including, among others:

•	shipping industry relationships and reputation for customer service and safety;

•	container shipping experience and quality of ship operations, including cost effectiveness;

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and the shipowner’s financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience in the marine transportation industry. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to develop relationships with new customers on a profitable basis, if at all, which would harm our business, results of operations and financial condition. These risks will be heightened to the extent that we enter into newbuilding or other vessel acquisition contracts prior to entering into charters for such vessels.

If a more active short-term or spot containership market develops, we may have more difficulty entering into long-term, fixed-rate time charters and our existing customers may begin to pressure us to reduce our charter rates.

One of our principal strategies is to enter into long-term, fixed-rate time charters. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional long-term, fixed-rate time charters for our vessels due to the increased supply of vessels and possibly lower rates in the spot market. As a result, our cash flow may be subject to instability in the long term. A more active short-term or spot market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for containerships is depressed or insufficient funds are available to cover our financing costs for related vessels. In addition, the development of an active short-term or spot containership market could affect rates under our existing time charters as our current customers may begin to pressure us to reduce our rates.

Our ability to grow may be reduced by the introduction of new accounting rules for leasing.

The U.S. accounting standard-setting organization has issued its new standard on leases which has the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as a right-of-use asset and a lease liability for all leases, including operating leases, with a term greater than 12 months. This change could affect our customers and potential customers and may cause them to breach certain financial covenants. This may make them less likely to enter into time charters for our containerships, which could reduce our growth opportunities.

Under the time charters for some of our vessels, if a vessel is off-hire for an extended period, the customer has a right to terminate the charter agreement for that vessel.

Under most of our time charter agreements, if a vessel is not available for service, or off-hire, for an extended period, the customer has a right to terminate the charter agreement for that vessel. If a time charter is terminated early, we may be unable to re-deploy the related vessel on terms as favorable to us, if at all. In the worst case, we may not receive any revenue from that vessel, but be required to continue to pay financing costs for the vessel and expenses necessary to maintain the vessel in proper operating condition.

Risks inherent in the operation of ocean-going vessels could harm our business and reputation.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•	piracy.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenue from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. The involvement of our vessels in an environmental disaster could harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could harm our business, results of operations and financial condition.

Acts of piracy on ocean-going vessels have increased in frequency, which could harm our business.

Piracy is an inherent risk in the operation of ocean-going vessels and has historically affected vessels trading in certain regions of the world, including, among other areas, the South China Sea, the Gulf of Aden off the coast of Somalia and, in recent years, certain locations off of the West Coast of Africa. We may not be adequately insured to cover losses from these incidents, which could harm our business, results of operations and financial condition. In addition, crew costs, including for employing onboard security guards, could increase in such circumstances. Any of these events, or the loss of use of a vessel due to piracy, may harm our customers, impairing their ability to make payments to us under our charters, which would harm our business, results of operations and financial condition.

Terrorist attacks and international hostilities could harm our business, results of operations and financial condition.

Terrorist attacks and the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets. Conflicts in Afghanistan, the Middle East and other regions and periodic tensions between North and South Korea (where many shipbuilders are located) may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets or in regions where our customers do business or, in the case of countries in which our shipbuilders are located, affect our access to new vessels. These uncertainties or events could harm our business, results of operations and financial condition, including our ability to obtain additional financing on terms acceptable to us or at all. In addition, terrorist attacks targeted at sea vessels in the future may negatively affect our operations and financial condition and directly affect our containerships or customers.

Our insurance may be insufficient to cover losses that may occur to our property or result from the inherent operational risks of the shipping industry.

We maintain insurance for our fleet against risks commonly insured against by vessel owners and operators. Our insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We may not be adequately insured against all risks and our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover any vessel loss, we may not be able to timely obtain a replacement vessel. Our credit facilities and lease agreements restrict our use of any proceeds we may receive from claims under our insurance policies. In addition, in the future we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to supplementary or additional calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations, as an industry group, through which we receive indemnity insurance coverage for statutory, contractual and tort liability, due to the sharing and reinsurance arrangements stated in the insurance rules. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe they are standard in the shipping industry, may directly or indirectly increase our costs.

In addition, we do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off- hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could harm our business, results of operations and financial condition.

Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our business.

International containership traffic is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These inspections can result in cargo seizure, delays in the loading, offloading, trans-shipment or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, customers.

U.S. and Canadian authorities have increased container inspection rates. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology. It is unclear what changes, if any, to the existing inspection procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. Such changes may impose additional financial and legal obligations on carriers and may render the shipment of certain types of goods by container uneconomical or impractical. Additional costs that may arise from current or future inspection procedures may not be fully recoverable from customers through higher rates or security surcharges. Any of these effects could harm our business, results of operations and financial condition.

Depending on the outcome of an ongoing European Union investigation of container liner companies related to potential antitrust violations, our growth, results of operations and our ability to charter our vessels may be reduced.

The European Commission is conducting investigations of certain major container liner companies, including some of our existing customers, related to potential violations of European Union competition (antitrust) rules. Although we have no basis for assessing the outcome of these investigations, it is possible that additional financial and legal obligations may be imposed on one or more of these liner companies. Such obligations may make these customers or similarly situated potential customers less likely to enter into or renew time charters for our containerships, which could reduce our growth opportunities and harm our business, results of operations and financial condition. In addition, any significant financial penalties arising from these or similar investigations could reduce the ability of our customers to make charter payments to us, which likewise could harm our business, results of operations and financial condition.

Over time, containership values and charter rates may fluctuate substantially, which could adversely affect our results of operations or our ability to raise capital.

Containership values can fluctuate substantially over time due to a number of different factors, including, among others:

•	prevailing economic conditions in the market in which the containership trades;

•	a substantial or extended decline in world trade;

•	increases in the supply of containership capacity; and

•

the cost of retrofitting or modifying existing ships as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price, or at all, could result in a loss on its sale and harm our business, results of operations and financial condition. In addition to the two vessels that are currently off- charter, we expect that 13 vessels will come off charter in each of the remainder of 2016 and 2017, of which three and eight vessels will come off their long-term charters in 2016 and 2017, respectively.

In addition, if we determine at any time that a containership’s value has been impaired, we may need to recognize a significant impairment charge that will reduce our earnings and net assets. We review our containership assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when the assets’ carrying value is greater than the undiscounted future cash flows the asset is expected to generate over its remaining useful life. In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, ongoing operating costs and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate. Vessels that currently are not considered impaired may become impaired over time if the future estimated undiscounted cash flows decline at a rate that is faster than the depreciation of our vessels.

A reduction in our net assets could result in a breach of certain financial covenants contained in our credit and lease facilities and our preferred shares, which could limit our ability to borrow additional funds under our credit and lease facilities, require us to repay outstanding amounts, or increase the dividend rate of our Series C preferred shares. Further, declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans. This could harm our business, results of operations and financial condition.

If time charter rates do not improve meaningfully from current market rates during the next three to six months, we expect that our average estimated daily time charter rate used in future impairment analyses will decline, resulting in reduced estimated undiscounted future net cash flows to an amount which is less than the carrying value of certain vessels up to 5000 TEUs in capacity. In accordance with our accounting policy, if this occurs we will be required to recognize a non-cash impairment charge equal to the excess of the impacted vessels’ carrying value over their fair value. Based on information available at March 31, 2016 about the fair value of vessels and the estimated future carrying value of such vessels, an estimate of such impairment charge would be in a range of between approximately $250 million to $290 million during fiscal 2016, commencing in the quarter ending September 30, 2016. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates and vessel trading values, and our reasonable assumptions at that time. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates and vessel values, which may differ materially from those used in our estimates at March 31, 2016.

A reduction in our net assets could result in a breach of certain financial covenants contained in our credit and lease facilities and our preferred shares, which could limit our ability to borrow additional funds under our credit and lease facilities, require us to repay outstanding amounts, or increase the dividend rate of our Series C preferred shares. In addition, declining containership values could affect our ability to raise cash by limiting our ability to refinance vessels or use unencumbered vessels as collateral for new loans. This could harm our business, results of operations and financial condition.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our operations.

Our business and the operation of our containerships are materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges, ballast water management and vessel recycling. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost or effect of complying with such requirements or the effect thereof on the resale price or useful life of our containerships. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, which may harm our business, results of operations and financial condition.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in substantial penalties, fines or other sanctions, including the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, if there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our operations.

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety, security and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships could harm our business, results of operations and financial condition.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and harm our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. In addition, a vessel generally must undergo annual, intermediate and special surveys to maintain classification society certification. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and we could be in violation of certain covenants in our credit facilities and our lease agreements. This could harm our business, results of operations and financial condition.

Delays in deliveries of our newbuilding containerships could harm our business, results of operations and financial condition.

We are currently under contract to purchase eight newbuilding containerships, which are scheduled to be delivered at various times through October 2017. The delivery of these containerships, or any other containerships we may order, could be delayed, which would delay our receipt of revenue under the time charters for the containerships and, if the delay is prolonged, could permit our customers to terminate the newbuilding containership time charter. The occurrence of any of such events could harm our business, results of operations and financial condition.

The delivery of the containerships could be delayed because of:

•	work stoppages, other labor disturbances or other events that disrupt any of the shipyards’ operations;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	bankruptcy or other financial crisis of any of the shipyards;

•	a backlog of orders at any of the shipyards;

•	hostilities, or political or economic disturbances in Korea, Taiwan or China, where the containerships are being built;

•	weather interference or catastrophic event, such as a major earthquake, fire or tsunami;

•	our requests for changes to the original containership specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals;

•	a dispute with any of the shipyards;

•	the failure of our banks to provide debt financing; or

•	a disruption to the financial markets.

In addition, each of the shipbuilding contracts for our newbuilding containerships contains “force majeure” provisions whereby the occurrence of certain events could delay delivery or possibly result in termination of the contract. If delivery of a containership is materially delayed or if a shipbuilding contract is terminated, it could harm our business, results of operations and financial condition.

Due to our lack of diversification, adverse developments in our containership transportation business could harm our business, results of operations and financial condition.

Our articles of incorporation currently limit our business to the chartering or rechartering of containerships to others and other related activities, unless otherwise approved by our board of directors.

Nearly all of our cash flow is generated from our charters that operate in the containership transportation business. Due to our lack of diversification, an adverse development in the containership industry may more significantly harm our business, results of operations and financial condition than if we maintained more diverse assets or lines of business.

Because each existing and newbuilding vessel in our contracted fleet is or will be built in accordance with standard designs and uniform in all material respects to other vessels in its TEU class, any material design defect likely will affect all vessels in such class.

Each existing and newbuilding vessel in our fleet is built, or will be built, in accordance with standard designs and uniform in all material respects to other vessels in its class. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. Any disruptions in the operation of our vessels resulting from these defects could harm our business, results of operations and financial condition.

Increased technological innovation in competing vessels could reduce our charter hire rates and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters end and the resale value of our vessels. As a result, our business, results of operations and financial condition.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against the applicable vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships. The arrest or attachment of one or more of our vessels could interrupt our business and cash flow and require us to pay significant amounts to have the arrest lifted, which could harm our business, results of operations and financial condition.

Governments could requisition our containerships during a period of war or emergency, resulting in loss of earnings.

The government of a ship’s registry could requisition for title or seize our containerships. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our containerships could harm our business, results of operations and financial condition.

Exposure to currency exchange rate fluctuations may result in fluctuations in our results of operations and financial condition.

All of our charter revenues are earned in U.S. dollars. Although a significant portion of our operating and general and administrative costs are incurred in U.S. dollars, we have some exposure to currencies other than U.S. dollars, including Canadian dollars, Indian Rupees, Euros and other foreign currencies. Although we monitor exchange rate fluctuations on a continuous basis, and seek to reduce our exposure in certain circumstances by denominating charter-hire revenue, ship building contracts, purchase contracts and debt obligations in U.S. dollars when practical to do so, we do not currently fully hedge movements in currency exchange rates. As a result, currency fluctuations may have a negative effect on our results of operations and financial condition.

Damage to our reputation or industry relationships could harm our business.

Our operational success and our ability to grow depend significantly upon our satisfactory performance of technical services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our business will be harmed if we fail to perform these services satisfactorily. Our ability to compete for and to enter into new charters and expand our relationships with our customers depends upon our reputation and relationships in the shipping industry. If we suffer material damage to our reputation or relationships, it may harm our ability to, among other things:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	dispose of vessels on commercially acceptable terms;

•	obtain financing on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; or

•	grow our business.

If our ability to do any of the things described above is impaired, it could harm our business, results of operations and financial condition.

As we expand our business or provide services to third parties, we may need to improve our operating and financial systems, expand our commercial and technical management staff, and recruit suitable employees and crew for our vessels.

Since our IPO in 2005, we have increased the size of our contracted fleet from 23 to 92 vessels. We have also agreed to provide technical management services to third and related parties, including GCI, and affiliates of Dennis R. Washington for vessels they may acquire. We currently manage GCI’s fleet of 15 vessels. Our current operating and financial systems may not be adequate if we further expand the size of our fleet or if we provide services to third parties, and attempts to improve those systems may be ineffective. In addition, we will need to recruit suitable additional administrative and management personnel to manage any growth. We may not be able to continue to hire suitable employees in such circumstances. If a shortage of experienced labor exists or if we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we expand our fleet, or as we provide services to third parties, and we are unable to grow our financial and operating systems or to recruit suitable employees, our business, results of operations and financial condition may be harmed.

Our chief executive officer does not devote all of his time to our business.

Our chief executive officer, Gerry Wang, is involved in other business activities that may result in his spending less time than is appropriate or necessary in order to manage our business successfully. Pursuant to his employment agreement with us, Mr. Wang is permitted to provide services to Tiger Management Limited, an entity owned and controlled by one of our directors, Graham Porter, and in which Mr. Wang has an indirect interest (or the Tiger Member), and GCI and certain of their respective affiliates, in addition to the services that he provides to us. In addition, Mr. Wang is the chairman of the board of managers of GCI. Please read “Certain Relationships and Related Party Transactions – Certain Relationships and Transactions.”

Our business depends upon certain employees who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our chief executive officer and co-chairman of our board of directors, Gerry Wang, and certain members of our senior management. Mr. Wang has substantial experience and relationships in the containership industry and has been instrumental in developing our relationships with our customers. Mr. Wang and other members of our senior management are crucial to the development of our business strategy and to the growth and development of our business. If they, and Mr. Wang in particular, were no longer to be affiliated with us, we may fail to recruit other employees with equivalent talent, experience and relationships, and our business, results of operations and financial condition. Although Mr. Wang has an employment agreement with us which is scheduled to expire on May 31, 2021, unless earlier terminated, Mr. Wang could terminate his employment at any time. As such, it is possible that Mr. Wang will no longer provide services to us and that our business, results of operations and financial condition may be harmed by the loss of such services.

GCI competes in our markets, and its operation in the containership market may harm our business, results of operations and financial condition.

Carlyle, which controls GCI, is a leading global alternative asset manager. GCI invests equity capital in containership and other maritime assets, primarily newbuilding vessels strategic to Greater China, which is similar to our growth strategy of investing in primarily newbuilding vessels strategic to Greater China. GCI has become the owner of a significant fleet of containerships, which could compete with us for growth opportunities. Our business, results of operations and financial condition could be harmed to the extent GCI successfully competes against us for containership opportunities.

Our chief executive officer and one of our directors may be subject to increased conflict of interest situations relating to growth opportunities due to their dual capacities with us and GCI.

Our chief executive officer and co-chairman, Gerry Wang, is also an executive officer and director of GCI. Our director Graham Porter is also a director of GCI. Following the expiration on March 31, 2016 of our right of first refusal with GCI, conflicts of interest of Messrs. Wang and Porter relating to any potential containership acquisition and chartering opportunities may increase, particularly if they become aware of such opportunities while acting in their capacities as an officer or as directors of GCI. Any such conflicts could cause Messrs. Wang or Porter to decide to terminate their fiduciary roles with us or GCI, and may complicate our and GCI’s claims to such opportunities.

Certain of our officers and directors or their affiliates have separate interests in or related to GCI, which may result in conflicts of interest between their interests and those of us and our shareholders relative to GCI.

One of our directors, Graham Porter, through his interest in the Tiger Member, is an indirect investor in Greater China Industrial Investments LLC, or GC Industrial, the member with the largest capital commitment in GCI. Blue Water Commerce, LLC, an affiliate of Dennis R. Washington, or the Washington Member, and our chief executive officer, Gerry Wang, have indirect interests in the Tiger Member. As a result, Messrs. Wang and Porter and the Washington Member will have indirect interests in incentive distributions received by GC Industrial from GCI. These incentive distributions will range between 20% and 30% after a cumulative compounded rate of return of 12% has been generated on all member capital contributions. Mr. Wang is the chairman of the board of managers of GCI. Messrs. Wang and Porter are members of GCI’s transaction committee, which will be primarily responsible for approving the purchase, newbuild contracting, chartering, financing and technical management of new and existing investments for GCI. Kyle R. Washington, co-chairman of our board of directors, is a non-voting member of GCI’s transaction committee. In addition, affiliates of Messrs. Wang and Porter provide certain transactional and financing services to GCI, for which they receive compensation.

As a result of these interests relating to GCI, the interests of Messrs. Wang, Porter and Kyle R. Washington may conflict with those of us or our shareholders relative to GCI.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our securities.

Several provisions of our articles of incorporation and our bylaws could make it difficult for our shareholders to change the composition of our board of directors, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue “blank check” preferred shares without shareholder approval;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote for those directors;

•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

•	restricting business combinations with interested shareholders.

These anti-takeover provisions could substantially impede a potential change in control and, as a result, may adversely affect the market price of our securities.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our Articles of Incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of some states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our principal executive offices are located in Hong Kong and a majority of our directors and officers are residents outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors or our management in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or our directors and officers.

Tax Risks

In addition to the following risk factors, you should read “Business – Taxation of the Company,” “Material United States Federal Income Tax Considerations” and “Non-United States Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of the Class A common shares.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for such purposes in any taxable year for which either (a) at least 75% of its gross income consists of “passive income” or (b) at least 50% of the average value of the corporation’s assets is attributable to assets that produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services. There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended, or the Code. However, the Internal Revenue Service, or IRS, stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that we should not be a PFIC based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations following this offering. No assurance can be given, however, that the opinion of Perkins Coie LLP would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. shareholders if we are treated as a PFIC, please read “Material United States Federal Income Tax Considerations – U.S. Federal Income Taxation of U.S. Holders – PFIC Status and Significant Tax Consequences.”

We, or any of our subsidiaries, may become subject to income tax in jurisdictions in which we are organized or operate, including the United States, Canada and Hong Kong, which would reduce our earnings and potentially cause certain shareholders to be subject to tax in such jurisdictions.

We intend that our affairs and the business of each of our subsidiaries will be conducted and operated in a manner that minimizes income taxes imposed upon us and our subsidiaries. However, there is a risk that we will be subject to income tax in one or more jurisdictions, including the United States, Canada and Hong Kong, if under the laws of any such jurisdiction, we or such subsidiary is considered to be carrying on a trade or business there or earn income that is considered to be sourced there and we do not or such subsidiary does not qualify for an exemption. Please read “Business – Taxation of the Company.” In addition, while we do not believe that we are, nor do we expect to be, resident in Canada, in the event that we were treated as a resident of Canada, shareholders who are non-residents of Canada may be or become subject to tax in Canada. Please read “Business – Taxation of the Company – Canadian Taxation” and “Non-United States Tax Considerations – Canadian Federal Income Tax Considerations.”

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in the prospectus concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled “Risk Factors.” These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this prospectus. These statements include, among others, statements about:

•	future operating or financial results;

•	future growth prospects;

•	our business strategy and other plans and objectives for future operations;

•	our expectations relating to dividend payments and our ability to make such payments;

•	discussions regarding a potential transaction involving GCI, including a possible acquisition, and the completion or term of any such transaction;

•

potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions, including any acquisition opportunities and vessel financing arrangements;

•	our expectations as to impairment of our vessels, including the timing and amount of currently anticipated impairments;

•	the effects of grants of performance stock units and restricted stock units to our chief executive officer on our general and administrative expenses;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities, to refinance our existing credit facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts or the useful lives of our vessels;

•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers, including our newbuilding containerships;

•	the redemption plans for our Series C preferred shares;

•	conditions in the public equity markets and the price of our shares;

•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect on our business of governmental regulations;

•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•

the economic downturn and crisis in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	taxation of our company and of distributions to our shareholders;

•	our exemption from tax on our U.S. source international transportation income;

•	potential liability from future litigation; and

•	other factors discussed in the section titled “Risk Factors.”

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our securities.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $         million (or $         million if the underwriters exercise their option to purchase additional Class A common shares in full), after deducting underwriting discounts and estimated offering expenses for this offering. We will receive additional net proceeds of $15 million from the sale of additional shares of Class A common shares in the concurrent sale, based on the same price per share as in the offering. We intend to use approximately $85 million of the net proceeds from this offering and the concurrent sale to redeem a portion of our outstanding Series C preferred shares, with the balance to be used for general corporate purposes.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and our capitalization as of March 31, 2016:

•	on an actual basis;

•

on an as adjusted basis, to give effect to (a) our issuance on May 17, 2016 of 5.6 million of our Series F Preferred Shares for gross proceeds of $140 million and (b) the use of the net proceeds of such issuance and available cash to fund our announced redemption of 5.6 million Series C preferred shares, scheduled to occur on June 7, 2016, at a cash redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends from April 30, 2016 to the redemption date, as if each of such transactions occurred on March 31, 2016; and

•

on an as further adjusted basis, to give effect to (a) the transactions described in the immediately preceding bullet point and (b) this offering and the concurrent sale and the application of the net proceeds therefrom. Please read “Use of Proceeds.”

The information in this table should be read in conjunction with the financial statements and the notes thereto incorporated by reference into this prospectus supplement.

	March 31, 2016
	Actual	As Adjusted	As Further Adjusted(1)
	(dollars in thousands)
Cash and cash equivalents	$258,251	$258,251	$

Long-term debt:
Long-term debt (including current portion)	$3,409,634	$3,409,634	$
Other long-term liabilities (including current portion)(2)	506,570	506,570
Shareholders’ equity(3):
Share capital

Series C preferred shares, $0.01 par value; 40,000,000 shares authorized; 13,321,774 shares issued and outstanding, actual; 7,721,774 shares issued and outstanding, as adjusted; and              shares issued and outstanding, as further adjusted

Series D preferred shares, $0.01 par value; 20,000,000 shares authorized; 4,981,029 shares issued and outstanding
Series E preferred shares, $0.01 par value; 15,000,000 shares authorized; 5,370,600 shares issued and outstanding
Series F preferred shares, $0.01 par value; 20,000,000 shares authorized; nil shares issued and outstanding, actual; 5,600,000 shares issued and outstanding, as adjusted and as further adjusted
Class A common shares, par value $0.01 per share, 200,000,000 shares authorized; 98,268,307 shares issued and outstanding, actual and as adjusted; shares issued and outstanding, as further adjusted(4)	1,220	1,220
Treasury shares (Class A common shares)	(367)	(367)
Additional paid-in capital	2,261,828	2,261,828
Deficit	(503,690)	(503,690)
Accumulated other comprehensive loss	(29,859)	(29,859)

Total shareholders’ equity	1,729,132	1,729,132

Total capitalization	$5,645,336	$5,645,336	$

(1)

As further adjusted data reflects, among other things, our issuance and sale of              Class A common shares in this offering at a public offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the use of a portion of the net proceeds of this offering to redeem a portion of our outstanding Series C preferred shares. If the underwriters exercise their option to purchase additional Class A common shares in full and after making such related deductions and after such use of proceeds, our total shareholders’ equity and total capitalization would be approximately $ billion and $ billion, respectively.

(2)	Other long-term liabilities represent amounts due under sale-leaseback arrangements with financial institutions, net of deferred financing fees, to fund certain operating vessels and deferred gains on sale-leasebacks. This table includes the current portion of such liabilities of $39.7 million.

(3)	Excludes references to our Series A preferred shares, Series B preferred shares, Series R preferred shares, Class B common shares and Class C common shares, all of which have no shares issued and outstanding.

(4)	As adjusted and as further adjusted amounts do not reflect our issuance of shares subsequent to March 31, 2016, which include 198,667 Class A common shares issued pursuant to our dividend reinvestment plan, the employment agreement with our chief executive officer and a financial services agreement.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents, in each case for the periods and as at the dates indicated, our selected historical consolidated financial and operating data.

The selected historical consolidated financial data has been prepared on the following basis:

•

The historical consolidated financial data as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 10, 2016, and incorporated by reference into this prospectus.

•

The historical financial data as at December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 is derived from our audited consolidated financial statements and the notes thereto, which are contained in our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 11, 2014 and our Annual Report on Form 20-F/A for the year ended December 31, 2012, filed with the SEC on March 19, 2013.

•

The historical financial data as at and for the three months ended March 31, 2016 and 2015 is derived from our unaudited interim consolidated financial statements and the notes thereto, which are contained in our Reports on Form 6-K filed with the SEC on April 26, 2016 and April 30, 2015, and incorporated by reference into this prospectus.

The following table should be read together with, and is qualified in its entirety by reference to our financial statements and historical predecessor combined financial statements, and the notes thereto incorporated by reference into this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2011	2012	2013	2014	2015	2015	2016
Statements of operations data (in thousands of dollars):
Revenue	$565,610	$660,794	$677,090	$717,170	$819,024	$188,547	$215,523
Operating expenses:
Ship operating	135,696	138,655	150,105	166,097	193,836	44,577	47,607
Cost of services, supervision fees	–	–	–	–	1,950	–	1,300
Depreciation and amortization	140,354	165,541	172,459	181,527	204,862	46,599	58,837
General and administrative	16,818	24,617	34,783	30,462	27,338	6,799	7,793
Operating leases	–	3,145	4,388	9,544	40,270	6,152	14,851
(Gain) loss on vessels	16,237	(9,773)	–	–	–	–	–

Operating earnings	256,505	338,609	315,355	329,540	350,768	84,420	85,135
Other expenses (income):
Interest expense and amortization of deferred financing fees	54,270	80,570	69,973	98,501	108,693	24,970	30,143
Interest income	(854)	(1,190)	(2,045)	(10,653)	(11,026)	(3,413)	(3,077)
Undrawn credit facility fee	4,282	1,516	2,725	3,109	3,100	857	412
Refinancing expenses and costs	–	–	4,038	70	5,770	1,152	–
Change in fair value of financial instruments(1)	281,027	135,998	(60,504)	105,694	54,576	39,335	52,151
Equity (income) loss on investment	1,180	259	670	(256)	(5,107)	(249)	(1,800)
Other (income) expenses	–	151	1,470	1,828	(4,629)	435	178

Net earnings	$(83,400)	$121,305	$299,028	$131,247	$199,391	$21,333	$7,128

Earnings (loss) per share:
Class A common share, basic	$(2.04)	$0.84	$3.36	$0.80	$1.46	$0.08	$(0.06)
Class A common share, diluted	(2.04)	0.81	2.93	0.79	1.46	0.08	(0.06)

	Year Ended December 31,					Three Months Ended March 31,
	2011	2012	2013	2014	2015	2015	2016
Statements of cash flows data (in thousands of dollars):
Cash from (used in):
Operating activities	$239,864	$311,183	$327,669	$342,959	$335,872	$64,369	$77,902
Financing activities	832,293	(181,364)	62,491	73,621	394,527	155,630	94,836
Investing activities	(625,253)	(229,564)	(295,158)	(691,205)	(716,634)	(78,393)	(130,007)
Selected balance sheet data (in thousands of dollars):
Cash and cash equivalents	$481,123	$381,378	$476,380	$201,755	$215,520	$343,361	$258,251
Current assets	519,998	463,930	600,113	516,926	540,163	677,449	595,950
Vessels(2)	4,697,249	4,863,273	4,992,271	5,095,723	5,278,348	5,108,167	5,247,190
Total assets(3)	5,411,169	5,619,731	5,906,037	5,857,344	6,073,819	6,025,773	6,100,723
Long-term debt(3)	2,973,805	3,070,727	3,208,381	3,349,901	3,357,841	3,359,778	3,409,634
Share capital(4)	838	804	882	1,209	1,223	1,220	1,220
Total shareholders’ equity	1,183,425	1,218,567	1,571,705	1,745,224	1,776,183	1,739,611	1,729,132

Other data:
Number of vessels in operation at period end	65	69	71	77	85	78	86
TEU capacity at period end	352,700	405,100	414,300	474,300	578,300	484,300	588,300
Fleet utilization rate(5)	99.3%	98.9%	98.0%	99.0%	98.5%	98.9%	97.2%

(1)	All of our interest rate swap agreements and swaption agreements are marked to market and the changes in the fair value of these instruments are recorded in earnings.

(2)	Vessel amounts include the net book value of vessels in operation and vessels under construction.

(3)	Prior to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03), all debt issuance costs were presented as other non-current assets in our consolidated balance sheets. With the adoption of ASU 2015-03 on January 1, 2016, we present debt issuance costs related to a recognized debt liability (which includes long-term debt and other long-term liabilities) as a direct deduction from the carrying amount of that debt liability in our consolidated balance sheets. As a result of adopting ASU 2015-03, total assets and related debt liabilities decreased by $36.5 million (December 31, 2011), $31.1 million (December 31, 2012), $41.7 million (December 31, 2013), $38.0 million (December 31, 2014), $35.3 million (December 31, 2015) and $38.2 million (March 31, 2015) from the amounts previously presented.

(4)	For a description of our capital stock, please see “Description of Capital Stock” in this prospectus supplement and note 10 to our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2015.

(5)	Fleet utilization is based on number of operating days divided by the number of ownership days during the period.

THE INTERNATIONAL CONTAINERSHIP INDUSTRY

The information and data contained in this prospectus supplement relating to the international container shipping industry has been provided by Clarkson Research Services Limited, or Clarksons Research, and is taken from Clarksons Research’s database and other sources. We do not have any knowledge that the information provided by Clarksons Research is inaccurate in any material respect. Clarksons Research has advised that: (i) some information in Clarksons Research’s database is derived from estimates or subjective judgments; (ii) the information in the databases of other maritime data collection agencies may differ from the information in Clarksons Research’s database; (iii) whilst Clarksons Research has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures and may accordingly contain errors.

Overview of the Container Shipping Market

Container shipping is responsible for the movement of a wide range of goods between different parts of the world in a unitized form and, since its beginnings in the 1950s, containerization has become an integral part of the global economy. The use of containers in global trade has resulted in considerable production and efficiency gains and has become important to the process of globalization. A wide range of cargoes are transported by container but most notably container transportation is responsible for the shipment of a diverse selection of manufactured and consumer goods. These cargoes are transported by container to end users in all regions of the world, and in particular from key producing and manufacturing regions to end users in the world’s largest consumer economies. Participants in the container shipping industry include “liner” shipping companies, who operate container shipping services and in many instances own containerships, containership owners, often known as “charter owners”, who own containerships and charter them out to liner companies, and shippers who require the seaborne movement of containerized goods.

Containership Demand

The expansion of global container trade is heavily influenced by global economic growth, increases in economic consumption at a global and regional level, and the process of globalization. In 2008, global container trade peaked at 135 million TEU, having increased at a compound annual growth rate of 9.5% in the period 1998 to 2008. During this period rapid growth in exports from China drove a significant part of the increase in container trade, along with growth in container trade volumes in and out of Russia and the Baltic, and to and from other emerging markets such as Brazil. Intra-Asian container trade volumes also grew rapidly during this period. In 2009, global container trade was an estimated 122 million TEU following a significant contraction of 9.2% due to the worldwide recession. Global trade subsequently rebounded by 13.7% to 139 million TEU in 2010. Global trade grew by a further 7.8% in 2011, 3.1% in 2012, 5.1% in 2013 and by 5.4% in 2014, reaching 171 million TEU. The rate of global trade growth is currently estimated to have stood at 2.3% in full year 2015, with trade totaling 175 million TEU. Current projections suggest that growth will reach 3.8% in 2016, subject to a wide range of risks from the global economy.

Note: The full year 2015 estimate and 2016 forecast are as of the start of April 2016 and subject to change. Complete trade and economic data for 2015 is not yet available, estimates are subjective and there is no guarantee that current trends will continue.

Trade Routes and Growth Trends

Global container trade is spread over a range of long-haul, regional, and intra-regional routes, which can be separated into four categories. The individual “mainlane” container trades on the major east-west routes are some of the world’s largest in volume terms. Whilst the Far East-Europe trade route has traditionally been the largest globally, significant growth in the Transpacific trade route led to the route becoming the largest in the world in volume terms in 2015, accounting for an estimated 13% of total container volumes last year. Due to the higher cargo volumes on the “mainlane” routes, they are generally served by very large Post-Panamax ships with capacity of 8000 TEU and above, and by other large Post-Panamax and Panamax containerships generally with capacity from 8000 TEU down to approximately 4500 TEU. Non-Mainlane east-west routes include trade lanes between the Indian Sub-Continent or the Middle East and North America, Europe or the Far East, and are generally served by a range of ship sizes, from very large Post-Panamax ships over 8000 TEU, particularly on trades from the Far East to Middle East, to vessels of Panamax size and below. North-South trade routes form the second layer of the global liner network, connecting the northern hemisphere with South America, Africa and Oceania, and are generally served by vessels of between 1000-5000 TEU, but also increasingly by vessels of up to 8000 TEU. Intra-regional trade routes include both intra-Asian and intra-European trades, where containerships below 3000 TEU in size generally provide the majority of transportation. Intra-Asian container trades collectively constitute the largest portion of global containership volumes. Ports involved in these trades, and some North-South trades, often impose infrastructural and other limitations on the vessel types that can be utilized, such as draft restrictions or the lack of availability of handling equipment. Growth in global container trade slowed in 2015, with volumes on the peak leg Far East-Europe route declining. A collapse in commodity prices limited box imports into major commodity-exporting developing economies and a slowdown in intra-Asian box trade growth was observed, partly reflecting turbulence in the Chinese economy. The pace of global container trade growth is expected to improve in 2016, but indicators of volumes so far this year have been mixed and volatile.

Note: The full year 2015 estimate and 2016 forecast are as of the start of April 2016 and subject to change. Complete trade and economic data for 2015 is not yet available, estimates are subjective and there is no guarantee that current trends will continue.

Containership Supply

The most significant portion of the global container capable fleet is comprised of fully cellular containerships which as of May 1, 2016 totaled 5,224 vessels with an aggregate capacity of 19.9 million TEU. The remainder of the fleet is made up of a range of non-fully cellular vessel types, including multi-purpose vessels, or MPPs, capable of carrying container and breakbulk cargo, roll-on roll-off cargo vessels, or Ro-Ros, and general cargo vessels, which often have container carrying capacity. Unless noted otherwise, the remainder of the discussion in this section focuses on fully cellular containerships. As of May 1, 2016, liner companies accounted for the ownership of 51.5% of containership fleet capacity, and charter owners, who own containerships and charter them out for operation by liner companies, accounted for 48.5% of total fleet capacity.

Overall fully cellular containership standing slot capacity expanded at a compound annual growth rate of 10.3% in the period between the start of 1986 and end of 2011. Fully cellular fleet capacity is estimated to have expanded by 5.9% in 2012 and by 5.5% in 2013. Fully cellular fleet capacity grew by 6.5% in 2014 and a further 8.1% in full year 2015. Current projections suggest that fully cellular containership capacity will grow by 3.9% in 2016.

Note: The full year 2016 forecast is as of the start of April 2016. These figures are subject to change as a result of actual delivery delay and cancellation, re-negotiation of contracts and levels of scrapping. Due to technical and contractual issues, there is currently considerable uncertainty surrounding the delivery of the orderbook.

As of May 1, 2016, the containership orderbook comprised 415 vessels and 3.5 million TEU, representing 17.8% of the existing fleet in terms of capacity. The size of the orderbook, however, differed widely across containership size segments, as demonstrated below, with the most significant portion of the orderbook as a proportion of existing fleet capacity being in the larger vessel sizes.

Containership Orderbook by Year of Delivery
		Total Orderbook			2016		2017		2018		2019+		% Non- Delivery (2015)
Containership Type	Size (TEU)	Number	‘000 TEU	% of fleet	‘000 TEU	% of flt	‘000 TEU	% of flt	‘000 TEU	% of flt	‘000 TEU	% of flt
Post-Panamax	12000 & above	139	2,353.8	66.2%	474.8	13.4%	829.9	23.4%	877.2	24.7%	172.0	4.8%	8%
Post-Panamax	8000-11999	67	697.7	14.1%	410.7	8.3%	216.2	4.4%	47.2	1.0%	23.6	0.5%	7%
Post-Panamax	3000-7999	33	134.4	3.5%	24.8	0.6%	81.9	2.1%	27.7	0.7%			31%
Panamax	3000 & above												69%
Sub-Panamax	2000-2999	81	205.2	12.6%	88.4	5.4%	59.3	3.6%	46.3	2.8%	11.2	0.7%	45%
Handy	1000-1999	93	139.0	8.0%	56.4	3.2%	68.6	3.9%	14.0	0.8%			3%
Feeder/Max	100-999	2	0.8	0.1%	0.8	0.1%

Total	100+ TEU	415	3,531.0	17.8%	1,055.9	5.3%	1,255.9	6.3%	1,012.4	5.1%	206.8	1.0%	11%

Source: Clarksons Research, May 2016.

Note: Orderbook data is correct as of May 1, 2016 and does not take into account potential delivery problems. Going forward, the orderbook will be influenced by delays, cancellations and the re-negotiation of contracts. Due to these technical and contractual issues, there is currently considerable uncertainty surrounding the orderbook. The orderbook includes some orders originally scheduled for delivery prior to 2015.

Overall, since the start of 2000, the containership orderbook has represented an average of 34% of fully cellular fleet capacity. Towards the end of 2007, the containership orderbook as a proportion of fully cellular fleet capacity reached a high of 60.7%, falling to 27.0% at the start of 2011, before increasing marginally over the first half of the year to 30.3% at the start of July 2011 and then decreasing again to 28.4% at the start of 2012 and 21.1% at the start of 2013. The orderbook as a proportion of fleet capacity stood at 23.5% at the start of 2014 and 19.2% at the start of 2015. At the start of May 2016, the containership orderbook represented 17.8% of the fleet.

Note: Orderbook data is correct as of May 1, 2016. The historical orderbook is subject to change as a result of statistical reporting delays.

Although establishing accurate data is difficult, approximately 11% of scheduled deliveries in terms of TEU capacity expected to enter the fleet in 2015 at the start of that year have been confirmed as non-delivered during 2015. This figure was 28% for containerships below 3000 TEU in size, 69% for Panamax containerships and 10% for Post-Panamax containerships. This is partly due to statistical reporting delays but also because of delays in construction and cancellations of orders. The right-hand column of the previous table illustrates the difference between scheduled start year and actual containership deliveries in 2015. Delivering the orderbook presents a number of challenges, with factors both technical and financial facing both shipyards and owners contributing to delays in and cancellations of the containership scheduled deliveries.

In the period from 1996 to 2008, an average of 313 containership orders were placed each year, with the average annual level of capacity ordered totaling 1.2 million TEU. In 2007, a historical high level of 3.3 million TEU of containership capacity was ordered. In 2008 the volume of ordering slowed to 1.2 million TEU, while containership contracting activity in 2009 was negligible. Contracting activity picked up in the second half of 2010, taking total contracting in 2010 to 0.6 million TEU. Contracting levels remained high in the first half of 2011 and a total of 1.8 million TEU was contracted in the full year. Contracting activity in 2012 once again slowed and a total of 0.4 million TEU was contracted. In full year 2013, ordering accelerated and 2.2 million TEU was contracted, while 1.1 million TEU was contracted in 2014. In 2015, 237 containerships of an aggregate 2.2 million TEU were contracted. No containership orders have been reported in 2016 so far.

In the period from 1996 to 2008, an average of 30 containerships was scrapped each year. A substantial volume of ageing containership capacity was sold for scrap in 2009, with the full year seeing 202 containerships with a combined capacity of 0.38 million TEU sold for scrap, significantly higher than historical levels. In 2010, 88 containerships with a combined capacity of 0.13 million TEU were sold for scrap and in 2011, 61 containerships with a combined capacity of 0.08 million TEU were sold for scrap. In 2012, 182 containerships with a combined capacity of 0.33 million TEU were sold for demolition. In full year 2013, 198 containerships of a combined 0.44 million TEU were scrapped, while in full year 2014, 170 containerships of a combined 0.38 million TEU were scrapped. In 2015, a further 89 containership totaling 0.19 million TEU were reported scrapped whilst 51 ships of 0.16 million TEU have been demolished in 2016 so far. As of May 1, 2016, the average age of a vessel in the containership fleet was 11.2 years. The majority of ageing containership capacity is at the smaller end of the fleet below 4000 TEU, where some capacity may be more at risk of becoming outdated as larger ships prove more efficient at serving increased trade volumes. Overall, 3.7% of containership fleet capacity is currently aged 20 years or more.

As a result of the slowdown in demand through 2009, the portion of the fleet not in operation (or “idle”) grew from 0.42 million TEU at the end of 2008 to peak at an estimated 1.52 million TEU of capacity in December 2009, representing approximately 572 vessels according to AXS-Alphaliner, and equal to 11.8% of the global fleet by capacity according to Clarksons Research. However, the proportion of “idle” capacity declined through most of 2010 and the first half of 2011 as carriers reintroduced capacity on reactivated or newly implemented services, and in some cases upgraded capacity on existing services, to meet the apparent increase in trade volumes. Operators once again increased the number of “idle” containerships in the second half of 2011 and by mid-March 2012, 302 containerships of a combined 0.91 million TEU were in lay-up according to AXS-Alphaliner, equal to 5.9% of the global fleet by capacity according to Clarksons Research. The total idle capacity subsequently declined, with 0.8% of the global fleet by capacity (0.15 million TEU) in lay-up at the start of February 2015. However, operators have since rapidly increased the number of “idle” containerships and the total idle capacity stood at 7.0% of the global fleet by capacity (1.38 million TEU) at the start of May 2016.

Following the downturn in container trade volumes in late 2008 and 2009, a significant number of container shipping services began to be operated by liner companies at slower vessel speeds than in the past, with additional ships added to services in order to maintain fixed regular port call schedules. This management of supply not only reduced liner company bunker costs but also helped absorb containership capacity, as “slow steamed” services offer the same amount of “running” capacity whilst requiring additional standing vessel capacity. As of May 2016, slow steaming remains in place on a range of container shipping services and appears to have been most prevalent on services on the longer mainlane trades such as the Far East-Europe and the Transpacific, where there is the greater possibility to add extra ships and adjust the service speed to an appropriate level, than on shorter-haul trades. Along with the idling of capacity, slow steaming of services was another of a range of initiatives to manage supply during the period of surplus capacity.

During this period, redeployment of supply across trade lanes has also been a key feature of the containership sector. With deliveries of new capacity dominated by larger containerships and trade volumes growing more rapidly on north-south and intra-regional trade lanes traditionally served by medium-sized and smaller containerships, a significant degree of vessel redeployment, known as “cascading” has been required. As new very large Post-Panamax vessels have been delivered into service on the Far East-Europe trade lane, vessels have been redeployed from the Far East-Europe to other trade lanes including the Transpacific, from where medium-sized capacity has in turn been redeployed notably to north-south trade lanes, from where in turn some smaller vessels have been redeployed to intra-regional trade lanes for example. However, there are now indications that fewer opportunities for redeployment are available and key elements of the “cascade” have started to slow.

Containership Markets

Containership Timecharter Rates

Pricing of containership transportation services occurs against a background of a highly competitive global containership charter market. Containership charter rates depend on the supply of, and demand for, containership capacity, and can vary significantly from year to year. Containership economies of scale mean that the daily timecharter rate per TEU for a larger containership is typically less than for a ship with lower TEU capacity. The containership charter market experienced significant upward movement in timecharter rates in the period between the start of 2002 and the middle of 2005. The market recovered from the decreases in charter rates seen in 2001 to levels beyond previous market highs before decreasing again mid-way through 2005, stabilizing in the first half of 2006, and then slipping further during the second half of 2006. The first half of 2007 saw the containership charter market recover to rate levels similar to those seen in late 2005 and early 2006. However, the onset of the global economic downturn and the resulting slowdown in container trade growth created a relative oversupply of capacity, leading to a rapid decrease in containership earnings in the latter half of 2008, which continued in the first half of 2009, with earnings remaining depressed during the rest of the year. In 2010, containership charter rates registered an upward trend over the year as a whole and made further gains in early 2011 before decreasing sharply in the second half of 2011 and remaining depressed through 2012, 2013 and 2014. Containership charter rates showed signs of upwards movement during the first half of 2015, but most gains were reversed in the second half of the year. In 2016 so far, charter rates have been depressed across all sizes. Based on an index covering a range of containership sizes, timecharter daily rates improved 84% during 2010 only to decrease by around 37% during 2011 and remained relatively steady though to the end of 2014. Daily rates increased by around 29% in the first half of 2015, but fell by around 28% in the second half of the year. In 2016 so far, daily rates have remained relatively steady. The estimated one year timecharter rate for a 3500 TEU containership at the end of December 2011 was $6,500 per day and after fluctuating slightly through the following year, it still stood at $6,500 per day at the end of 2012. By the end of December 2013, the benchmark timecharter rate had increased marginally to $7,000 per day and increased further to $14,000 per day at the end of May 2015. Since then, it has fallen significantly to $5,500 per day at the end of April 2016. This compares to a ten year historical average of $14,229 per day.

Note: Estimates based on market assessments for theoretical fully cellular ships by brokers. These estimates are based on a given point in time and are no guide to or guarantee of future rates. Geared vessels have their own cranes for the purpose of loading and unloading containers.

There are limitations and risks to future projections, depending on developments in the world economy and global trade patterns, and the development of ordering, deliveries and scrapping in the future. With the decrease in demand for container volume in 2009, supply far outweighed demand for the global movement of containers, causing significant downwards pressure on the entire container shipping sector. The impact of the differential between growth in demand and supply on the containership charter market pushed rates sharply downwards. Demand growth outpaced capacity expansion in 2010 leading to upwards pressure on rates, while supply growth and demand growth were relatively matched in 2011 on an annual basis. Demand growth proved weaker than the growth in supply in 2012, while the growth rates were closer to parity in 2013. However, supply growth continued to outpace growth in demand 2015, and as a result, a degree of structural overcapacity remains. This prolonged period of imbalance and an increase in idle capacity has suppressed any significant upwards movement in charter rates.

Vessel Values:    The Newbuild & Secondhand Containership Market

Newbuild Prices:    The development of containership newbuild prices reflects both the demand for vessels as well as the cost of acquisition of new containerships by owners from shipyards, which is influenced by the cost of materials and labor, availability of shipbuilding capacity, and the impact of demand from other shipping sectors on shipyards. Economies of scale in containership building mean that the cost per TEU involved in building larger containerships is less than for vessels with smaller TEU capacity.

The newbuild price for a benchmark 6600 TEU containership increased from $60.0 million at the start of 2003 to a peak of $108.0 million in the period June to September 2008. However, following the onset of the global economic downturn, this figure fell to $66.0 million at the end of January 2010. By the end of 2010 it had increased to $79.5 million. The figure subsequently softened slightly in 2011, and continued to decrease, falling to $58.0 million at the end of 2012. At the end of 2013 the benchmark newbuilding price estimate had risen to $65.5 million, and continued to increase to stand at $67.75 million by the end of 2014. At the end of December 2015, the benchmark newbuilding price for a 6600 TEU containership stood at $66.5 million. It has since softened slightly, standing at $64.5 million at the end of April 2016. The ten year historical average price for a 6600 TEU containership newbuild is estimated at $77.8 million. The following graph shows the historical development of containership newbuild prices.

Note: Prices are evaluated at the end of each calendar month. Newbuild prices assume “European spec.”, standard payment schedules and “first class competitive yards” quotations.

Secondhand Prices:    Over the long-term, as the containership charter market has played an increasingly important role in the container shipping industry as a whole, the market for the sale and purchase of secondhand containerships has also expanded. Secondhand vessel prices are influenced by newbuild prices and also by vessel charter rates or earnings, although there is sometimes a lag in the relationship.

Activity on the secondhand market for containerships has grown from the relatively low levels of the past. A portion of this activity has been constituted by the sale of containerships by liner companies to charter owners. These sales have commonly been accompanied by “timecharter back” arrangements whereby the liner company sells the vessel, removing the asset from its balance sheet, then, as part of the transaction, arranges a timecharter of the vessel from the party to which it has sold the ship. The liquidity of the secondhand sales market is much greater for small and medium-sized containerships than for large vessels. Only 454 of the 2,228 secondhand containership sales recorded between the start of 2000 and the start of May 2016 have involved ships with 3000 TEU or more in capacity. Large containerships are generally newer, and more likely to remain owned by their original owner either for their own end use or on an initial relatively long-term charter.

Secondhand containership sales volumes show some volatility. In 2010, a total of 171 secondhand vessels with a combined capacity of 373,667 TEU were sold, while a total of 93 vessels with a combined 258,926 TEU were sold in 2011 and 154 vessels with a combined 255,321 TEU were sold in 2012. 151 containerships of a combined 341,872 TEU were sold in full year 2013 and 191 containerships of a combined 552,518 TEU were sold in 2014. In 2015, 218 containerships of a combined 619,167 TEU were sold. Sales have slowed significantly in 2016 with 37 ships of 101,696 TEU reported sold so far. The following graph shows the development of secondhand prices for five-year old 3500 TEU, 1700 TEU and 1000 TEU containerships. Trends in secondhand prices for older containerships typically move according to similar cycles. The price for a benchmark five-year old 1700 TEU containership decreased from $37.5 million at the end of May 2008 to $14.0 million at the end of 2009. There was an upward trend in secondhand containership prices in 2010 and the prices then remained steady in the first eight months of 2011, with the price of a benchmark 1700 TEU containership peaking at $24.0 million, before falling to $17.0 million by the end of 2011. The five-year old 1700 TEU price at the end of 2012 was estimated to be approximately $13.0 million. This firmed to $14.25 million at the end of 2013 and softened to approximately $12 million at the end of 2014, a level it stayed around in 2015. At the end of April 2016, the guideline five year old 1700 TEU price stood at $10 million, compared to a ten year historical average of $20.0 million.

Note: Prices are evaluated at the end of each calendar month. There have been periods of uncertainty surrounding secondhand prices and the values provided between October 2008 and December 2009 are subject to wider than usual confidence margins.

BUSINESS

Overview

We are the leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We operate a fleet of 88 containerships, and we have entered into contracts for the purchase of an additional eight newbuilding containerships, which have scheduled delivery dates through October 2017. Of our eight newbuilding containerships, six will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into long-term charter contracts for the remaining newbuilding containerships in the future. The average age of the 88 vessels in our operating fleet is approximately six years, on a TEU-weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. The charters on the 88 vessels in our operating fleet have an average remaining term of approximately five years, on a TEU weighted basis, excluding the effect of charterers’ options to extend certain time charters.

Customers for our current operating fleet are COSCON, CSCL Asia, CMA CGM, Hanjin, Hapag-Lloyd, HL USA, K-Line, Maersk, MSC, MOL, Yang Ming Marine and ZIM. The customers for the six newbuilding containerships that are subject to charter contracts are Maersk, MSC and Yang Ming Marine.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 88 operating vessels as of May 15, 2016:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
YM Wish	14000	2015	4/7/15	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	4/22/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner(1)	14000	2015	6/10/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	7/3/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(1)	14000	2015	8/21/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Warmth(1)	14000	2015	10/16/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Window(1)	14000	2016	5/8/16	Yang Ming Marine	10 years + one 2-year option	46.5
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	55.0
COSCO Pride(1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith(1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
Hanjin Buddha	10000	2014	3/25/14	Hanjin	10 years + one 2-year option	43.0	(2)
Hanjin Namu	10000	2014	6/5/14	Hanjin	10 years + one 2-year option	43.0	(2)
Hanjin Tabul	10000	2014	7/2/14	Hanjin	10 years + one 2-year option	43.0	(2)
MOL Bravo(1)	10000	2014	7/18/14	MOL	8 years + one 2-year option	37.5	(3)
MOL Brightness(1)	10000	2014	10/31/14	MOL	8 years + one 2-year option	37.5	(3)
MOL Breeze(1)	10000	2014	11/14/14	MOL	8 years + one 2-year option	37.5	(3)
MOL Beacon(1)	10000	2015	4/10/15	MOL	8 years + one 2-year option	37.5	(3)
MOL Benefactor(1)	10000	2016	3/28/16	MOL	8 years + one 2-year option	37.5	(3)
MOL Beyond(1)	10000	2016	4/29/16	MOL	8 years + one 2-year option	37.5	(3)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
Maersk Guayaquil	10000	2015	9/21/15	Maersk	5 years + two one-year options	37.2	(4)
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.5	(5)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.5	(5)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8	(6)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8	(6)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Vietnam	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(7)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
MSC Veronique	4800	1989	11/25/11	MSC	5 years	14.5	(8)
MSC Manu	4800	1988	11/15/11	MSC	5 years	14.5	(8)
MSC Leanne	4800	1989	10/19/11	MSC	5 years	14.5	(8)
MSC Carole	4800	1989	10/12/11	MSC	5 years	14.5	(8)
Seaspan Excellence	4600	2003	4/28/16	CMA CGM	Up to 12 months(9)	Market rate	(10)
Seaspan Efficiency	4600	2003	5/7/16	Hanjin	Up to 5 months(11)	Market rate	(10)
Brotonne Bridge(1)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(12)
Brevik Bridge(1)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3	(12)
Bilbao Bridge(1)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3	(12)
Berlin Bridge	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3	(12)
Budapest Bridge	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(12)
Seaspan Chiwan	4250	2001	12/29/13	Hapag-Lloyd	Up to 18 months(13)	Market rate	(10)
Seaspan Hamburg	4250	2001	5/3/16	Hapag-Lloyd	Up to 18 months(14)	Market rate	(10)
Seaspan Ningbo	4250	2002	3/7/16	Hapag-Lloyd	Up to 18 months(14)	Market rate	(10)
Seaspan Dalian	4250	2002	1/16/16	Hapag-Lloyd	Up to 18 months(14)	Market rate	(10)
Seaspan Felixstowe	4250	2002	1/24/16	Hapag-Lloyd	Up to 18 months(14)	Market rate	(10)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	8/19/15	HL USA	Up to 24 months(15)	Market rate	(10)
Dubai Express	4250	2006	11/4/15	HL USA	Up to 24 months(15)	Market rate	(10)
Jakarta Express	4250	2006	2/15/16	HL USA	Up to 12.5 months(16)	18.0
Seaspan Saigon	4250	2006	3/27/16	Hapag-Lloyd	Up to 13 months(17)	Market rate	(10)
Lahore Express(18)	4250	2006	–	–	–	–
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options(19)	18.0	(20)
Seaspan Santos	4250	2006	2/1/16	Hapag-Lloyd	Up to 12 months(21)	Market rate	(10)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options(19)	18.0	(20)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options(19)	18.0	(20)
CSAV Loncomilla	4250	2009	4/2/16	Hapag-Lloyd	Up to 13 months(22)	Market rate	(10)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
CSAV Lumaco	4250	2009	4/23/16	Hapag-Lloyd	Up to 13 months(23)	Market rate	(10)
Seaspan Lingue	4250	2010	4/19/16	ZIM	Up to 12 months(24)	Market rate	(10)
Seaspan Lebu	4250	2010	10/24/15	Hapag-Lloyd	Up to 14 months(25)	Market rate	(10)
Madinah(1)(26)	4250	2009	–	–	–	–
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.9	(27)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.9	(27)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.9	(27)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.9	(27)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.9	(27)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.9	(27)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.9	(27)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.9	(27)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.

(2)	Hanjin has an initial charter of 10 years with a charter rate of $43,000 per day for the initial term and $44,500 per day during the two-year option.

(3)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.

(4)

Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.

(5)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.

(6)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.

(7)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.

(8)

MSC has a bareboat charter of five years with a charter rate of $10,000 per day for the first two years, increasing to $14,500 per day after two years. MSC has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms. In addition, we pay a 1.25% commission to a broker on all bareboat charter payments for these charters.

(9)	This vessel is on a time charter with CMA CGM at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at CMA CGM’s option.

(10)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), the vessel is being chartered at current market rates.

(11)	This vessel is on a time charter with Hanjin at market rates for a minimum of two months up to a maximum of five months, where the exact period is at Hanjin’s option.

(12)

K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.

(13)

On expiry of the current charter that expires in June 2016, this vessel will commence a direct continuation at market rates for a minimum of 11 months up to a maximum of 18 months, where the exact period is at Hapag-Lloyd’s option.

(14)	This vessel is on a time charter with Hapag-Lloyd at market rates for a minimum of 11 months up to a maximum of 18 months, where the exact period is at Hapag-Lloyd’s option.

(15)	We agreed to a direct continuation of the time charter at market rates for a minimum of 18 months up to a maximum of 24 months, where the exact period is at HL USA’s option.

(16)

The term of this time charter has been extended at a rate of $18,000 per day for a minimum of 9.5 months and at market rates for the remaining term up to a maximum of 12.5 months, where the exact period is at HL USA’s option.

(17)

In May 2016, we agreed to a direct continuation of the time charter at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at Hapag-Lloyd’s option. The direct continuation will commence in June 2016.

(18)	This vessel was re-delivered to us on May 11, 2016 and is currently off-charter. This vessel will be renamed Seaspan Lahore.

(19)

For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired and these charters have been automatically extended pursuant to their terms.

(20)

HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day for the first one-year option remaining, increasing to $18,500 per day for the second one-year option remaining.

(21)	This vessel commenced a time charter with Hapag-Lloyd at market rates for a minimum of six months up to a maximum of 12 months, where the exact period is at Hapag-Lloyd’s option.

(22)	We agreed to a direct continuation of the time charter at market rates for a minimum of one month up to a maximum of 13 months, where the exact period is at Hapag-Lloyd’s option.

(23)

In May 2016, we agreed to a direct continuation of the time charter at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at Hapag-Lloyd’s option. The direct continuation will commence in June 2016.

(24)

This vessel was re-delivered to us on April 1, 2016 and commenced a time charter with ZIM on April 19, 2016 at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at ZIM’s option.

(25)	We agreed to a direct continuation of the time charter at market rates for a minimum of nine months up to a maximum of 14 months, where the exact period is at Hapag-Lloyd’s option.

(26)

This vessel was re-delivered to us on May 14, 2016 and is expected to commence a time charter with Hanjin on May 24, 2016 for a minimum of one month up to a maximum of three months, where the exact period is at Hanjin’s option.

(27)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions focused on increasing cash flow as market conditions allow.

Our eight newbuilding vessels, which have scheduled delivery dates through October 2017, consist of the following:

Vessel	Vessel Class (TEU)	Length of Charter(1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 1120	10000	5 years + two one-year options	Maersk	2016	New Jiangsu and Jiangsu Xinfu
Hull No. 1037	14000	10 years + one 2-year option	Yang Ming Marine	2016	CSBC
Hull No. 1039	14000	10 years + one 2-year option	Yang Ming Marine	2017	CSBC
Hull No. 1122	10000	–(2)	–(2)	2017	New Jiangsu and Jiangsu Xinfu
Hull No. 1169	10000	–(2)	–(2)	2017	New Jiangsu and Jiangsu Xinfu
Hull No. 145	11000	17 years	MSC	2017	HHIC
Hull No. 147	11000	17 years	MSC	2017	HHIC
Hull No. 153	11000	17 years	MSC	2017	HHIC

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer.

(2)	We expect to enter into a long-term charter for this vessel in the future.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of May 15, 2016:

	Scheduled for the Year Ended December 31,
	2016	2017
Owned and leased vessels, beginning of year	85	86
Deliveries	5	6
Contractual sale(1)	(4)	–

Total, end of period	86	92
GCI managed vessels, beginning of year	15	17
Deliveries	2	5
Total, end of period	17	22
Total Fleet	103	114
Total Capacity (TEU)	796,300	919,300

(1)

Relates to four 4800 TEU vessels that commenced five-year bareboat charters in 2011. The charterer has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms.

Our Competitive Strengths

We believe that we possess a number of competitive strengths that will allow us to capitalize on the opportunities in the containership industry, including the following:

•

Scale, Diversity and Quality of Our Fleet.     We are the largest independent charter owner and manager of containerships and believe that the size of our fleet appeals to our customers and provides us cost savings through volume purchases and leverage in negotiating newbuilding contracts and accessing shipyard berths. Our operating fleet of 88 containerships has an average age of approximately six years, on a TEU-weighted basis, which is significantly below the industry average of approximately eight years. Our newbuilding containerships are also subject to our high standards for design, construction quality and maintenance. The vessels in our current operating fleet range in size from 2500 TEU to 14000 TEU, and our 14000 TEU containerships are among the largest containerships in operation. All of our newbuilding containerships under construction are 10000 TEU, 11000 TEU and 14000 TEU containerships.

•

Strong, Long-Term Relationships with High-Quality Customers, Including Leading Asian Container Liner Companies.     We have developed strong relationships with our customers, which include leading container liner companies. We believe we are the largest charterer of containerships to China , and we anticipate that Asian demand for containerships will continue to rebound and grow in the long run. We attribute the strength of our customer relationships in part to our consistent operational quality, customer oriented service and historical average utilization of approximately 99% since our initial public offering, or IPO, in 2005.

•

Enhanced Stability of Cash Flows Through Long-Term, Fixed-Rate Time Charters.     Our vessels are primarily subject to long-term, fixed-rate time charters, which have an average remaining term of approximately five years, on a TEU-weighted basis. As a result, the majority of our current revenue is protected from the volatility of spot rates and short-term charters. To further promote cash flow stability, we have primarily placed newbuilding orders and purchased secondhand vessels when we have concurrently entered into long-term time charters with our customers. As at May 15, 2016, we had an aggregate of approximately $5.9 billion of contracted future minimum revenue under existing fixed-rate time charters and interest income from sales-type capital leases and direct financing leases.

•

Proven Ability to Source Capital for Growth.     Since our IPO in 2005, we have successfully raised capital to grow our fleet. Including our IPO, we have raised approximately $2.8 billion in public and private issuances of equity securities and $345 million in public issuances of debt securities. In addition, we have secured credit and lease facilities with aggregate outstanding borrowings and commitments of $4.1 billion as of March 31, 2016. We accessed capital during the most recent worldwide economic downturn, including raising preferred share equity and entering into sale-leaseback financings. As of March 31, 2016, we had total remaining capital expenditures of approximately $0.6 billion relating to eight newbuilding containerships. We expect to fund our remaining capital expenditures for these newbuilding vessels with our cash, availability under credit facilities associated with the newbuilding vessels and new debt or lease financing that we expect to arrange in advance of vessel deliveries. We intend to continue to access existing capital, and to seek new sources of capital, to cost-effectively maintain and grow our fleet over the long term.

•

Significant Delivered Fleet Growth.     We have significantly grown our fleet since our IPO in August 2005. At that time, we had an operating fleet of 10 vessels with another 13 vessels on order, aggregating 116,950 TEU. We now have 88 vessels in operation and eight newbuilding containerships on order, aggregating 684,100 TEU, an increase since our IPO of 485% in TEU capacity. The aggregate capacity of these eight newbuilding vessels that we have contracted to purchase, with scheduled delivery dates through October 2017, represents approximately 14.9% of the aggregate capacity of our vessels currently in operation. We believe that our longstanding relationships with key constituents in the containership industry, including container liner companies, shipbuilders and shipping banks, will enable us to continue sourcing newbuilding and secondhand vessel acquisition opportunities at terms attractive to us.

•

Experienced Management.     Our chief executive officer, chief operating officer and chief financial officer have over 60 years of combined professional experience in the shipping and ship finance industry, and they have experience managing shipping companies through several economic cycles. The members of our management team have prior experience with many companies in the international ship management industry, such as China Merchants Group, Neptune Orient Lines, APL Limited, Safmarine Container Lines, Columbia Ship Management and Höegh LNG Partners LP, and provide expertise across commercial, technical, financial and other functional management areas of our business.

Our Business Strategies

We seek to continue to expand our business and increase our cash flow by employing the following business strategies:

•

Pursuing Long-Term, Fixed-Rate Charters.     We intend to continue to primarily employ our vessels under long-term, fixed-rate charters, which contribute to the stability of our cash flows. In addition, container liner companies typically employ long-term charters for strategic expansion into major trade routes, while using spot charters for shorter term discretionary needs. To the extent container liner companies expand their services into major trade routes, we believe we are well positioned to participate in their growth.

•

Expanding and Diversifying Our Customer Relationships.     Since our IPO, we have increased our customer base from two to 12 customers and have expanded our revenue from existing customers. We intend to continue to expand our existing customer relationships and to add new customers to the extent container liner companies increase their use of chartered-in vessels to add capacity in their existing trade routes and establish new trade routes. We believe we are well positioned to secure new chartering business from existing and potential new customers due to our experience in ship design and construction supervision and our reputation for high quality operations.

•

Actively Acquiring Newbuilding and Secondhand Vessels.     We have increased, and intend to further increase, the size of our fleet through selective acquisitions of new and secondhand containerships that we believe will be accretive to our cash flow. We believe that entering into newbuilding contracts will continue our long-term fleet growth and provide modern vessels to our customers. In addition, we intend to continue to selectively consider any nearer-term growth opportunities to acquire high-quality secondhand vessels, primarily either with existing long-term charters or where we can enter into long- term charters concurrently with the acquisitions. We also intend to consider appropriate partnering opportunities that would allow us to seek to capitalize on opportunities in the newbuilding and secondhand markets with more modest investments. We may also consider business acquisitions, as appropriate.

•

Maintaining Efficient Capital Structure and Diversified Sources of Capital.     We intend to pursue a financial strategy that aims to preserve our financial flexibility and achieve a low cost of capital so that we may take advantage of acquisition and expansion opportunities in the future while also meeting our existing obligations. We operate a capital-intensive business. We believe that our ability to access new and innovative sources of capital from a broad range of capital providers has provided a competitive advantage for us.

An investment in our Class A common shares involves risks. Our growth depends on our ability to make accretive vessel acquisitions, expand existing and develop new relationships with charterers and obtain new charters. Substantial competition may hinder achievement of our business strategy. Our growth also depends upon continued growth in demand for containerships. A reduction in demand for containerships, increased competition or an inability to make accretive vessel acquisitions may lead to reductions and volatility in charter hire rates and profitability. In addition, we may be unable to realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results. Before investing in our Class A common shares, you should consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page S-12 of this prospectus supplement and on page 4 of the accompanying base prospectus.

GCI

In March 2011, we co-founded GCI, which is our investment partnership established with an affiliate of global asset manager Carlyle and others. GCI invests equity capital in containership assets, primarily newbuilding vessels strategic to the People’s Republic of China, Taiwan, Hong Kong and Macau. Our belief in co-founding GCI was that the combination of our expertise and relationships in the containership market and Carlyle’s financial resources, global business network and access to capital would enhance our ability to take advantage of growth opportunities in the containership market.

GCI intends to invest up to $900 million equity capital in containership assets, of which we committed up to $100 million. We currently have an ownership interest in GCI of approximately 10.7% and, as of March 31, 2016, our equity investment in GCI totaled approximately $45.9 million. GCI’s fleet of 22 containerships is comprised primarily of modern large and ultra-large vessels, including 15 on-the-water vessels and seven newbuilding vessels with delivery dates scheduled through the end of 2017. All such vessels, other than two of the newbuildings and two of the on-the-water vessels, are subject to long-term charter contracts with liner companies that are existing customers of us. We have overseen the construction of nearly all of GCI’s vessels and manage all of their operating fleet. For additional information about GCI, please read “Certain Relationships and Related Party Transactions – Our Investment in Carlyle Containership-Focused Investment Vehicle.”

Charters

General

We charter our vessels primarily under long-term, fixed-rate time charters. We charter four of our vessels under bareboat charters. The following table presents the number of vessels chartered by each of our customers as of May 15, 2016.

Charterer	Number of Vessels in Our Current Operating Fleet	Number of Vessels Scheduled to be Delivered (Sold) Through 2017	Total Vessels Upon All Deliveries
COSCON	18	–	18
CSCL Asia	17	–	17
MOL	10	–	10
HL USA	6	–	6
K-Line	7	–	7
Hapag Lloyd	10	–	10
Hanjin	4	–	4
CMA CGM	1	–	1
Maersk	1	1	2
Yang Ming Marine	7	2	9
ZIM	1	–	1

Total time charters	82	3	85
MSC (bareboat charters)	–	3	3
MSC (bareboat charters)(1)	4	(4)	–
No charter	2	2	4

Total fleet	88	4	92

(1)

Relates to four 4800 TEU vessels that commenced five-year bareboat charters in 2011. The charterer has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms in 2016.

Time Charters and Bareboat Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate; the charterer is responsible for substantially all of the vessel voyage expenses, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

Our four 4800 TEU vessels and our three 11000 TEU newbuilding vessels are or will be chartered by MSC under bareboat charters. A bareboat charter is a contract for the use of a vessel for a fixed period of time at a specified amount. Under a bareboat charter, the charterer is responsible for providing crewing and other services related to the vessel’s operation, as well as vessel voyage expenses.

The initial term for a time or bareboat charter commences on the vessel’s delivery to the charterer. Under all of our time charters, the charterer may also extend the term for periods in which the vessel is off-hire. The current charter periods and any applicable extension options are included above under “– Our Fleet.” Under our bareboat charters with MSC, MSC has agreed to purchase each vessel for a pre-determined fixed price at the end of their respective bareboat charter terms.

With respect to the vessels on charter to HL USA, CP Ships Limited has provided a guarantee of the obligations and liabilities of HL USA under each time charter and Hapag-Lloyd has provided a guarantee of the obligations and liabilities of CP Ships Limited under the original guarantee. For vessels on charter to CSCL Asia, CSCL Hong Kong and CSCL have each provided a guarantee of the obligations and liabilities of CSCL Asia under each time charter.

Hire Rate

“Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under all of our time charters, hire rate is payable, in advance, in U.S. dollars, as specified in the charter. The hire rate is a fixed daily amount that may increase, or decrease, in some cases, at varying intervals during the term of the charter and any extension to the term. Payments generally are made in advance on a monthly or semi-monthly basis. The charter hire rate may be reduced in certain instances as a result of added cost to the charterer due to vessel performance deficiencies in speed or fuel consumption. We have had no instances of such hire rate reductions.

Operations and Expenses

We operate our vessels and are responsible for vessel operating expenses, which include technical management, crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and capital expenses, including normally scheduled dry-docking of the vessels. The charterer generally pays the voyage expenses, which include all expenses relating to particular voyages, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions. Our ship operating expenses have been increasing due primarily to higher crewing compensation costs and additional expenses as vessels age.

Off-Hire

When a vessel is “off-hire,” or not available for service, the charterer generally is not required to pay the hire rate, and we are responsible for all costs, including the fuel (bunkers) cost, unless the charterer is responsible for the circumstances giving rise to the vessel’s lack of availability. A vessel generally will be deemed to be off-hire when there is an event preventing the full working of the vessel due to, among other things:

•	operational deficiencies not due to actions of the charterers or their agents;

•	dry-docking for repairs, maintenance or inspection;

•	equipment or machinery breakdowns, abnormal speed and construction conditions;

•	delays due to accidents for which the vessel owner, operator or manager is responsible, and related repairs;

•	crewing strikes, labor boycotts caused by the vessel owner, operator or manager, certain vessel detentions or similar problems; or

•	a failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Under most of our time charters, if a vessel is off-hire for a specified number of consecutive days or for a specified aggregate number of days during a 12-month period, the charterer has the right to cancel the time charter with respect to that vessel. Under some charters, if a vessel is off-hire for specified reasons for a prolonged period, we are obligated to charter a substitute vessel and to pay any difference in hire cost of the charter for the duration of the substitution. The periods of off-hire that trigger such termination rights exclude, in addition to any other specific exclusions in the charter, off-hire for routine dry-dockings or non-compliance with regulatory obligations. Our charter contracts generally provide for hire adjustments for vessel performance deficiencies such as those in speed or fuel consumption, with prolonged performance deficiencies giving the charterer a termination right under some charters.

Ship Management and Maintenance

Under each of our time charters, we are responsible for the operation and management of each vessel, including maintaining the vessel, periodic dry-docking, cleaning and painting and performing work required by regulations. We also provide ship management and construction supervision services to GCI and limited ship management services to Dennis R. Washington’s personal vessel owning companies.

We focus on risk reduction, operational reliability and safety. We believe we achieve high standards of technical ship management by, among other methods:

•	developing a minimum competency standard for seagoing staff;

•	standardizing equipment used throughout the fleet, thus promoting efficiency and economies of scale;

•

implementing a voluntary vessel condition and maintenance monitoring program (we were the first in the world to achieve accreditation by vessel classification society Det Norske Veritas on our hull planned maintenance system);

•	recruiting officers and ratings through an affiliate based in India that has a record of employee loyalty and high retention rates among its employees;

•	implementing an incentive system to reward staff for the safe operation of vessels; and

•	initiating and developing a cadet training program.

Our staff has skills in all aspects of ship management and experience in overseeing new vessel construction, vessel conversions and general marine engineering, and has previously worked in various companies in the international ship management industry, including China Merchants Group, Neptune Orient Lines, Teekay Corporation, Safmarine Container Lines and Columbia Ship Management. A number of senior officers also have sea-going experience, having served aboard vessels at a senior rank. In all training programs, we place an emphasis on safety and regularly train our crew members and other employees to meet our high standards. Shore-based personnel and crew members are trained to be prepared to respond to emergencies related to life, property or the environment.

Termination; Change of Control

We are generally entitled to withdraw a vessel from service to a charterer if the charterer defaults in its payment obligations, without prejudice to other claims for hire against the charterers. Some of our charterers also have the right to terminate the time charters in circumstances other than extended periods of off-hire as noted above. Under some of our time charters, the customer has the right to prior notice of or consent to any material change in our ownership or voting control.

Sale and Purchase of Vessels

Under some of our time charters, the customer has the right to prior notice of or consent to any proposed sale of the applicable vessel, which consent cannot be unreasonably withheld. A limited number of charters provide the charterer with a right of first refusal for the proposed vessel sale, which would require us to offer the vessel to the charterer prior to selling it to another entity. Sub-charters do not affect our ability to sell our time-chartered vessels. Our 17-year bareboat charters for three of our newbuilding vessels on order require the charterer to purchase each vessel upon termination of the bareboat charter, at a pre-determined amount.

Hull and Machinery, Loss of Hire and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss and partial loss, for all of our vessels. Each of our vessels is covered up to at least fair market value with certain deductibles applied per vessel per claim. We achieve this overall loss coverage by maintaining nominal increased value coverage for each of our vessels, under which coverage, in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under the hull and machinery policy due to underinsurance. We have not obtained, and do not intend to obtain, loss-of-hire insurance covering the loss of revenue during extended off-hire periods. We believe that this type of coverage is not economical and is of limited value to us. However, we evaluate the need for such coverage on an ongoing basis, taking into account insurance market conditions and the employment of our vessels. The charterer generally pays extra war risk insurance and commissions when the vessel is ordered by the charterer to enter a notified war exclusion trading area.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I associations, which insure our third-party and crew liabilities in connection with our shipping activities. Coverage includes third-party liability, crew liability and other related expenses resulting from the abandonment, injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by P&I associations. Subject to the limit for pollution discussed below, our coverage is nearly unlimited, but subject to the rules of the particular protection and indemnity insurer.

Our protection and indemnity insurance coverage for pollution is up to $1.0 billion per vessel per incident. The 13 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a mutual P&I association, which is a member or affiliate of the International Group, we are subject to calls payable to the associations based on the International Group’s claim records as well as the claim records of all other members of the individual associations.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters based upon price, customer relationships, operating and technical expertise, professional reputation and size, age and condition of the vessel.

Competition for providing new containerships for chartering purposes comes from a number of experienced shipping companies, including direct competition from other independent charter owners and indirect competition from state-sponsored and other major entities with their own fleets. Some of our competitors have significantly greater financial resources than we do and can operate larger fleets and may be able to offer better charter rates. An increasing number of marine transportation companies have entered the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters.

Seasonality

Our vessels primarily operate under long-term charters and are generally not subject to the effect of seasonal variations in demand, except where such charters have expired and we are seeking to re-charter a vessel on a short-term basis.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake the surveys on application or by official order, acting on behalf of the authorities concerned.

Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for annual surveys, every two to three years for intermediate surveys, and every five years for special surveys. If any defects are found, the classification surveyor will issue a “condition of class” or a “requirement” for appropriate repairs that have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be dry-docked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require dry-docking. The classification society also undertakes on request other surveys and inspections that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned.

Environmental and Other Regulations

Government regulation significantly affects our business and the operation of our vessels. We are subject to international conventions and codes, and national, state, provincial and local laws and regulations in the jurisdictions in which our vessels operate or are registered, including, among others, those governing the generation, management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions and water discharges.

A variety of government, quasi-government and private entities require us to obtain permits, licenses or certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels in one or more ports.

Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States, Canadian and international regulations and with flag state administrations.

The following is an overview of certain material governmental regulations that affect our business and the operation of our vessels. It is not a comprehensive summary of all government regulations to which we are subject.

International Maritime Organization (or IMO)

The IMO is the United Nations’ agency for maritime matters, including maritime safety and pollution prevention. The IMO has negotiated international conventions that impose liability for pollution in international waters and a signatory’s territorial waters. For example, the IMO’s International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to, among other things, pollution prevention and procedures, technical standards, oil spills management, transportation of marine pollutants and air emissions. Annex VI of MARPOL, which regulates air pollution from vessels, sets limits on sulfur oxide, nitrogen oxide and particulate matter emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. We believe all of our vessels currently are Annex VI compliant. Annex VI also includes a global cap on the sulfur content of fuel oil with a lower cap on the sulfur content applicable inside Emission Control Areas, or ECAs. Already established ECAs include the Baltic Sea, the North Sea, including the English Channel, the North American area and the U.S. Caribbean Sea area. Additional geographical areas may be designated as ECAs in the future.

Annex VI calls for incremental reductions in sulfur in fuel between 2012 and 2020 (or between 2010 and 2015 in the case of ECAs), and the use of advanced technology engines designed to reduce emissions of nitrogen oxide, with a “Tier II” emission limit applicable to engines installed on or after January 1, 2011 and a more stringent “Tier III” emission limit applicable to engines installed on or after 2016 operating in the North American and U.S. Caribbean Sea nitrogen oxide ECAs. For future nitrogen oxide ECA designations, TIER III standards will apply to engines installed on ships constructed on or after the date of ECA designation, or a later date as determined by the country applying for the ECA designation. These amendments or other changes could require modifications to our vessels to achieve compliance, and the cost of compliance may be significant to our operations. With regard to greenhouse gas emissions, there have been discussions in the IMO for the adoption of a market-based mechanism for the reduction of carbon emissions from vessels, such as an emissions trading system or an international greenhouse gas contribution fund, with contributions being based on bunker fuel purchases. The IMO adopted technical and operational measures for the reduction of greenhouse gas emissions that became effective on January 1, 2013. These include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels.

The IMO’s International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, imposes, subject to limited exceptions, strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states, which does not include the United States, caused by discharges of “bunker oil.” The Bunker Convention also requires owners of registered vessels over a certain size to maintain insurance for pollution damage in an amount generally equal to the limits of liability under the applicable national or international limitation regime. We believe our vessels comply with the Bunker Convention.

The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, would require the installation of ballast water treatment systems on certain newbuilding vessels for which the keel is laid after January 1, 2012 and for existing vessels prior to their first renewal survey after January 1, 2014 or January 1, 2016 (depending on their year of build and their ballast water capacity). The BWM Convention will become effective, on a retroactive basis, 12 months after it has been adopted by a specified threshold of member states representing at least 35% of the world’s shipping tonnage. As of January 2016, the threshold may have been met as the IMO is recounting the percentage of the world’s shipping tonnage owned by the states that have ratified the BWM Convention to determine if the adoption threshold has been met for ratification of the BWM Convention. When the BWM Convention is adopted, we may be required to incur significant costs to install these ballast water treatment plants on all our vessels before the applicable due dates.

The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships adopted by the IMO in 2009 (or the Recycling Convention) addresses issues relating to vessel recycling and aims to address the occupational health and safety as well as environmental risks relating to vessel recycling. It contains regulations regarding the design, construction, operation, maintenance and recycling of vessels, as well as regulations regarding their survey and certification in order to verify compliance with the requirements of the Recycling Convention. The Recycling Convention, among other things, prohibits and/or restricts the installation or use of hazardous materials on vessels and requires vessels to have on board an inventory of hazardous materials specific to each vessel. It also requires vessel recycling facilities to develop a vessel-recycling plan for each vessel prior to its recycling.

The IMO also regulates vessel safety. The International Safety Management Code, or the ISM Code, requires vessel owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. A Safety Management Certificate is issued under the provisions of the International Convention for the Safety of Life at Sea, or SOLAS, to each vessel with a Safety Management System verified to be in compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. All of the vessels in our fleet are ISM Code-certified. Increasingly, various regions are adopting additional, unilateral requirements on the operation of vessels in their territorial waters. These regulations, such as those described below, apply to our vessels when they operate in the relevant regions’ waters and can add to operational and maintenance costs, as well as increase the potential liability that applies to violations of the applicable requirements.

United States

The United States Oil Pollution Act of 1990 and CERCLA

The United States Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, governs spills or releases of hazardous substances other than petroleum or petroleum products. Under OPA and CERCLA, vessel owners, operators and bareboat charterers are jointly and, subject to limited exceptions, strictly liable for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil or hazardous substances, as applicable, from their vessels. OPA and CERCLA define these damages broadly to include certain direct and indirect damages and losses, including but not limited to assessment of damages, remediation, damages to natural resources such as fish and wildlife habitat, and agency oversight costs.

Under OPA and CERCLA, the liability of responsible parties is limited to a specified amount, which is periodically updated. Under both OPA and CERCLA, liability is unlimited if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations.

We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could harm our business, financial condition and results of operation. Vessel owners and operators must establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential aggregate liabilities under OPA and CERCLA. Evidence of financial responsibility may be demonstrated by showing proof of insurance, surety bonds, self-insurance or guarantees. We have obtained the necessary U.S. Coast Guard regulation and financial assurance certificates for each of our vessels currently in service and trading to the United States. Owners or operators of certain vessels operating in U.S. waters also must prepare and submit to the U.S. Coast Guard a response plan for each vessel, which plan, among other things, must address a “worst case” scenario environmental discharge and describe crew training and drills to address any discharge. Each of our vessels has the necessary response plans in place.

OPA and CERCLA do not prohibit individual states from imposing their own liability regimes with regard to oil pollution or hazardous substance incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Clean Water Act

The Clean Water Act, or CWA, establishes the basic structure for regulating discharges of pollutants into the waters of the United States and regulating quality standards for surface waters. Under the CWA, it is unlawful to discharge any pollutant from a point source into navigable waters without a permit. The U.S. Environmental Protection Agency, or the EPA, requires certain vessels to comply with a Vessel General Permit, or VGP, before the vessel can legally operate and discharge wastewaters, including ballast water, in U.S. waters. We have submitted appropriate filings to obtain coverage under the VGP.

The current “2013 VGP” became effective on December 19, 2013 and expires on December 19, 2018. In addition to the ballast water best management practices required under the prior VGP, the 2013 VGP contains numerical technology-based ballast water effluent limitations that apply to certain commercial vessels with ballast water tanks. For certain existing vessels, EPA has adopted a staggered implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry-docking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the 2013 VGP ballast water numerical effluent limitations. The CWA authorizes civil and criminal penalties for discharging pollutants without a permit, failure to meet any requirement of a permit, and also allows for citizen suits against violators. The CWA does not prohibit individual states from imposing more stringent conditions, which many states have done. We comply with the 2013 VGP, and we do not currently believe that the costs associated with complying with its obligations have had or will have a material impact on our operations or financial results.

In addition, the Act to Prevent Pollution from Ships, or APPS, implements various provisions of MARPOL and applies to larger foreign-flag ships when operating in U.S. waters. The regulatory mechanisms established in APPS to implement MARPOL are separate and distinct from the CWA and other federal environmental laws. Civil and criminal penalties may be assessed under APPS for non-compliance.

Additional Ballast Water Regulations

The United States National Invasive Species Act, or NISA, and the U.S. Coast Guard’s regulations enacted under NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, including a limit on the concentration of living organisms in ballast water discharged in such waters. Newbuilding vessels constructed after December 1, 2013 are required to have a ballast water treatment system installed, and existing vessels are required to have a ballast water treatment system installed on the first scheduled dry-dock after January 1, 2016. Individual vessel implementation schedules have been extended in cases where vessel owners have demonstrated that compliance is not technologically feasible. As there are no U.S. Coast Guard approved ballast water treatment systems, all vessels who apply for an extension receive one. The U.S. Coast Guard regulations also require vessels to maintain a ballast water management plan that is specific for that vessel and assigns responsibility to the master or appropriate official to understand and execute the ballast water management strategy for that vessel. Individual U.S. states have also enacted laws to address invasive species through ballast water and hull cleaning management and permitting requirements. For the vessels that will be subject to the requirements, under CWA or otherwise, the estimated cost to fit a ballast water treatment system ranges from approximately $0.4 million to $0.5 million for a Panamax size vessel and below, and from approximately $0.7 million to $0.8 million for a post-Panamax size.

Clean Air Act

The Clean Air Act, or the CAA, and its implementing regulations subjects our vessels to vapor control and recovery requirements when cleaning fuel tanks and conducting other operations in regulated port areas and to air emissions standards for our engines while operating in U.S. waters. The EPA has adopted standards that apply to certain engines installed on U.S. vessels and to marine diesel fuels produced and distributed in the United States. These standards, which are being implemented in two stages (effective in 2011 and 2016, respectively), are consistent with Annex VI of MARPOL and establish significant reductions for vessel emissions of particulate matter, sulfur oxides and nitrogen oxides.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and industrial areas. Several SIPs regulate emissions from degassing operations by requiring the installation of vapor control equipment on vessels. California has enacted regulations which apply to ocean-going vessels’ engines when operating within 24 miles of the California coast and require operators to use low sulfur fuels. California also approved regulations to reduce emissions from diesel auxiliary engines on certain ocean-going vessels while in California ports, including container ship fleets that make 25 or more annual visits to California ports. These federal and state requirements may increase our capital expenditures and operating costs while in applicable ports. As with other U.S. environmental laws, failure to comply with the Clean Air Act may subject us to enforcement action, including payment of civil or criminal penalties and citizen suits.

Canada

Canada has established a complex regulatory enforcement system under the jurisdiction of various ministries and departments for preventing and responding to a marine pollution incident. The principal statutes of this system prescribe measures to prevent pollution, mandate remediation of marine pollution, and create civil, administrative and quasi-criminal liabilities for those responsible for a marine pollution incident.

Canada Shipping Act, 2001

The Canada Shipping Act, 2001, or CSA 2001, is Canada’s primary legislation governing marine transport, pollution and safety. CSA 2001 applies to all vessels operating in Canadian waters and in the Exclusive Economic Zone of Canada. CSA 2001 requires ship-owners to have in place an arrangement with an approved pollution response organization. Vessels must carry a declaration, which identifies the vessel’s insurer and confirms that an arrangement with a response organization is in place. CSA 2001 also makes it a strict liability offense to discharge from a vessel a pollutant, including, among other things, oil. Vessels must have a shipboard oil pollution plan and implement the same in respect of an oil pollution incident. CSA 2001 provides the authorities with broad discretionary powers to enforce its requirements, and violations of CSA 2001 requirements can result in significant administrative and quasi-criminal penalties. CSA 2001 authorizes the detention of a vessel where there are reasonable grounds for believing that the vessel caused marine pollution or that an offense has been committed. Canada’s Department of Transport has also enacted regulations on ballast water management under CSA 2001. These regulations require the use of management practices, including mid-ocean ballast water exchange.

Canadian Environmental Protection Act, 1999

The Canadian Environmental Protection Act, or CEPA, regulates water pollution, including disposal at sea and the management of hazardous waste. CEPA prohibits the disposal or incineration of substances at sea except with a permit issued under CEPA, the importation or exportation of a substance for disposal at sea without a permit, and the loading on a ship of a substance for disposal at sea without a permit. Contravention of CEPA can result in administrative and quasi-criminal penalties, which may be increased if damage to the environment results and the person acted intentionally or recklessly. A vessel also may be seized or detained for contravention of CEPA’s prohibitions. Costs and expenses of measures taken to remedy a condition or mitigate damage resulting from an offense are also recoverable. CEPA establishes liability to the Canadian government authorities that incur costs related to restoration of the environment, or to the prevention or remedying of environmental damage, or an environmental emergency. Limited defenses are provided but generally do not cover violations arising from ordinary vessel operations.

Marine Liability Act

The Marine Liability Act, or MLA, is the principal legislation dealing with liability of ship-owners and operators in relation to passengers, cargo, pollution and property damage. The MLA implements various international maritime conventions and creates strict liability for a vessel owner for damages from oil pollution from a ship, as well as for the costs and expenses incurred for clean-up and preventive measures. Both governments and private parties can pursue vessel owners for damages sustained or incurred as a result of such an incident. Although the act does provide some limited defenses, they are generally not available for spills or pollution incidents arising out of the routine operation of a vessel. The act limits the overall liability of a vessel owner to amounts that are determined by the tonnage of the containership. The MLA also provides for the creation of a maritime lien over foreign vessels for unpaid invoices to ship suppliers operating in Canada.

Wildlife Protection

The Migratory Birds Convention Act, or MBCA, implements Canada’s obligations under a bilateral treaty between the United States and Great Britain (on behalf of Canada) designed to protect migrating birds that cross North American land and water areas. The MBCA prohibits the deposit of any substance that is harmful to migratory birds in any waters or area frequented by migratory birds. A foreign vessel involved in a violation may be detained within Canada’s Exclusive Economic Zone with the consent of the attorney general. The Fisheries Act prohibits serious harm to fish (which means causing the death of fish or the permanent alteration or destruction of fish habitat) or the deposit of a deleterious substance in waters frequented by fish. The owner of a deleterious substance, the person having control of the substance and the person causing the spill must report the spill and must take all reasonable measures to prevent or remedy adverse effects resulting from a spill. The Species at Risk Act protects endangered aquatic species and migratory birds and their designated critical habitat. Violations of these Acts can be committed by a person or a vessel and may result in significant administrative and quasi-criminal penalties.

British Columbia’s Environmental Management Act

British Columbia’s Environmental Management Act, or EMA, governs spills or releases of waste into the environment within the province in a manner or quantity that causes pollution. EMA imposes absolute, retroactive, joint and separate liability for remediation of a contaminated site. Provincial government authorities have powers to order remediation of contamination and any person, including, among others, the government, who incurs costs remediating contamination caused by others has a civil cause of action for cost recovery against the polluters. Significant administrative and quasi-criminal penalties can also be imposed under EMA if a person causes damage to the aquatic, ambient or terrestrial environment.

China

Pursuant to new regulations that became effective January 1, 2012, prior to our vessels entering any ports in the People’s Republic of China, or the PRC, we are required to enter into pollution clean-up agreements with pollution response companies approved by the PRC. Through a local agency arrangement, we have contracted with approved companies. These pollution clean-up agreements are not required if the vessel is only passing through PRC waters.

European Union Requirements

In waters of the European Union, or the EU, our vessels are subject to regulation EU-level directives implemented by the various nations through laws and regulations of these requirements. These laws and regulations prescribe measures, among others, to prevent pollution, protect the environment and support maritime safety. For instance, the EU has adopted directives that require member states to refuse access to their ports to certain sub-standard vessels, according to various factors, such as the vessel’s condition, flag, and number of previous detentions. Member states must, among other things, inspect minimum percentages of vessels using their ports annually (based on an inspection “share” of the relevant member state of the total number of inspections to be carried out within the EU and the Paris Memorandum of Understanding on Port State Control region), inspect all vessels which are due for a mandatory inspection (based, among other things, on their type, age, risk profile and the time of their last inspection) and carry out more frequent inspections of vessels with a high risk profile. If deficiencies are found that are clearly hazardous to safety, health or the environment, the state is required to detain the vessel or stop loading or unloading until the deficiencies are addressed. Member states are also required to implement their own separate systems of proportionate penalties for breaches of these standards.

Our vessels are also subject to inspection by appropriate classification societies. Classification societies typically establish and maintain standards for the construction and classification of vessels, supervise that construction is according to these standards, and carry out regular surveys of ships in service to ensure compliance with the standards. The EU has adopted directives that provide member states with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of classification societies that are negligent in their duties. The EU requires member states to monitor these organizations’ compliance with EU inspection requirements and to suspend any organization whose safety and pollution prevention performance becomes unsatisfactory.

The EU’s directive on the sulfur content of fuels restricts the maximum sulfur content of marine fuels used in vessels operating in EU member states’ territorial seas, exclusive economic zones and pollution control zones. The directive provides for more stringent rules on maximum sulfur content of marine fuels applicable in specific Sulfur Emission Control Areas, or SECAs, such as the Baltic Sea and the North Sea, including the English Channel. Further sea areas may be designated as SECAs in the future by the IMO in accordance with Annex VI of MARPOL. Under this directive, we may be required to make expenditures to comply with the sulfur fuel content limits in the marine fuel our vessels use in order to avoid delays or other obstructions to their operations, as well as any enforcement measures which may be imposed by the relevant member states for non-compliance with the provisions of the directive. We also may need to make other expenditures (such as expenditures related to washing or filtering exhaust gases) to comply with relevant sulfur oxide emissions levels. Recently, a new directive of the European Parliament and the European Council entered into force, which amends the existing one to bring the above requirements in line with Annex VI of MARPOL. It also makes certain of these requirements more stringent. These and other related requirements may require additional capital expenditures and increase our operating costs.

Another EU directive requires member states to cooperate to detect pollution discharges and impose criminal sanctions for certain pollution discharges committed intentionally, recklessly or by serious negligence and to initiate proceedings against ships at their next port of call following the discharge. Penalties may include fines and civil and criminal penalties.

The EU also authorizes member states to adopt the IMO’s Bunker Convention, discussed above, that imposes strict liability on shipowners for pollution damage caused by spills of oil carried as fuel in vessels’ bunkers and requires vessels of a certain size to maintain financial security to cover any liability for such damage. Most EU member states have ratified the Bunker Convention.

The EU has recently adopted a regulation which sets forth rules relating to vessel recycling and management of hazardous materials on vessels. The new regulation contains requirements for the recycling of vessels at approved recycling facilities that must meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The new regulation also contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation seeks to facilitate the ratification of the IMO Recycling Convention. The new regulation applies to vessels flying the flag of a member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials which complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation is to apply not earlier than December 31, 2015 and not later than December 31, 2018, although certain of its provisions will begin to apply from December 31, 2014 and certain others from December 31, 2020.

The EU is currently considering other proposals to further regulate vessel operations. The EU has adopted an Integrated Maritime Policy for the purposes of achieving a more coherent approach to maritime issues through coordination between different maritime sectors and integration of maritime policies. The Integrated Maritime Policy has sought to promote the sustainable development of the European maritime economy and to protect the marine environment through cross-sector and cross-border cooperation of maritime participants. The EU Commission’s proposals included, among other items, the development of environmentally sound end-of-life ship dismantling requirements, promotion of the use of shore-side electricity by ships at berth in EU ports to reduce air emissions, and consideration of options for EU legislation to reduce greenhouse gas emissions from maritime transport.

The EU, any individual country or other legitimate authority may adopt additional legislation or regulations applicable to us and our operations.

Other Greenhouse Gas Legislation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, became effective. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. More than 27 nations, including the United States, have entered into the Copenhagen Accord, which is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. The Paris Agreement was adopted in 2015. This agreement governs carbon dioxide reduction measures that go into effect in 2020 and seek to limit the global average temperature increase. International shipping was not included in this agreement.

The IMO, EU, Canada, the United States and other individual countries, states and provinces are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The EU recently adopted Regulation (EU) 2015/757, or the MRV Regulation, which concerns the monitoring, reporting and verification of carbon dioxide, or CO2, emissions from vessels. The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish catching or processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the EU as well as EU incoming and outgoing voyages. The first reporting period will commence on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, Canada, the United States or other individual jurisdictions where we operate, that restrict emissions of greenhouse gases from vessels, could require us to make significant capital expenditures and may materially increase our operating costs.

Other Regions

We may be subject to environmental and other regulations that have been or may become adopted in other regions of the world that may impose obligations on our vessels and may increase our costs to own and operate them. Compliance with these requirements may require significant expenditures on our part and may materially increase our operating costs.

Vessel Security Regulations

Since September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In November 2002, the Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, the United States Coast Guard has issued regulations requiring the implementation of certain security requirements aboard vessels operating in U.S. waters. Similarly, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security, which came into effect in July 2004. The new chapter imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to- shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures if such vessels have on board a valid International Ship Security Certificate, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our existing vessels have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Taxation of the Company

United States Taxation

The following is a discussion of the expected material U.S. federal income tax considerations applicable to us. This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us. No ruling has been requested from the Internal Revenue Service, or IRS, regarding any matter affecting us. The statements made herein may not be sustained by a court if contested by the IRS.

Taxation of Operating Income

We expect that substantially all of our gross income will be attributable to the transportation of cargo. For this purpose, gross income attributable to transportation, or Transportation Income, includes income from the use (or hiring or leasing for use) of a vessel to transport cargo and the performance of services directly related to the use of any vessel to transport cargo and, thus, includes time charter and bareboat charter income.

Fifty percent (50%) of Transportation Income attributable to transportation that either begins or ends, but that does not both begin and end, in the United States, or U.S. Source International Transportation Income, is considered to be derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States, or U.S. Source Domestic Transportation Income, is considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

We believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn any such income in future years. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of our U.S. Source International Transportation Income. Unless the exemption from tax under Section 883 of the Code, or the Section 883 Exemption, applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis and branch profits tax or the 4% gross basis tax, each of which is discussed below.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, or the Section 883 Regulations, it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (a) is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Income, or an Equivalent Exemption, (b) satisfies one of three ownership tests, or Ownership Test, described in the Section 883 Regulations and (c) meets certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy all substantiation, reporting and other requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income will be exempt from U.S. federal income taxation provided we satisfy the Ownership Test and provided we file a U.S. federal income tax return to claim the Section 883 Exemption. We believe that we currently should satisfy the Ownership Test because our Class A common shares, our Series C preferred shares, our Series D preferred shares and our Series E preferred shares are primarily and regularly traded on an established securities market in the United States (and are not treated as closely held) within the meaning of the Section 883 Regulations. We can give no assurance, however, that changes in the trading, ownership or value of our Class A common shares, our Series C preferred shares, our Series D preferred shares or our Series E preferred shares will permit us to continue to qualify for the Section 883 Exemption.

The Net Basis and Branch Profits Tax

If the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States, or Effectively Connected Income, if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States.

We believe that we do not have a fixed place of business in the United States. As a result, we believe that none of our U.S. Source International Transportation Income would be treated as Effectively Connected Income. While we do not expect to acquire a fixed place of business in the United States, there is no assurance that we will not have, or will not be treated as having, a fixed place of business in the United States in the future, which may, depending on the nature of our future operations, result in our U.S. Source International Transportation Income being treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35%) and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a 30% branch interest tax could be imposed on certain interest paid, or deemed paid, by us.

If we were to sell a vessel that has produced Effectively Connected Income, we generally would be subject to the net basis and branch profits taxes with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is not considered to occur in the United States under U.S. federal income tax principles.

The 4% Gross Basis Tax

If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we generally will be subject to a 4% U.S. federal income tax on our U.S. Source International Transportation Income without the benefit of deductions.

Canadian Taxation

Under the Income Tax Act (Canada), or the Canada Tax Act, a corporation that is resident in Canada is subject to tax in Canada on its worldwide income.

Our place of residence, under Canadian law, would generally be determined on the basis of where our central management and control are, in fact, exercised. It is not our current intention that our central management and control be exercised in Canada but, even if it were, there is a specific statutory exemption under the Canada Tax Act that provides that a corporation incorporated, or otherwise formed, under the laws of a country other than Canada will not be resident in Canada in a taxation year if its principal business in that year is “international shipping”, all or substantially all of its gross revenue for that year consists of gross revenue from “international shipping”, and it was not granted articles of continuance in Canada before the end of that year. International shipping is defined as the operation of ships that are owned or leased by an operator and that are used primarily in transporting passengers or goods in international traffic and includes the chartering of ships, provided that one or more persons related to the operator (if the operator and each such person is a corporation), or persons or partnerships affiliated with the operator (in any other case), has complete possession, control and command of the ship. The leasing of a ship by a lessor to a lessee that has complete possession, control and command of the ship is excluded from the international shipping definition, unless the lessor or a corporation, trust or partnership affiliated with the lessor has an eligible interest in the lessee.

The definition of “international shipping” was introduced following industry consultation, with the intent of providing shipping companies with flexibility in the manner in which they structure their intra-group chartering contracts. Based on our operations and our understanding of the foregoing intention of the definition of “international shipping”, we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canada Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada under the Canada Tax Act. However, if we were or become resident in Canada, we would be or become subject under the Canada Tax Act to Canadian income tax on our worldwide income and our non-Canadian resident shareholders would be or become subject to Canadian withholding tax on dividends paid in respect of our shares.

Generally, a corporation that is not resident in Canada will be taxable in Canada on income it earns from carrying on a business in Canada and on gains from the disposition of property used in a business carried on in Canada. However, there are specific statutory exemptions under the Canada Tax Act that provide that income earned in Canada by a non-resident corporation from international shipping, and gains realized from the disposition of ships used principally in international traffic, are not included in the non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. A Canadian resident corporation that carries on an international shipping business, as described in the previous sentence, in the Republic of the Marshall Islands is exempt from income tax under the current laws of the Republic of the Marshall Islands.

Subject to the below assumption, we expect that we will qualify for these statutory exemptions under the Canada Tax Act. Based on our operations, we do not believe that we are, nor do we expect to be, carrying on a business in Canada for purposes of the Canada Tax Act other than a business that would provide us with these statutory exemptions from Canadian income tax. The foregoing is based upon the assumption that we are a resident of the Republic of the Marshall Islands. These statutory exemptions are contingent upon reciprocal treatment being provided under the laws of the Republic of the Marshall Islands. If in the future as a non-resident of Canada, we are carrying on a business in Canada that is not exempt from Canadian income tax, or these statutory exemptions are not accessible due to changes in the laws of the Republic of the Marshall Islands or otherwise, we would be subject to Canadian income tax on our non-exempt income earned in Canada which could reduce our earnings available for distribution to shareholders.

Certain of our subsidiaries are residents of Canada for purposes of the Canada Tax Act. These subsidiaries are subject to Canadian tax on their worldwide income, and we will be subject to Canadian withholding tax on dividends we will receive from those subsidiaries. Based on the nature and extent of the operations of these subsidiaries, we do not expect the amount of Canadian income and withholding tax to be significant in relation to our earnings.

MANAGEMENT

Directors and Officers

The following table provides information about our directors, executive officers and key employees.

NAME	AGE	POSITION
Kyle R. Washington	46	Co-Chairman of the board of directors and Co-Founder
Gerry Wang	54	Chief Executive Officer, Co-Chairman of the board of directors and Co-Founder
Peter Curtis	57	Chief Operating Officer
David Spivak	48	Chief Financial Officer
Mark Chu	48	General Counsel and Vice President, Corporate Development
John C. Hsu	52	Director
Harald H. Ludwig	61	Director
David Lyall	59	Director
Nicholas Pitts-Tucker	65	Director
Graham Porter	46	Director and Co-Founder
Peter S. Shaerf	61	Deputy Chair of the board of directors

Kyle R. Washington.     Kyle R. Washington was appointed as chairman of the board in May 2005 and in February 2011 became co-chairman with Gerry Wang. From 2005 to 2011 he served as chairman of Seaspan Marine Services Ltd., or SMSL, and certain of its operating subsidiaries. From 1998 to 2006, Mr. Washington was a director and executive chairman of Seaspan ULC (formerly Washington Marine Group), a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. From 2007 to 2010, Mr. Washington was a general partner in CopperLion Capital, a private equity fund. In 2009, Mr. Washington returned as a director and executive chairman of Seaspan ULC and was appointed as a director of Envirocon, Inc., Modern Machinery Co., Inc., Montana Rail Link, Inc., Montana Resources, Inc. and Southern Railway of British Columbia, Ltd., all of which are within a group of companies owned by Mr. Washington’s family. Mr. Washington was an ambassador to the 2010 Winter Olympics in Vancouver and is an active supporter of many charitable organizations. He is a graduate of the University of Montana with a degree in business administration.

Gerry Wang.     Gerry Wang was appointed as our chief executive officer and elected as a director in May 2005, and as co-chairman of our board of directors in February 2011. Mr. Wang joined the Offshore Division of Seaspan Marine Corporation in early 1990. Mr. Wang was appointed as a director of SMSL in August 2005 and also serves as a director and officer of certain of SMSL’s operating subsidiaries. In 2011, he was elected as lead director of MagIndustries Corp. and as the chairman of the board of managers of GCI. He retired from MagIndustries Corp. in June 2015. From 1986 to 1989, Mr. Wang was the business manager for China Merchants Group in Hong Kong. He graduated from Shanghai Maritime University with a Bachelor’s degree in Navigation, and he earned a Master’s degree in International Economics under the sponsorship program of the United Nations Economic and Social Council Asia Pacific. He also obtained his Master of Science in Business Administration degree from the University of British Columbia in Vancouver, B.C., Canada.

Peter Curtis.     Peter Curtis was appointed as our chief operating officer in February 2012. He is responsible for ship building programs, overall operations and commercial management of the vessels managed by us, including our vessels. From 2001 to 2012, Mr. Curtis was vice president of SSML. From 1981 to 1989, Mr. Curtis served in the South African Navy, where he attained the rank of Lt. Commander in charge of the submarine maintenance facility and design office. From 1989 to 1991, he was an associate with a firm of engineering consultants in Cape Town, working on offshore and naval architectural projects, such as offshore oil and gas as well as other marine projects. From 1991 to 1999, Mr. Curtis was with Safmarine Container Lines, where he was responsible for the operations of a mixed fleet of containerships, handy-size and cape-size bulkcarriers and also oversaw a number of new building programs. Prior to joining SSML in 2001, Mr. Curtis was based in Cyprus for two years with Columbia Ship Management as technical director. Mr. Curtis has served on the board of directors of The North England P&I Association

Ltd. since 2012. In 1981, he obtained a Bachelor of Science degree in. Mechanical Engineering degree at Natal University in Durban, South Africa. Mr. Curtis also obtained his Master’s degree in Naval Architecture from University College in London, England and his Bachelor of Science in business from Stellenbosch University in South Africa.

David Spivak.    David Spivak was appointed as our chief financial officer in May 2016. From 2013 to 2016, Mr. Spivak was President and Founder of Brockstreet Consulting, where he advised companies on corporate finance matters. From 1995 to 2012, Mr. Spivak worked at Citigroup, serving in various roles, including as a Managing Director in the Investment Banking and Equity Capital Markets Groups, as well as the Canadian Head of Global Capital Structuring and Chief Operating Officer of Citigroup Global Markets Canada. From 2005 to 2009, he was based in New York and led Citigroup’s equity capital markets business in the aircraft leasing, maritime and SPAC sectors. Prior to joining Citigroup, Mr. Spivak worked at Coopers & Lybrand in their Financial Advisory Services Group. Mr. Spivak holds a Bachelor of Commerce (Honours) degree with Distinction from the University of Manitoba and an MBA with High Honors from the University of Chicago. He is a Certified Public Accountant (inactive) and currently serves as a Director of Höegh LNG Partners LP.

Mark Chu.    Mark Chu was appointed as our general counsel in March 2012, secretary in July 2013 and vice president, corporate development in September 2015. From 2009 to 2012, Mr. Chu was a partner in the law firm Farris, Vaughan, Wills & Murphy LLP. From 2004 to 2009 he was a tax partner at KPMG LLP. His practice encompassed all areas of Canadian taxation, including mergers and acquisitions, financings, initial public offerings, corporate reorganizations and dispute resolution. Mr. Chu is a chartered professional accountant, initially admitted as a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants in 1993, and a barrister and solicitor, called to the British Columbia bar in 1997. Mr. Chu obtained his business and law degrees from the University of British Columbia.

John C. Hsu.    John C. Hsu was appointed as a director in April 2008 and is chair of the compensation committee. Mr. Hsu’s family has been in the business of owning and operating bulkers, tankers, and specialized ships for generations through entities such as Sincere Navigation Corp. (Taiwan-listed) and Oak Maritime, Inc., for which he currently serves as a director. Since 1993, Mr. Hsu has been responsible for managing the Hsu family’s investment portfolio, consisting of publicly-listed securities, hedge funds, and private equity investments with their family office, OSS Capital. Also, he is currently a director of Isola Capital, based in Hong Kong, which manages direct investments in Asian private equity. From 2008 to 2012, he was chairman of a Taiwanese private company, TSSI Inc. (a surveillance IC solutions provider). From 2003 to 2010, Mr. Hsu was partner of Ajia Partners, one of Asia’s largest privately-owned alternative investment firms. From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund in U.S.-listed technology companies. Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Masters of Business Administration degree from Columbia University, and is fluent in Japanese and Mandarin.

Harald H. Ludwig.    Harald H. Ludwig has served as a director since August 2012 and is a member of the governance and conflicts committee. Mr. Ludwig has over 30 years of extensive business and investment experience, including as president of Macluan Capital Corporation (a diversified private equity investment company), as a director and former co-chairman of Lions Gate Entertainment Corp., and as a director of West Fraser Timber Co. Ltd. Mr. Ludwig is also a founding partner or private equity investor in a number of North American and international private equity firms, hedge funds, mezzanine lenders, growth capital providers, distressed investment firms and real estate investment vehicles. He is a member of the Advisory Board of Tennenbaum Capital Partners, LLC and a governor of the British Columbia Children’s Hospital Foundation. Mr. Ludwig graduated from Simon Fraser University and holds an L.L.B. from Osgoode Hall Law School.

David Lyall.    David Lyall has served as a director since May 2012 and is a member of the governance and conflicts committee. Mr. Lyall has more than 30 years of experience in the financial services industry and is currently the vice-chairman, a member of the board of directors and head of institutional sales at Haywood Securities Inc. Mr. Lyall began his career in 1979 as an investment advisor in Vancouver, British Columbia. From 1983 to 1998, he was vice-president and director in the institutional sales department at First Marathon Securities in Vancouver and was part of a team that developed First Marathon’s institutional sales department for Canada and the United States. In 1998, Mr. Lyall joined Haywood Securities Inc., a 100% employee-owned investment dealer with more than 300 employees in its Canadian offices in Vancouver, Calgary and Toronto, Canada, as well as in London, England. Haywood Securities Inc. is a member of the Toronto Stock Exchange, the TSX Venture Exchange, the Montreal Exchange, the Canadian National Stock Exchange, the Canadian Investor Protection Fund, and the Investment Industry Regulatory Organization of Canada. Haywood Securities has over $5 billion in assets under administration. Mr. Lyall graduated with a Bachelor of Arts degree from the University of British Columbia in 1977.

Nicholas Pitts-Tucker.    Nicholas Pitts-Tucker was appointed as a director in April 2010 and is chair of the audit committee and a member of the compensation committee and the governance and conflicts committee. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on project shipping and aviation finance in Asia, Europe and the Middle East. He also served on the board as an executive director of Sumitomo Masuí Banking Corporation Europe Limited, or SMBC Europe, and of Sumitomo Mitsui Banking Corporation in Japan, or SMBC Japan. He retired from SMBC Europe and SMBC Japan in April 2010, and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange, and is a member of the audit committee. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. In August 2013, Mr. Pitts-Tucker was appointed as Governor of the University of Northampton (a leading university for the study of social enterprise in the United Kingdom). Mr. Pitts-Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Graham Porter.    Graham Porter was elected as a director in April 2010. Mr. Porter has also served as a director of SMSL and certain of its operating subsidiaries since August 2005, and served as an executive officer of such entities prior to our acquisition of SMSL in January 2012. In 2000, Mr. Porter was part of the senior management and equity team to form Seaspan Container Lines Ltd., established to own and operate deep-sea container vessels. Mr. Porter is chairman of Tiger Group, a Cayman Islands investment firm which, through affiliates, holds shares in us and in other shipping ventures. He graduated with a degree in business, major in transportation and logistics and minor in accounting, from the University of British Columbia in Vancouver, British Columbia. Mr. Porter resides in Hong Kong.

Peter S. Shaerf.    Peter S. Shaerf was elected as a director in August 2005 and is chair of the governance and conflicts committee. He is also a member of the audit committee and the compensation committee and, since February 2011, has served as deputy chair of our board of directors. Since 2002, Mr. Shaerf has been a Managing Director and partner at AMA Capital Partners, an investment bank and private equity firm specializing in the maritime industry. From 1998 until April 2002, Mr. Shaerf was a managing director of Poseidon Capital Corp., an independent maritime consulting and investment company that works extensively in the investment community. From 1980 to 2002, he was a partner of The Commonwealth Group, a brokerage and consulting company that specialized in the dry cargo and container markets. From 1977 to 1980, he was a director of Common Brothers U.S.A. Ltd., a shipbroking subsidiary of a British shipowner of dry cargo and tanker tonnage. He has served as a director of four publicly listed shipping companies. Currently Mr. Shaerf is a director of Interlink Maritime Corp., a Bermuda based owner of handysize bulkcarriers, and of Ocean Protection Services, a United Kingdom based maritime security company. He is the chairman emeritus and past chairman of New York Maritime Inc. (NYMAR), a leading global trade association that promotes New York as a maritime center, he is a member of the American Bureau of Shipping and a member of the finance subcommittee of the U.S. government sponsored Marine National Advisory Council. Mr. Shaerf holds a Bachelor of Arts degree in international business law from the London Metropolitan University.

Board Practices

General

Our board of directors currently consists of eight members. Each member is elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified. The co-chairmen of our board of directors are Gerry Wang and Kyle R. Washington. The deputy chairman of our board of directors is Peter S. Shaerf.

Our board of directors has determined that each of the current members of the board of directors, other than Kyle R. Washington, Gerry Wang and Graham Porter, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is, therefore, independent from management.

Committees

The board of directors has the following three committees: audit committee, compensation committee, and governance and conflicts committee. The membership of these committees and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by our board of directors. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

Our audit committee is composed entirely of directors who currently satisfy applicable NYSE and SEC audit committee independence standards. Our audit committee members are Nicholas Pitts-Tucker (chair), John C. Hsu and Peter S. Shaerf. All members of the committee are financially literate, and the board of directors has determined that Nicholas Pitts-Tucker qualifies as a financial expert. The audit committee assists the board of directors in fulfilling its responsibilities for general oversight of: (a) the integrity of our consolidated financial statements; (b) our compliance with legal and regulatory requirements; (c) the independent auditors’ qualifications and independence; and (d) the performance of our internal audit function and independent auditors.

Our compensation committee is composed entirely of directors who satisfy applicable NYSE independence standards. Our compensation and governance committee members are John C. Hsu (chair), Nicholas Pitts-Tucker and Peter S. Shaerf. The compensation committee: (a) reviews, evaluates and approves our agreements, plans, policies and programs to compensate our officers and directors; (b) produces a report on executive compensation which is included in our proxy statement; (c) otherwise discharges the board of directors’ responsibilities relating to the compensation of our officers and directors; and (d) performs such other functions as the board of directors may assign to the committee from time to time.

Our governance and conflicts committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our governance and conflicts committee members are Peter S. Shaerf (chair), Harald H. Ludwig, David Lyall and Nicholas Pitts-Tucker. The governance and conflicts committee (a) assists the board of directors with corporate governance practices, evaluating director independence and periodic performance evaluations of the members of the board of directors and each committee, and (b) reviews and approves transactions between us and our directors, our officers and other related parties for potential conflicts of interest on an ongoing basis.

Exemptions from NYSE Corporate Governance Rules

As a “foreign private issuer,” we are exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards. The significant way in which our corporate governance practices differ from those followed by U.S. domestic companies is that in lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the board of directors approves such adoption.

U.S. domestic companies are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Although these rules do not apply to us as a foreign private issuer, we have a compensation committee and a governance and conflicts committee that consist of three and four directors, respectively, all of whom currently satisfy NYSE standards for independence for domestic companies. The board of directors does not have an independent nominating committee, but instead performs the nominating function

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

From time to time we have entered into agreements and have consummated transactions with certain related parties. These related party agreements include agreements relating to: the provision of services by our directors and executive officers; the sale and purchase of our common and preferred equity securities; and our investment in GCI. We may enter into related party transactions from time to time in the future. We have a governance and conflicts committee, comprised entirely of independent directors, which must approve all proposed material related party transactions. For additional information about our transactions or arrangements with our directors, officers and other related parties, please read “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2015.

Certain Relationships and Transactions

Gerry Wang, our chief executive officer, co-founder and co-chairman of our board of directors, also provides services to GCI, GC Industrial (which is owned by affiliates of The Carlyle Group and the Tiger Member), and the Tiger Member and, as of June 2015, has an indirect interest in the Tiger Member. In addition, Mr. Wang serves as chairman of the board of managers of GCI and is a voting member of the Transaction Committee of GCI. Please read “– Our Investment in Carlyle Containership-Focused Investment Vehicle.”

Kyle R. Washington, co-founder and co-chairman of our board of directors, is the son of Dennis R. Washington, who controls entities that together represent our largest shareholder. The Washington Member has an interest in GCI and an indirect economic interest in certain incentive distributions received by GC Industrial from GCI, and GCI has granted the Washington Member a right of first refusal on containership investment opportunities. Mr. Washington serves on the board of GCI as the representative of the Washington Member and is a non-voting member of the Transaction Committee of GCI.

Graham Porter is one of our directors. An affiliated entity of Mr. Porter is a co-owner of the Tiger Member, which provides certain commercial management services with respect to the vessel investments made by GCI. Please read “– Our Investment in Carlyle Containership-Focused Investment Vehicle – Services Agreements.” Mr. Porter has an indirect economic interest in certain incentive distributions received by GC Industrial from GCI. Please read “Summary – Recent Developments – Potential Acquisition of Greater China Intermodal Investments LLC.” Mr. Porter also serves on the board of managers of GCI and is a voting member of the Transaction Committee of GCI. In addition, Mr. Porter controls certain entities which have provided and will provide certain financial services to us. Please read “– Financial Services Agreement.”

Major Shareholder

As of March 31, 2016, entities controlled by or affiliated with Dennis R. Washington or his sons Kyle R. Washington (our co-chairman) and Kevin L. Washington beneficially owned in the aggregate approximately 52.2% of our outstanding Class A common shares. As of March 31, 2016, other shareholders unaffiliated with the Washingtons also individually beneficially owned securities representing over 5% of our total voting power on a fully-diluted basis.

Our Investment in Carlyle Containership-Focused Investment Vehicle

Purpose and Members

Formed in March 2011, GCI invests primarily in newbuilding and secondhand maritime containership assets that are primarily strategic to Greater China. The members of GCI are (a) Seaspan Investment I Ltd., a subsidiary of us, or the Seaspan Member, (b) the Washington Member, (c) the Tiger Member and (d) GC Industrial. GCI’s fleet of 22 containerships is comprised primarily of modern large and ultra-large vessels, including 15 on-the-water and seven newbuildings with delivery dates scheduled through the end of 2017.

Capital Commitments

GC Industrial, the Seaspan Member and the Washington Member have agreed to make aggregate capital commitments of up to $900.0 million in GCI. GC Industrial has committed up to $775.0 million ($750.0 million of which is a commitment from the Carlyle affiliate members of GC Industrial and $25.0 million of which is a commitment from the Tiger Member), the Washington Member has committed up to $25.0 million and the Seaspan Member has committed up to $100.0 million. The Tiger Member will contribute services to GCI, and 50% of the fees for such services will be paid to the Tiger Member in the form of an equity interest in GCI.

GC Industrial’s capital commitment will be reduced to the extent it separately invests in non-containership assets, in which case the capital commitments of other members would be proportionately reduced. We currently have an ownership interest in GCI of approximately 10.7%. As of March 31, 2016, our investment in GCI totaled approximately $45.9 million.

Distributions

GCI’s available cash is distributed as and when determined by GCI’s board of managers. Distributions will be made first proportionately to the members to return their respective capital contributions and then proportionately to the members until a cumulative compounded rate of return of 12% has been generated on all member capital contributions. Further distributions will be divided between the members, pro rata in accordance with their respective percentage interests, and GC Industrial, which is entitled to incentive distributions ranging from 20% to 30% depending on the amount of the distributions.

Mr. Wang and Mr. Porter hold economic interests in the Tiger Member, which is a member of GC Industrial. Accordingly, they have indirect economic interests in any incentive distributions received by GC Industrial from GCI. The Washington Member has an indirect interest in the Tiger Member, and, accordingly, has an indirect economic interest in any incentive distributions received by GC Industrial from GCI.

Governance

GCI is governed by a board of managers initially consisting of up to nine members. GC Industrial has the right to designate five members, the Tiger Member has the right to designate two members, who are Gerry Wang and Graham Porter, and the Washington Member and the Seaspan Member each have the right to designate one member. Our chief executive officer and co-chairman of our board of directors, Mr. Wang, and our director, Mr. Porter, each provide services to GCI and GC Industrial and pursue investment opportunities for GCI and GC Industrial.

GCI has a Transaction Committee, which is primarily responsible for approving the purchase, newbuild contracting, chartering, financing and technical management of new and existing investments. The voting members of the Transaction Committee are Mr. Wang, Mr. Porter and two GC Industrial designees. Our co-chairman and the Washington Member designee on GCI’s board of managers, Kyle R. Washington, is a non-voting member of the Transaction Committee. The Seaspan Member does not have a designee on the Transaction Committee, although Mr. Washington provides to us certain Transaction Committee materials, subject to a confidentiality agreement.

Services Agreements

We, the Tiger Member and Carlyle have each agreed to provide certain services to GC Intermodal Operating Company, a subsidiary of GCI. Pursuant to a management agreement, we provide technical and commercial management services with respect to the vessel investments made by GCI for a daily fee of $750 per vessel once a vessel begins operation, as well as construction supervision fees ranging from $550,000 to $650,000 per newbuilding vessel, depending on the size of the vessel. The Tiger Member provides GCI with financial and strategic advisory services pursuant to a management agreement. The

Tiger Member generally is entitled to (a) charter fees equal to 1.0% of the monthly gross charter revenue from GCI vessels, (b) transaction fees equal to 0.80% of the purchase or sales price of vessel or newbuilding contracts, payable upon delivery of the vessel and (c) financing fees equal to 0.40% of the aggregate amount of debt or lease financing provided by non-Greater China banks or financial institutions and 0.80% for debt or financing provided by Greater China banks or financial institutions. Carlyle is entitled to transaction, financing and management fees pursuant to a consulting agreement.

Drag-Along Rights

GC Industrial has customary “drag-along” rights, which will permit it to require other GCI members to join in on sales by GCI Industrial to a third party of a majority of GCI interests. In this case, each member will be required to transfer a percentage of its interest based on the members respective interests in GCI, on terms no less favorable than those offered to GC Industrial. The aggregate purchase price payable in connection with such sale will be allocated among the selling members as if the proceeds were distributed as described above in “– Distributions.”

Rights of First Refusal

Our right of first refusal arrangement with GCI, or the ROFR, expired on March 31, 2016. The ROFR was established in March 2011 and provided for the allocation of certain containership newbuilding and acquisition opportunities between us and GCI. Following expiration of the ROFR, there are no binding arrangements between us and GCI relating to any such future containership opportunities.

Related Party Loans

Please see note 3 to our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2015 for a description of loans to affiliates.

Employment Agreement with Gerry Wang

On May 16, 2016, we entered into an employment agreement, or the Employment Agreement, with Gerry Wang to replace the existing employment agreement, dated December 7, 2012. Pursuant to the Employment Agreement, Mr. Wang has agreed to continue to serve as our chief executive officer and co-chairman through May 31, 2021. The Employment Agreement provides that Mr. Wang will receive an annual base salary of $1.2 million in cash, an annual target performance bonus of $1.2 million, payable in cash or in our Class A common shares, at Mr. Wang’s discretion, and an annual cash housing allowance of $250,000. In addition, Mr. Wang generally will receive transaction fees equal to 1.25% of the aggregate consideration under any binding agreement we enter into to construct, sell or acquire a vessel (or vessel-owning businesses). The transaction fees will be paid to Mr. Wang either in cash or, at our discretion, a combination of cash and up to 50% in shares of our Class A common stock. During the years ended December 31, 2013, 2014 and 2015, we paid aggregate transaction fees of $3.5 million, $7.3 million and $9.5 million, respectively, to Mr. Wang under his prior employment agreement. If (a) there is a Change of Control (as defined in the Employment Agreement) of us and (b) Mr. Wang thereafter is terminated by us other than for “Just Cause” or if he terminates with or without “Good Reason” (as each term is defined in the Employment Agreement), Mr. Wang will be entitled to certain transaction fees for transactions entered into by us after his termination. If we terminate Mr. Wang’s employment for “Just Cause” or if Mr. Wang terminates his employment without “Good Reason,” he will forfeit a portion of any earned but unpaid transaction fees.

The initial term of the Employment Agreement expires on May 31, 2021, unless terminated earlier by the parties as permitted by the Employment Agreement. If we terminate Mr. Wang’s employment other than for “Just Cause” or if Mr. Wang terminates his employment for “Good Reason,” we will pay Mr. Wang severance equal to three times the aggregate amount of his annual base salary, target performance bonus and housing allowance. Payments will be made in equal installments over 12 months.

In connection with the Employment Agreement, on May 20, 2016 we granted to Mr. Wang awards of restricted stock units, or RSUs, with an aggregate grant date fair value of $8.04 million, and performance stock units, or PSUs, also with an aggregate grant date fair value of $8.04 million, in each case related to the contemplated full five-year employment period discussed below.

The RSUs will vest and become exercisable in five equal tranches on May 31 of each of the next five years, commencing on May 31, 2017, subject to Mr. Wang’s continued employment with us. The number of Class A common shares underlying the RSU grant was determined by dividing (i) the total value of the RSU grant by (ii) the closing stock price on the grant date of $16.76. Upon (a) any Change in Control (as defined in the Employment Agreement) or (b) a termination of Mr. Wang’s employment by us other than for Just Cause, by Mr. Wang for Good Reason or due to Death or Disability (as such terms are defined in the Employment Agreement), all unvested RSUs will vest and become payable. Upon a termination of Mr. Wang’s employment by us for Just Cause or by Mr. Wang without Good Reason, all unvested RSUs will be forfeited.

The PSUs will consist of five tranches of equal value, with the number of Class A common shares underlying each tranche being determined by dividing (i) the value of the tranche by (ii) the fair value of a unit in the tranche on the grant date. Each tranche will vest when both its time and performance vesting hurdles are met. Time vesting will occur for a given tranche of PSUs if Mr. Wang is employed with us on May 31 of a particular year over each of the next five years, commencing on May 31, 2017. Performance vesting will occur for a given tranche of PSUs if the fair market value of a Class A common share equals or exceeds the applicable performance vesting share price for such tranche for any 20 consecutive trading days on or before May 31, 2021. The performance vesting share price for a tranche is set at a particular percentage above the closing stock price of a Class A common share on the grant date. The vesting hurdles for the five tranches of PSUs are set forth in the following table.

	Performance Vesting
Tranche	Vesting Price per Share	% of Closing Common Share Price of $16.76 on the Grant Date	Time Vesting (continued employment)
1	$17.60	105.00%	May 31, 2017
2	$18.48	110.25%	May 31, 2018
3	$19.40	115.76%	May 31, 2019
4	$20.37	121.55%	May 31, 2020
5	$21.39	127.63%	May 31, 2021

Mr. Wang will be permitted to pursue certain containership investment or business opportunities if, after he communicates any such opportunity to our board of directors, we decline to pursue such opportunity or do not timely complete such investment or acquisition or enter into a definitive agreement relating to the opportunity. Mr. Wang has agreed to maintain beneficial ownership of shares of our Class A common stock owned by him and by certain of his family members and affiliates during the term of the Employment Agreement in an amount equal to the greater of (a) 1.5% of our current outstanding common shares and (b) that number of shares having a value equal to 6 times his base salary. We have agreed to register with the SEC the estimated maximum number of our shares that may be earned by Mr. Wang under the Employment Agreement.

Financial Services Agreement

On May 16, 2016, we entered into a financial services agreement, or the Financial Services Agreement, with SFSL, an entity owned and controlled by our director Mr. Porter, to replace the financial services agreement dated March 14, 2011, between us and Tiger Ventures Limited, an entity also owned and controlled by Mr. Porter. Under the Financial Services Agreement, SFSL will provide us with certain strategic services, including negotiating and procuring pre-delivery and post-delivery financing or refinancing for the construction of new vessels or the acquisition of used vessels.

SFSL generally will receive fees of 0.60% or 0.80% of the aggregate principal amount of any debt or lease financing provided to us, depending upon the nature of the financing. The audit committee of our board of directors may approve financing fees of up to 1.25% of the aggregate principal amount of debt or lease financings if it determines that the financing is a significant innovation which improves our capital structure or lowers our weighted average cost of capital. SFSL is entitled to financing fees whether or not it proposes or initiates the debt or lease financings. Public offerings and certain private placements of debt securities are excluded from the transactions subject to the Financial Services Agreement.

Financing fees will be paid to SFSL either in cash or, at our discretion, a combination of cash and up to 50% in shares of our Class A common stock. A portion of such shares will be subject to a four-year lock-up agreement. The Financial Services Agreement will expire on May 31, 2021 unless terminated earlier by either party in accordance with the terms of the agreement. We may terminate the agreement at any time upon providing SFSL advance notice. If we terminate the agreement other than (a) because Graham Porter no longer controls SFSL or (b) due to a breach by or insolvency event involving SFSL, we must pay to SFSL a cash termination payment of $6.25 million.

Under the terms of the Financial Services Agreement, SFSL will present to our board of directors for consideration certain containership investment or other containership business opportunities known to SFSL and which opportunities are consistent with our business. SFSL will be permitted to pursue any of these opportunities if we decline to pursue such opportunity or do not timely complete such investment or acquisition or enter into a definitive agreement relating to the opportunity. We have agreed to register with the SEC the shares SFSL earns under the Financial Services Agreement.

During the years ended December 31, 2013, 2014 and 2015, we paid aggregate arrangement fees of $6.6 million, $4.5 million and $8.6 million, respectively, to affiliates of Mr. Porter under a prior financial services agreement.

Registration Rights Agreements

In connection with each of our initial public offering, our 2009 issuance of Series A preferred shares, our investment in GCI, our acquisition of SMSL in 2012, the Employment Agreement, the Financial Services Agreement and the Series F preferred share private placement, we entered into one or more registration rights agreements pursuant to which we agreed to file, subject to the terms and conditions of the applicable registration rights agreements, a registration statement under the Securities Act of 1933, as amended, or the Securities Act, and applicable state securities laws, covering common shares issued and/or issuable pursuant to the relevant transaction. Entities affiliated with Dennis R. Washington, his son Kyle R. Washington, the co-chairman of our board of directors, and Graham Porter, one of our directors, as well as Gerry Wang, our chief executive officer and co-chairman, are parties to one or more of these agreements. Certain of the registration rights agreements give the counterparties piggyback registration rights allowing them to participate in offerings by us to the extent that their participation does not interfere or impede with our offering. In each case, we are obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts and commissions.

DESCRIPTION OF CAPITAL STOCK

The following is a description of certain material terms of our Articles of Incorporation. For additional information, we refer you to our Articles of Incorporation, which are incorporated by reference into this prospectus.

Under our articles of incorporation, our authorized shares consist of 200,000,000 Class A common shares, par value $0.01 per share, 25,000,000 Class B common shares, par value $0.01 per share, 100 Class C common shares, par value $0.01 per share, and 150,000,000 shares of preferred shares, par value $0.01 per share. As of May 15, 2016, no Series A preferred shares, no Series B preferred shares, 13,321,774 Series C preferred shares, 4,981,029 Series D preferred shares, 5,370,600 Series E preferred shares, no Series R preferred shares, 98,433,074 Class A common shares, no Class B common shares and no Class C common shares were issued and outstanding. We issued 5,600,000 of our Series F preferred shares on May 17, 2016.

Common Stock

Our Class A common shares are our only outstanding class of common shares.

Dividends

Under our articles of incorporation, our Class A common shareholders may receive quarterly dividends. Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends will depend upon our financial condition, our operations, our cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The Marshall Islands Business Corporations Act generally prohibits the payment of dividends other than from paid-in capital in excess of par value and our earnings or while we are insolvent or would be rendered insolvent on paying the dividend.

Our board of directors has adopted a progressive dividend policy aimed at increasing our dividends in a manner that preserves our long-term financial strength and our ability to expand our fleet. This policy is intended to increase dividends paid to holders of our Class A common shares, while continuing to permit us to pursue our growth strategy. It is our goal to increase our dividend through accretive acquisitions of additional vessels; however, there can be no assurance that we will be successful in meeting our goal.

Voting

The Class A common shares each have one vote. A majority of the Class A common shares constitutes a quorum at meetings of the shareholders.

Preferred Stock

Our articles of incorporation authorize our board of directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including, among other things:

•	the designation of the series;

•	the number of shares in the series;

•	the dividend terms and conditions of the series;

•	any redemption rights of, or sinking fund for, the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into any other security of our company or any other corporation, and, if so, the terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Our outstanding series of preferred stock are described below.

Series C Preferred Shares

In January 2011, we issued 10,000,000 of our 9.50% Series C Cumulative Redeemable Perpetual Preferred Shares. In May 2011, we issued an additional 4,000,000 Series C preferred shares. We currently have outstanding 13,321,774 Series C preferred shares. We intend to use approximately $85 million of the net proceeds of this offering and the concurrent sale to redeem a portion of our remaining outstanding Series C preferred shares. Please read “Use of Proceeds.” We have also announced that, prior to and in addition to such redemption, we will exercise our right to redeem 5.6 million Series C preferred shares, with such redemption scheduled to occur on June 7, 2016. The 5.6 million Series C preferred shares to be redeemed represent approximately 42% of the outstanding Series C preferred shares. The Series C preferred shares will be redeemed at the cash redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends from April 30, 2016 to the applicable redemption date. We intend to use net proceeds from our recent issuance of 5.6 million Series F Preferred Shares and available cash to fund the June 7, 2016 redemption.

The initial liquidation preference of the Series C preferred shares is $25 per share, subject to adjustment. The shares are redeemable by us at any time on or after January 30, 2016. The shares carry an annual dividend rate of 9.5% per $25 of liquidation preference per share, subject to significant increases if (a) we fail to comply with certain covenants, (b) we experience certain defaults under any of our credit facilities, (c) four quarterly dividends payable on the Series C preferred shares are in arrears or (d) the Series C preferred shares are not redeemed in whole by January 30, 2017. The Series C preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series D, Series E and Series F preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series C preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series D, Series E and Series F preferred shares. Upon any liquidation or dissolution of us, holders of the Series C preferred shares will generally be entitled to receive the cash value of the liquidation preference of the Series C preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares. The Series C preferred shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights.

Series D Preferred Shares

In December 2012, we issued 3,105,000 of our 7.95% Series D Cumulative Redeemable Perpetual Preferred Shares. In November 2013, we issued an additional 2,000,000 Series D preferred shares. The liquidation preference of the Series D preferred shares is $25 per share. The shares are redeemable by us at any time on or after January 30, 2018. The shares carry an annual dividend rate of 7.95% per $25 of liquidation preference per share. The Series D preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series C, Series E and Series F preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series D preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series C, Series E and Series F preferred shares. Upon any liquidation or dissolution of us, holders of the Series D preferred shares and pari passu preferred shares with respect to liquidation (including the Series C, Series E and Series F preferred shares) will generally be entitled to receive the cash value of the liquidation preference of the Series D preferred shares or the pari passu preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares. The Series D preferred shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights.

Series E Preferred Shares

In February 2014, we issued 5,400,000 of our 8.25% Series E Cumulative Redeemable Perpetual Preferred Shares. The liquidation preference of the Series D preferred shares is $25 per share. The shares are redeemable by us at any time on or after February 13, 2019. The shares carry an annual dividend rate of 8.25% per $25 of liquidation preference per share. The Series E preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series C, Series D and Series F preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series E preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series C, Series D and Series F preferred shares. Upon any liquidation or dissolution of us, holders of the Series E preferred shares and pari passu preferred shares with respect to liquidation (including the Series C, Series D and Series F preferred shares) will generally be entitled to receive the cash value of the liquidation preference of the Series E preferred shares or the pari passu preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares. The Series E preferred shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights.

Series F Preferred Shares

On May 17, 2016, we issued 5,600,000 of our 6.95% Series F Cumulative Convertible Perpetual Preferred Shares. The liquidation preference of the Series F preferred shares is $25 per share. The shares carry an initial annual dividend rate of 6.95% per $25 of liquidation preference per share. The Series F preferred shares are redeemable, at our option, at any time after the fifth anniversary of the initial issuance date of the shares, at a price equal to the liquidation preference per share plus any accumulated and unpaid dividends to the redemption date. If Series F preferred shares remain outstanding beyond the fifth anniversary date, the annual dividend rate will increase by 1% on such date and on each anniversary date thereafter, to a maximum of 10.5% after the ninth anniversary date. In certain instances, the annual dividend rate will increase to 10.5% beginning January 1, 2018, in which event the shares will become redeemable at our option on or before that date. The Series F preferred shares represent perpetual equity interests in us and, unlike our indebtedness but like our Series C, Series D and Series E preferred shares, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series F preferred shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and pari passu with the Series C, Series D and Series E preferred shares. Upon any liquidation or dissolution of us, holders of the Series F preferred shares and pari passu preferred shares with respect to liquidation (including the Series C, Series D and Series F preferred shares) will generally be entitled to receive the cash value of the liquidation preference of the Series F preferred shares or the pari passu preferred shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors, but before any distribution is made to or set aside for the holders of junior stock, including our Class A common shares.

The holders of outstanding Series F preferred share generally are entitled to vote together with the holders of our Class A common shares, as a single class, on all matters submitted for a vote of holders of our common shares. For purposes of these voting rights, each holder of Series F preferred share is entitled to one vote for each common share issuable upon conversion of such holder’s Series F preferred shares. The holders of Series F preferred shares also have rights relating to, among other things, the issuance by us of additional parity equity securities or any senior equity securities. The holders of Series F preferred shares may convert, in whole or in part, their Series F preferred shares into Class A common shares. The number of shares of our common stock to be issued upon any conversion of the Series F preferred shares will be determined by dividing (a) an amount equal to $25.00 per Series F preferred share plus all accumulated and unpaid dividends to the conversion date, whether or not declared, by (b) the conversion price in effect at the time of the conversion. The initial conversion price is $18.00 per Series F preferred share, and is subject to appropriate adjustment for common stock dividends, splits, combinations, reclassifications or similar events relating to our Class A common shares. Subject to certain exceptions, the holders of Series F preferred shares have the general right to purchase a pro rata portion of any of our Class A common shares or of any preferred stock with general voting rights that we may issue or sell. We have agreed to register with the SEC the Class A common shares issuable upon conversion of the Series F preferred shares.

PRICE RANGE OF CLASS A COMMON SHARES AND DIVIDENDS

Our Class A common shares were listed on The New York Stock Exchange on August 12, 2005. Our Class A common shares are traded on The New York Stock Exchange under the symbol “SSW.”

The following table sets forth, for the periods indicated, the high and low sales prices for our Class A common shares as reported on The New York Stock Exchange and quarterly dividend paid per Class A common share. The closing sale price of our Class A common shares on The New York Stock Exchange on May 20, 2016 was $16.76 per share.

	Price ranges		Dividend per share(2)
	High	Low
Year Ended
December 31, 2016(1)	$20.00	$13.67
December 31, 2015	20.87	14.02
December 31, 2014	24.36	16.81
December 31, 2013	25.10	16.46
December 31, 2012	19.98	13.50
December 31, 2011	21.33	10.21
Quarter Ended
June 30, 2016(1)	$18.36	$15.78
March 31, 2016	20.00	13.67	0.375
December 31, 2015	17.28	14.02	0.375
September 30, 2015	19.70	14.80	0.375
June 30, 2015	20.87	18.11	0.375
March 31, 2015	19.10	17.04	0.375
December 31, 2014	21.44	16.81	0.345
September 30, 2014	24.36	21.45	0.345
June 30, 2014	24.08	21.10	0.345
March 31, 2014	23.69	21.32	0.345
Month Ended
May 31, 2016(1)	$17.13	$15.78
April 30, 2016	18.36	16.49
March 31, 2016	20.00	16.50
February 29, 2016	17.18	14.97
January 31, 2016	16.98	13.67
December 31, 2015	16.38	14.02
November 30, 2015	16.77	14.92

(1)	Period ending May 20, 2016.

(2)	Dividends declared associated with each respective quarter.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Accordingly, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to certain shareholders’ rights.

SHAREHOLDER MEETINGS
MARSHALL ISLANDS	DELAWARE
• Held at a time and place as designated in the bylaws	• May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors

• May be held within or outside the Marshall Islands	• May be held within or outside Delaware

• Notice:	• Notice:

•  Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting

•  Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given that shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting	• Written notice shall be given not less than 10 nor more than 60 days before the meeting

SHAREHOLDERS’ VOTING RIGHTS
MARSHALL ISLANDS	DELAWARE
• Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote	• Shareholders may act by written consent signed by the holders of outstanding shares having the number of votes necessary to take action at a meeting

• Any person authorized to vote may authorize another person to act for him by proxy	• Any person authorized to vote may authorize another person or persons to act for him by proxy

•  Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting

•  For stock corporations, certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum

• The articles of incorporation may provide for cumulative voting	• The certificate of incorporation may provide for cumulative voting

DIRECTORS
MARSHALL ISLANDS	DELAWARE
• Board must consist of at least one member	• Board must consist of at least one member

• Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board

•  Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate

• If the board is authorized to change the number of directors, it can only do so by an absolute majority (majority of the entire board)

• Removal:	• Removal:

•  Any or all of the directors may be removed for cause by vote of the shareholders

•  If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders

•  Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

DISSENTERS’ RIGHTS OF APPRAISAL
MARSHALL ISLANDS	DELAWARE
• Shareholders have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their share	• Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to exceptions

•  A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

•  The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets

• Alters or abolishes any preferential right of any outstanding shares having preference; or

• Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares

DISSENTERS’ RIGHTS OF APPRAISAL
MARSHALL ISLANDS	DELAWARE
• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class

SHAREHOLDERS’ DERIVATIVE ACTIONS
MARSHALL ISLANDS	DELAWARE

•  An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law

•  In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law

• Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort

• Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of the Marshall Islands

• Attorney’s fees may be awarded if the action is successful

•  Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material United States federal income tax considerations that may be relevant to prospective beneficial owners of our Class A common shares and, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

This discussion applies only to beneficial owners of our Class A common shares that own the shares as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain shareholders in light of their particular circumstances, such as shareholders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or shareholders that will hold our Class A common shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common shares, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our Class A common shares should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our Class A common shares.

No ruling has been requested from the IRS regarding any matter affecting us or our shareholders. Instead, we will rely on the opinion of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s legal judgment and does not bind the IRS or the courts. Accordingly, the opinion and statements made herein may not be sustained by a court if contested by the IRS.

This discussion does not address any U.S. estate, gift or alternative minimum tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Shareholders are urged to consult their own tax advisors regarding the U.S. federal, state, local, non-U.S. and other tax consequences of owning and disposing of our Class A common shares.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our Class A common shares that is, for U.S. federal income tax purposes: (a) a U.S. citizen or U.S. resident alien (or, a “U.S. Individual Holder”); (b) a corporation, or other entity taxable as a corporation, that was created or organized under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Class A Common Shares

Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by us with respect to our Class A common shares to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s Class A common shares, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s Class A common shares will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our Class A common shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the Class A common shares for more than one year. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our Class A common shares will be treated as foreign source income and generally will be treated as “passive category income.”

Under current law, subject to holding-period requirements and certain other limitations, dividends received with respect to our Class A common shares by a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, generally will be treated as qualified dividend income that is taxable to such U.S. Individual Holder at preferential capital gain tax rates (provided we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year).

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of common stock that is equal to or in excess of 10% of a common shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in such common share. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value). If we pay an extraordinary dividend on our Class A common shares that is treated as qualified dividend income, then any loss recognized by a U.S. Individual Holder from the sale or exchange of such Class A common shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Our Class A Common Shares

Subject to the discussion of PFICs, below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our Class A common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares.

Subject to the discussion of extraordinary dividends above, gain or loss recognized upon a sale, exchange or other disposition of our Class A common shares generally will be treated as (a) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short- term capital gain or loss otherwise and (b) U.S. source income or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Consequences of CFC Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50% of either the total combined voting power of all classes of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation, or a CFC. For the year 2016, we believe that we will be treated as a CFC for U.S. federal income tax purposes. It is unclear whether we would be treated as a CFC in future years.

CFC Shareholders are treated as receiving current distributions of their respective share of certain income of the CFC without regard to any actual distributions and are subject to certain burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC (as discussed below). In addition, a person who is or has been a CFC Shareholder may recognize ordinary income on the disposition of shares of the CFC. U.S. persons who may obtain a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder. The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change if we are a CFC.

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that holds stock in a non-U.S. entity treated as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC for any taxable year in which either (a) at least 75% of our gross income (including the gross income of certain of our subsidiaries) consists of passive income or (b) at least 50% of the average value of our assets (including the assets of certain of our subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business) but does not include income derived from the performance of services.

There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and that of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC, and our counsel, Perkins Coie LLP, is of the opinion that we should not be a PFIC based on applicable law, including the Code, legislative history, published revenue rulings and court decisions, and representations we have made to them regarding the composition of our assets, the source of our income and the nature of our activities and other operations following this offering, including:

•	all time charters we have entered into are similar in all material respects to those we have provided to Perkins Coie LLP;

•	the income from our chartering activities with CSCL Asia, COSCON, MOL, K-Line and Yang Ming Marine will be greater than 25% of our total gross income at all relevant times;

•	the gross value of our vessels chartered to CSCL Asia, COSCON, MOL, K-Line and Yang Ming Marine will exceed the gross value of all other assets we own at all relevant times;

•	the estimated useful life of each of our vessels subject to a time charter will be 30 years from the date of delivery under the charter; and

•	the total payments due to us under the charters are substantially in excess of the bareboat charter rate for comparable vessels in effect at the time the time charters were executed.

An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinion of Perkins Coie LLP may not be sustained by a court if contested by the IRS. Further, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations, and therefore the composition of our income and assets, will remain the same in the future. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to one of three different U.S. income tax regimes, depending on whether the U.S. Holder makes certain elections.

Taxation of U.S. Holders Making a Timely QEF Election

If we were classified as a PFIC for a taxable year, a U.S. Holder making a timely election to treat us as a “Qualified Electing Fund” for U.S. tax purposes, or a QEF Election would be required to report its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the U.S. Holder’s taxable year regardless of whether the U.S. Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The U.S. Holder’s adjusted tax basis in our Class A common shares would be increased to reflect taxed but undistributed earnings and profits, and distributions of earnings and profits that had previously been taxed would not be taxed again when distributed but would result in a corresponding reduction in the U.S. Holder’s adjusted tax basis in our Class A common shares. The U.S. Holder generally would recognize capital gain or loss on the sale, exchange or other disposition of our Class A common shares. A U.S. Holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incurred with respect to any year.

A U.S. Holder would make a QEF Election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return and complying with all other applicable filing requirements. However, a U.S. Holder’s QEF Election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, you will not be able to make an effective QEF Election at this time. If, contrary to our expectations, we determine that we are or expect to be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF Election with respect to our Class A common shares.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our Class A common shares are treated as “marketable stock,” then a U.S. Holder would be allowed to make a “mark-to- market” election with respect to our Class A common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our Class A common shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in our Class A common shares. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in our Class A common shares over the fair market value thereof at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to- market election). The U.S. Holder’s tax basis in our Class A common shares would be adjusted to reflect any such income or loss recognized. Gain realized on the sale, exchange or other disposition of our Class A common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our Class A common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to- market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year and if a U.S. Holder did not make either a QEF Election or a mark-to-market election for that year, the U.S. Holder would be subject to special rules resulting in increased tax liability with respect to (a) any excess distribution (i.e., the portion of any distributions received by the U.S. Holder on our Class A common shares in a taxable year in excess of 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Class A common shares) and (b) any gain realized on the sale, exchange or other disposition of our Class A common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Holder’s aggregate holding period for our Class A common shares;

•

the amount allocated to the current taxable year and any taxable year prior to the year we were first treated as a PFIC with respect to the U.S. Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each other taxable year would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which a U.S. Holder owns our Class A common shares, we are a PFIC and the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our Class A common shares. In addition, if a U.S. Individual Holder is an individual who dies while owning our Class A common shares, such shareholder’s successor generally would not receive a step-up in tax basis with respect to such shares.

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirement, as well as the applicability, availability and advisability of, and procedure for, making QEF Elections, mark-to-market elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

Medicare Tax on Unearned Income

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends and gain from the sale or other disposition of our Class A common shares. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of our Class A common shares.

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders that hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our Class A common shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our Class A common shares.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our Class A common shares (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to herein as a non-U.S. Holder.

Distributions on Our Class A Common Shares

In general, a non-U.S. Holder is not subject to U.S. federal income tax on distributions received from us with respect to our Class A common shares unless the distributions are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the non-U.S. Holder maintains in the United States). If a non-U.S. Holder is engaged in a U.S. trade or business and the distribution is deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on that distribution in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Our Class A Common Shares

In general, a non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our Class A common shares unless (a) such gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the non-U.S. Holder maintains in the United States) or (b) the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which those shares are disposed of (and certain other requirements are met). If a non-U.S. Holder is engaged in a U.S. trade or business and the disposition of Class A common shares is deemed to be effectively connected to that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Information Reporting and Backup Withholding

In general, payments of distributions with respect to, or the proceeds of a disposition of our Class A common shares to a Non-Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non-Corporate U.S. Holder also may be subject to backup withholding if the Non-Corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States by certifying their status on an IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a holder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

NON-UNITED STATES TAX CONSIDERATIONS

Marshall Islands Tax Considerations

The following discussion is the opinion of Reeder & Simpson, P.C., our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a shareholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of Class A common shares, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the Class A common shares.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

Canadian Federal Income Tax Considerations

The following discussion is the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, as to the material Canadian federal income tax consequences under the Income Tax Act (Canada) (the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of Class A common shares acquired in this offering who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (the Canada-U.S. Treaty), resident only in the United States who are “qualifying persons” for purposes of the Canada-U.S. Treaty and who deal at arm’s length with us (U.S. Resident Holders). This disclosure may not apply to United States limited liability companies; accordingly, such holders should consult their own tax advisors. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

Subject to the assumptions below, under the Canada Tax Act no taxes on income (including taxable capital gains and withholding tax on dividends) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of our shares. This opinion is based upon the assumptions that we are not a resident of Canada and such U.S. Resident Holders do not have, and have not had, for the purposes of the Canada-U.S. Treaty, a permanent establishment in Canada to which such shares pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such shares in the course of carrying on a business in Canada. Based on the Canada Tax Act as currently enacted, we will not be resident in Canada in a particular taxation year if our principal business in that year is “international shipping”, all or substantially all of our gross revenue for that year consists of gross revenue from “international shipping”, and we were not granted articles of continuance in Canada before the end of that year. International shipping is defined as the operation of ships that are owned or leased by an operator and that are used primarily in transporting passengers or goods in international traffic and includes the chartering of ships, provided that one or more persons related to the operator (if the operator and each such person is a corporation), or persons or partnerships affiliated with the operator (in any other case), has complete possession, control and command of the ship. The leasing of a ship by a lessor to a lessee that has complete passion, control and command of the ship is excluded from the international shipping definition, unless the lessor or a corporation, trust or partnership affiliated with the lessor has an eligible interest in the lessee.

The definition of “international shipping” was introduced following industry consultation, with the intent of providing shipping companies with flexibility in the manner in which they structure their intra-

group chartering contracts. Based on our operations and our understanding of the foregoing intention of the definition of “international shipping”, we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canada Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada under the Canada Tax Act. However, if we were or become resident in Canada, we would be or become subject under the Canada Tax Act to Canadian income tax on our worldwide income and our non-Canadian resident shareholders would be or become subject to Canadian withholding tax on dividends paid in respect of our shares. Generally, a corporation that is not resident in Canada will be taxable in Canada on income it earns from carrying on a business in Canada and on gains from the disposition of property used in a business carried on in Canada. However, there are specific statutory exemptions under the Canada Tax Act that provide that income earned in Canada by a non-resident corporation from international shipping, and gains realized from the disposition of ships used principally in international traffic, are not included in the non-resident corporation’s income for Canadian tax purposes where the corporation’s country of residence grants substantially similar relief to a Canadian resident. A Canadian resident corporation that carries on an international shipping business, as described in the previous sentence, in the Republic of the Marshall Islands is exempt from income tax under the current laws of the Republic of the Marshall Islands.

Subject to the below assumption, we expect that we will qualify for these statutory exemptions under the Canada Tax Act. Based on our operations, we do not believe that we are, nor do we expect to be, carrying on a business in Canada for purposes of the Canada Tax Act other than a business that would provide us with these statutory exemptions from Canadian income tax. The foregoing is based upon the assumption that we are a resident of the Republic of the Marshall Islands. However, these statutory exemptions are contingent upon reciprocal treatment being provided under the laws of the Republic of the Marshall Islands. If in the future as a non-resident of Canada, we are carrying on a business in Canada that is not exempt from Canadian income tax, or these statutory exemptions are not accessible due to changes in the laws of the Republic of the Marshall Islands or otherwise, we would be subject to Canadian income tax on our non-exempt income earned in Canada which could reduce our earnings available for distribution to shareholders.

Please read “Business – Taxation of the Company – Canadian Taxation” for a further discussion, separate from this opinion, of the tax consequences of us becoming a resident of Canada.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

UNDERWRITING

Wells Fargo Securities, LLC, Morgan Stanley & Co. LLC, UBS Securities LLC, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, and Stifel, Nicolaus & Company Incorporated are acting as joint book- running managers of this Class A common share offering and Wells Fargo Securities, LLC and Morgan Stanley & Co. LLC, or the Representatives, are acting as representatives of each of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of Class A common shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Wells Fargo Securities, LLC
Morgan Stanley & Co. LLC
UBS Securities LLC
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Stifel, Nicolaus & Company Incorporated
RBC Capital Markets, LLC
BB&T Capital Markets, a division of BB&T Securities, LLC
Janney Montgomery Scott LLC
Ladenburg Thalmann & Co.

Total	5,000,000

Concurrently with our offering to the public, we are selling an aggregate of $15 million of our Class A common shares, at the public offering price, to our chief executive officer and affiliates of one of our directors, Graham Porter, and of Dennis Washington, our largest shareholder. We refer to this sale as the concurrent sale. We are selling these shares directly to the purchasers in the concurrent sale and not through underwriters or any brokers or dealers. The shares sold to the purchasers in the concurrent sale will not be subject to any underwriting discounts or commissions. The common shares will not be sold to the purchasers in the concurrent sale unless this offering to the public is consummated.

The underwriting agreement provides that the obligations of the underwriters to purchase the Class A common shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Class A common shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

The underwriters initially propose to offer the Class A common shares directly to the public at the offering price listed on the cover page of this prospectus supplement or to certain dealers at a price that represents a concession not in excess of $            per share. After the initial offering, the offering price and other selling terms may from time to time be varied by the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate 750,000 additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

Subject to certain exceptions, we, our officers and directors have agreed that, for a period of 60 days from the date of this prospectus supplement, we will not, without the prior written consent of Wells Fargo

Securities, LLC and Morgan Stanley & Co. LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our Class A common shares. Wells Fargo Securities, LLC and Morgan Stanley & Co. LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The shares are listed on The New York Stock Exchange under the symbol “SSW.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering.

Paid by Us
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that our total expenses for this offering will be approximately $350,000.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In particular, affiliates of some of the underwriters are parties to our credit facilities. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facility. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares which are the subject of the offering contemplated by this prospectus supplement may be made to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including by Directive 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the shares described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering memorandum and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

•

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Japan

The shares offered in this prospectus supplement have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and the shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus supplement, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the People’s Republic of China

This prospectus supplement may not be circulated or distributed in the People’s Republic of China, and the shares may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the People’s Republic of China except pursuant to applicable laws and regulations of the People’s Republic of China. For the purpose of this paragraph, the People’s Republic of China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

LEGAL MATTERS

The validity of the Class A common shares and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by Dennis J. Reeder, Reeder & Simpson, P.C. Certain other legal matters will be passed upon for us by Perkins Coie LLP, Portland, Oregon, and by Blake, Cassels & Graydon LLP, Vancouver, British Columbia. Perkins Coie LLP and Blake, Cassels &

Graydon LLP may rely on the opinions of Dennis J. Reeder, Reeder & Simpson, P.C. for all matters of Marshall Islands law. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Seaspan Corporation as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, have been incorporated by reference herein and in the related registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

The section in this prospectus supplement entitled “The International Containership Industry” has been included in reliance upon Clarksons Research’s authority as an expert on such matters. Clarksons Research has confirmed to us that such section accurately describes the international containership market, subject to the availability and reliability of the data supporting the statistical and graphical information presented in this prospectus supplement, as indicated in the consent of Clarksons Research filed as an exhibit to our Report on Form 6-K filed on the date of this prospectus supplement and incorporated by reference into the registration statement of which this prospectus supplement is a part.

EXPENSES

We estimate the expenses in connection with the issuance and distribution of our Class A common shares, other than underwriting discounts and commissions, as follows:

Legal Fees and Expenses	$225,000
Accountants’ Fees and Expenses	45,000
Printing Expenses	50,000
Transfer Agent Fees and Expenses	5,000
Miscellaneous Costs	25,000

Total	$ 350,000

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file and furnish annual and other reports with the SEC. You may read and copy any document that we file or furnish with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-(800) SEC-0330, and you may obtain copies of documents at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, you can obtain information about us at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Information Incorporated by Reference

The SEC allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus supplement. Information that we file later with the SEC prior to the termination of this offering will also be considered to be part of this prospectus supplement and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference into this prospectus supplement the documents listed below:

•	Reports on Form 6-K, filed with the SEC on March 11, 2016, April 22, 2016, April 26, 2016, May 19, 2016 and May 23, 2016.

•	Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 10, 2016.

•

The descriptions of our Class A common shares as set forth in our registration statement on Form 8-A filed on August 2, 2005, including any subsequent amendments or reports filed for the purpose of updating such descriptions.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the SEC and certain Reports on Form 6-K that we furnish to the SEC after the date of this prospectus supplement (if they state that they are incorporated by reference into this prospectus supplement) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus supplement has been terminated. In all cases, you should rely on the later information over different information included in this prospectus supplement or the base prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the base prospectus. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the base prospectus as well as the information we previously filed with the SEC and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

Seaspan Corporation

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(852) 2540-1686

Attention: Chief Financial Officer

Information Provided by the Company

We will furnish, on request, to holders of our Class A common shares annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. GAAP and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands corporation, and our executive offices are located outside of the United States in Hong Kong. A majority of our directors and officers and some of the experts named in this prospectus reside outside of the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or those persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

In addition, the courts of the Marshall Islands or Hong Kong may not (a) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws or (b) recognize or enforce against us or any of our officers, directors or experts judgments of courts of the United States predicated on U.S. federal or state securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

Annual Survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Bareboat Charter.    A charter of a vessel under which the shipowner is usually paid a fixed amount for a certain period of time during which the charterer is responsible for the vessel operating expenses, including crewing, and voyage expenses of the vessel and for the management of the vessel. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Bunkers.    Heavy fuel and diesel oil used to power a vessel’s engines.

Charter.    The hire of a vessel for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

Charterer.    The party that charters a vessel.

Classification Society.    An independent organization that certifies that a vessel has been built and maintained according to the organization’s rules for that type of vessel and complies with the applicable rules and regulations of the flag state and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being “in-class.”

Dry-Docking.    The removal of a vessel from the water for inspection and, if needed, repair of those parts of a vessel that are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Dry-dockings for containerships are generally required once every five years, one of which must be a “special survey.”

Flag State.    The country of a vessel’s registry.

Hire Rate.    The payment to the shipowner from the charterer for the use of the vessel.

Hull.    Shell or body of a vessel.

IMO.    International Maritime Organization, a United Nations agency that issues international standards for shipping.

Intermediate Survey.    The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each “special survey.”

Newbuilding.    A new vessel under construction or just completed.

Off-Charter.    The period in which a vessel is not in service under a time charter and, accordingly, we do not receive hire.

Off-Hire.    The period in which a vessel is not available for service under a time charter and, accordingly, the charterer generally is not required to pay the hire rate. Off-hire periods can include days spent on repairs, dry- docking and surveys, whether or not scheduled.

Protection and Indemnity (or P&I) Insurance.    Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

Scrapping.    The sale of a vessel as scrap metal.

Special Survey.    The inspection of a vessel by a classification society surveyor that takes place every five years, as part of the recertification of the vessel by a classification society.

Spot Market.    The market for immediate chartering of a vessel, usually for single voyages.

TEU.    Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

Time Charter.    A charter under which the shipowner hires out a vessel for a specified period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses, while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The shipowner is paid the hire rate, which accrues on a daily basis.

Vessel Operating Expenses.    The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts, and repair and maintenance costs.

PROSPECTUS

Common Shares

Preferred Shares

Convertible Preferred Shares

Debt Securities

Convertible Debt Securities

Seaspan Corporation

We may, from time to time, offer to sell common shares, preferred shares, convertible preferred shares, debt securities or convertible debt securities. We refer to our common shares, preferred shares, convertible preferred shares, debt securities and convertible debt securities collectively as the “securities.” The securities we may offer may be convertible into or exercisable or exchangeable for other securities. We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus. In addition, this prospectus may be used to offer securities for the account of persons other than us.

This prospectus describes some of the general terms that may apply to these securities. Each time we sell securities, the specific terms of the securities to be offered, and any other information relating to a specific offering, will be set forth in an amendment to the registration statement of which this prospectus is a part, or in a supplement to this prospectus, or may be set forth in one or more documents incorporated by reference in this prospectus.

We or any selling securityholder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, or through other means, on a continuous or delayed basis. If any underwriters are involved in the sale of any securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or may be calculable from the information set forth, in the applicable prospectus supplement.

You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

Our Class A common shares are listed on the New York Stock Exchange under the symbol “SSW.” On August 16, 2013, the last reported sale price of our Class A common shares on the New York Stock Exchange was $21.44 per share. Our Series C preferred shares are listed on the New York Stock Exchange under the symbol “SSW PR C.” On August 16, 2013, the last reported sale price of our Series C preferred shares on the New York Stock Exchange was $26.19 per share. Our Series D preferred shares are listed on the New York Stock Exchange under the symbol “SSW PR D.” On August 16, 2013, the last reported sale price of our Series D preferred shares on the New York Stock Exchange was $25.05 per share.

Investing in our securities involves a high degree of risk. Please read the sections entitled “Forward-Looking Information ” and “Risk Factors” contained on pages 3 and 4 of this prospectus and in the applicable prospectus supplement, as well as documents which are incorporated by reference herein and therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 19, 2013.

You should rely only on the information contained in this prospectus, any prospectus supplement or incorporated by reference herein or therein. We have not authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where an offer is not permitted. You should not assume that the information contained in this prospectus or incorporated by reference herein is accurate as of any date other than the date on the front of this prospectus or the date of such incorporated documents, as the case may be.

i

ABOUT THIS PROSPECTUS

Unless we otherwise specify, when used in this prospectus, the terms “Seaspan,” the “Company,” “we,” “our” and “us” refer to Seaspan Corporation and its subsidiaries. Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars, and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

This prospectus is part of a registration statement on Form F-3 we filed with the Securities Exchange Commission, or the Commission, using a shelf registration process. Under the shelf registration process, we and certain securityholders may sell any combination of the securities described in this prospectus from time to time and in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we or selling securityholders sell securities under this prospectus, we will provide a prospectus supplement that contains specific information about the terms of the offering and of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in the applicable prospectus supplement. No limit exists on the aggregate amount of the securities we or selling securityholders may sell pursuant to the registration statement of which this prospectus is a part. You should carefully read both this prospectus and any applicable prospectus supplement together with additional information described below under “Information Incorporated By Reference.”

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents incorporated by reference herein and therein. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus, or in any prospectus supplement, is accurate as of any date other than its date regardless of the time of delivery of the prospectus or prospectus supplement or any sale of the securities. Our business, financial condition, results of operations and prospects, as well as other information, may have changed since such dates.

This prospectus does not contain all the information provided in the registration statement we filed with the Commission. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described below under “Where You Can Find More Information.”

1

ABOUT SEASPAN CORPORATION

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of August 15, 2013, we operated a fleet of 71 containerships (including eight vessels under long-term leases) and we have entered into contracts for the purchase of an additional 13 newbuilding containerships, which have scheduled delivery dates through 2015. Each of our 13 newbuilding containerships will commence operation under long-term, fixed-rate charters upon delivery. Five of these 13 newbuilding containerships remain subject to allocation in relation to the right of first refusal agreement with Greater China Intermodal Investments LLC, an investment vehicle established by an affiliate of The Carlyle Group. The average age of the 71 vessels in our operating fleet was approximately six years as of August 15, 2013.

We are a Marshall Islands corporation incorporated on May 3, 2005. We maintain our principal executive offices at Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China. Our telephone number is (852) 2540-1686. We maintain a website at www.seaspancorp.com. The information on our website is not part of this prospectus, and you should rely only on the information contained in this prospectus, any prospectus supplement and the documents incorporated by reference herein or therein when making a decision whether to investment in our securities.

2

FORWARD-LOOKING INFORMATION

This prospectus, any prospectus supplement and the documents incorporated by reference herein and therein contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. They often include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “projects,” “forecasts,” “potential,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “seek,” “should” or “will,” or the negative of those terms, or comparable terminology. These forward-looking statements are all based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. Our actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, the risks and uncertainties discussed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual reports on Form 20-F and any reports on Form 6-K incorporated herein by reference.

Any or all of our forward-looking statements in this prospectus, any prospectus supplement and the documents incorporated by reference herein and therein may turn out to be inaccurate. Incorrect assumptions we might make and known or unknown risks and uncertainties may affect the accuracy of our forward-looking statements. Forward-looking statements reflect our current expectations or forecasts of future events or results and are inherently uncertain, and accordingly, you should not place undue reliance on forward-looking statements.

Although we believe that the expectations and forecasts reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Consequently, no forward-looking statement can be guaranteed and future events and actual or suggested results may differ materially. We expressly disclaim any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make in our annual reports on Form 20-F and any reports on Form 6-K that we incorporate herein by reference, as well as in any prospectus supplement relating to this prospectus and other public filings with the Commission.

3

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described in the sections entitled “Risk Factors” in any prospectus supplement and those set forth in documents incorporated by reference in this prospectus and any applicable prospectus supplement, including our annual report on Form 20-F for the year ended December 31, 2012, filed on March 19, 2013, and subsequent filings, as well as other information in this prospectus and any prospectus supplement, before purchasing any of our securities. Each of the risks described in these sections and documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a loss of your investment. Additional risks and uncertainties known or not known to us or that we deem immaterial may also impair our business, financial condition, results of operations and prospects.

4

WHERE YOU CAN FIND MORE INFORMATION

We file and furnish annual and other reports with the Commission. You may read and copy any document that we file at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

This prospectus is part of a registration statement on Form F-3 filed by us with the Commission under the U.S. Securities Act of 1933, as amended, or the Securities Act. As permitted by the Commission, this prospectus does not contain all the information in the registration statement filed with the Commission. For a more complete understanding of this offering, you should refer to the complete registration statement (including exhibits) on Form F-3 that may be obtained from the locations described above. Statements contained in this prospectus or in any prospectus supplement about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

5

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c) or 15(d) of the Exchange Act on or after the date of this prospectus (other than information “furnished” to the Commission, unless otherwise stated) until the termination of the registration statement of which this prospectus is a part:

•	Current Reports on Form 6-K, dated March 19, 2013, May 3, 2013 and August 1, 2013;

•	Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Commission on March 19, 2013; and

•	The descriptions of our Class A common shares, our Series C preferred shares, our Series D preferred shares and our Series R preferred shares as set forth in our registration statements on Form 8-A filed on August 2, 2005, January 28, 2011, December 13, 2012 and April 19, 2011, respectively, including any subsequent amendments or reports filed for the purpose of updating such descriptions.

You may obtain a copy of the above mentioned filings or any subsequent filing we incorporated by reference into this prospectus or any prospectus supplement through the Commission or the Commission’s website as described above. You may also obtain copies of these documents free of charge by writing or telephoning us at the following address:

Seaspan Corporation

Unit 2, 7th Floor

Bupa Centre 141

Connaught Road West

Hong Kong

China

(852) 2540-1686

6

USE OF PROCEEDS

We will retain broad discretion over the use of the net proceeds from the sale of our securities offered by this prospectus. Unless we specify otherwise in any prospectus supplement, we currently intend to use the net proceeds from the sale of securities offered by this prospectus for capital expenditures, repayment of indebtedness, working capital, to make vessel acquisitions and for general corporate purposes.

7

RATIO OF EARNINGS TO FIXED CHARGES AND

TO FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth our ratio of earnings to (a) fixed charges and (b) fixed charges and preference dividends for the periods presented:

	Six Months Ended June 30, 2013	Year Ended December 31,
		2012	2011		2010		2009	2008
Ratio of earnings to fixed charges(1)	5.6	2.4	—	(2)	—	(2)	2.6	—	(2)
Ratio of earnings to fixed charges and preference dividends(1)	3.8	1.7	—	(2)	—	(2)	2.6	—	(2)
Dollar amount (in thousands) of deficiency in earnings to fixed charges	—	—	94,380		120,707		—	261,229
Dollar amount (in thousands) of deficiency in earnings to fixed charges and preference dividends	—	—	117,558		121,484		—	261,229

(1)	For purposes of calculating the ratios of consolidated earnings to fixed charges and to fixed charges and preference dividends:

•	“earnings” consist of pre-tax income from continuing operations prepared under U.S. GAAP (which includes non-cash unrealized gains and losses on derivative financial instruments) plus fixed charges, net of capitalized interest and capitalized amortization of deferred financing fees;

•	“fixed charges” represent interest incurred (whether expensed or capitalized) and amortization of deferred financing costs (whether expensed or capitalized) and accretion of discount; and

•	“preference dividends” refers to the amount of pre-tax earnings that is required to pay the cash dividends on outstanding preference securities and is computed as the amount of (a) the dividend divided by (b) the result of 1 minus the effective income tax rate applicable to continuing operations.

The ratios of earnings to fixed charges and to fixed charges and preference dividends are ratios that we are required to present in this prospectus and have been calculated in accordance with Commission rules and regulations. These ratios have no application to our credit and lease facilities and preferred shares and we believe they are not ratios generally used by investors to evaluate our overall operating performance.

(2)	The ratio of earnings to fixed charges or to fixed charges and preference dividends for this period was less than 1.0X.

8

DESCRIPTION OF SECURITIES

We may offer common shares, preferred shares, convertible preferred shares, debt securities or convertible debt securities. We will set forth in an accompanying prospectus supplement a description of the common shares, preferred shares, convertible preferred shares, debt securities or convertible debt securities that may be offered under this prospectus. The terms of the offering of securities, including the public offering price and any net proceeds to us, will be contained in the accompanying prospectus supplement and other offering material relating to such offering.

9

SELLING SECURITYHOLDERS

Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in an amendment to the registration statement of which this prospectus is a part, or in filings we make with the Commission under the Exchange Act that are incorporated by reference.

10

PLAN OF DISTRIBUTION

We or any selling securityholder may sell our common shares, preferred shares, convertible preferred shares, debt securities and convertible debt securities from time to time on a continuous or delayed basis (a) to or through underwriters or dealers, (b) through agents, (c) directly to one or more purchasers or other persons or entities, (d) through a combination of these methods or (e) through other means. We will identify the specific plan of distribution, including any underwriters, dealers, agents or other purchasers, persons or entities and any applicable compensation, in a prospectus supplement or other appropriate filing.

11

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the issuance and distribution of our common shares in this offering, other than underwriting discounts and commissions, as follows:

Commission Registration Fee	$	*
Printing Expenses		**
Legal Fees and Expenses		**
Accountants’ Fees and Expenses		**
NYSE Listing Fee		**
FINRA Filing Fee		**
Blue Sky Fees and Expenses		**
Transfer Agent’s Fees and Expenses		**
Miscellaneous Costs		**

Total	$	**

*	In accordance with Rules 456(b) and 457(r) of the Securities Act, we are deferring payment of the registration fee for the securities offered.
**	To be provided by a prospectus supplement or as an exhibit to a filing with the Commission pursuant to the Exchange Act that is incorporated by reference into this prospectus.

12

LEGAL MATTERS

Unless otherwise stated in any applicable prospectus supplement, the validity of the equity securities and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by our counsel to Marshall Islands law, Dennis J. Reeder, Reeder & Simpson, P.C. Unless otherwise stated in any applicable prospectus supplement, the legality of the debt securities and certain other legal matters will be passed upon for us by Perkins Coie LLP. As appropriate, legal counsel representing any underwriters, dealers or agents will be named in the applicable prospectus supplement and may opine to certain legal matters.

EXPERTS

The consolidated financial statements of Seaspan Corporation as of December 31, 2012 and 2011 and for each of the three years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financing reporting as of December 31, 2012, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, which reports are also incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands corporation, and our principal executive offices are located outside of the United States in Hong Kong. A majority of our directors and officers and some of the experts named in this prospectus reside outside of the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or those persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

In addition, the courts of the Marshall Islands or Hong Kong may not (1) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws or (2) recognize or enforce against us or any of our officers, directors or experts judgments of courts of the United States predicated on U.S. federal or state securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

13

5,000,000 Shares

Seaspan Corporation

Class A Common Shares

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Wells Fargo Securities

Morgan Stanley

UBS Investment Bank

Credit Suisse

J.P. Morgan

Stifel

Co-Managers

RBC Capital Markets

BB&T Capital Markets

Janney Montgomery Scott

Ladenburg Thalmann

May    , 2016